U.S. Securities and Exchange Commission
Washington, D.C. 20549


05067787

OMB APPROVAL
OMB Number: 3235-0327
Expires: May 31, 2006
Estimated average burden
hours per response.... 0.15

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


RECD S.E.C.
OCT 6 - 2005
1086

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

FOR 10-4-05
Current Report on Form 8-K 2005-SP2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-125485
SEC File Number of Registration Statement


PROCESSED
OCT 12 2005
THOMSON
FINANCIAL

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 4th day of October 2005.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: ______________________
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2005, that the information set forth in this statement is true and complete.

By: ______________________
(Name)
(Title)



ABS New Transaction

Computational Materials

$[303,147,000]
(Approximate Offered Certificates)
Mortgage Loan Asset-Backed Pass-Through Certificates,
RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about September 30, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[185,361,000] senior/subordinate ABS overcollateralization structure
	Group II	$303,147,000 senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch

September 27, 2005

(Part I of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

Net WAC Cap and Effective Maximum Rate for the Certificates

A-II Arms: 30CPR and Fixed: 0CPR

Period	Payment Date	Fwd (%)	Shock (%)	Period	Payment Date	Fwd (%)	Shock (%)
1	10/25/2005	12.107	12.107	61	10/25/2010	6.492	7.928
2	11/25/2005	5.472	9.970	62	11/25/2010	6.277	7.761
3	12/25/2005	5.658	9.941	63	12/25/2010	6.481	7.862
4	1/25/2006	5.480	9.907	64	1/25/2011	6.277	7.692
5	2/25/2006	5.484	9.875	65	2/25/2011	6.272	7.658
6	3/25/2006	6.076	9.866	66	3/25/2011	6.975	8.136
7	4/25/2006	5.493	9.809	67	4/25/2011	6.294	7.614
8	5/25/2006	5.680	9.786	68	5/25/2011	6.498	7.728
9	6/25/2006	5.501	9.741	69	6/25/2011	6.282	7.549
10	7/25/2006	5.689	9.720	70	7/25/2011	6.485	7.668
11	8/25/2006	5.541	9.671	71	8/25/2011	6.273	7.486
12	9/25/2006	5.545	9.635	72	9/25/2011	6.275	7.454
13	10/25/2006	5.734	9.618	73	10/25/2011	6.483	7.584
14	11/25/2006	5.553	9.561	74	11/25/2011	6.268	7.398
15	12/25/2006	5.743	9.547	75	12/25/2011	6.471	7.528
16	1/25/2007	5.684	9.491	76	1/25/2012	6.268	7.339
17	2/25/2007	5.704	9.454	77	2/25/2012	6.263	7.310
18	3/25/2007	6.318	9.509	78	3/25/2012	6.689	7.622
19	4/25/2007	5.710	9.377	79	4/25/2012	6.252	7.254
20	5/25/2007	5.905	9.371	80	5/25/2012	6.454	7.265
21	6/25/2007	5.717	9.298	81	6/25/2012	6.241	7.010
22	7/25/2007	5.910	9.295	82	7/25/2012	6.443	7.222
23	8/25/2007	5.731	9.218	83	8/25/2012	6.233	6.968
24	9/25/2007	5.838	9.181	84	9/25/2012	6.236	6.948
25	10/25/2007	6.034	9.183	85	10/25/2012	6.439	7.159
26	11/25/2007	5.853	9.099	86	11/25/2012	6.226	6.908
27	12/25/2007	6.050	9.105	87	12/25/2012	6.429	7.119
28	1/25/2008	5.905	9.024	88	1/25/2013	6.224	6.870
29	2/25/2008	5.910	8.983	89	2/25/2013	6.219	6.852
30	3/25/2008	6.718	9.072	90	3/25/2013	6.878	7.566
31	4/25/2008	6.280	8.917	91	4/25/2013	6.208	6.816
32	5/25/2008	6.485	8.935	92	5/25/2013	6.410	7.025
33	6/25/2008	6.272	8.834	93	6/25/2013	6.198	6.781
34	7/25/2008	6.476	8.856	94	7/25/2013	6.400	6.990
35	8/25/2008	6.264	8.751	95	8/25/2013	6.191	6.748
36	9/25/2008	6.270	8.718	96	9/25/2013	6.191	6.731
37	10/25/2008	6.474	8.747	97	10/25/2013	6.393	6.939
38	11/25/2008	6.261	8.635	98	11/25/2013	6.182	6.700
39	12/25/2008	6.465	8.669	99	12/25/2013	6.384	6.908
40	1/25/2009	6.246	8.560	100	1/25/2014	6.179	6.670
41	2/25/2009	6.251	8.520	101	2/25/2014	6.176	6.655
42	3/25/2009	6.913	8.759	102	3/25/2014	6.834	7.352
43	4/25/2009	6.240	8.449	103	4/25/2014	6.169	6.627
44	5/25/2009	6.443	8.496	104	5/25/2014	6.371	6.834
45	6/25/2009	6.231	8.367	105	6/25/2014	6.162	6.600
46	7/25/2009	6.435	8.419	106	7/25/2014	6.363	6.806
47	8/25/2009	6.293	8.302	107	8/25/2014	6.156	6.574
48	9/25/2009	6.301	8.269	108	9/25/2014	6.157	6.561
49	10/25/2009	6.505	8.331	109	10/25/2014	6.358	6.767
50	11/25/2009	6.290	8.191	110	11/25/2014	6.143	6.531
51	12/25/2009	6.494	8.257	111	12/25/2014	6.344	6.737
52	1/25/2010	6.326	8.131	112	1/25/2015	6.140	6.511
53	2/25/2010	6.320	8.093	113	2/25/2015	6.137	6.499
54	3/25/2010	6.987	8.422	114	3/25/2015	6.789	7.184
55	4/25/2010	6.305	8.016	115	4/25/2015	6.129	6.478
56	5/25/2010	6.509	8.097	116	5/25/2015	6.331	6.683
57	6/25/2010	6.293	7.940	117	6/25/2015	6.123	6.457
58	7/25/2010	6.497	8.027	118	7/25/2015	6.325	6.662
59	8/25/2010	6.285	7.870	119	8/25/2015	6.119	6.437
60	9/25/2010	6.288	7.833	120	9/25/2015	6.119	6.427

ABS New Transaction

Computational Materials

$[303,147,000]
(Approximate Offered Certificates)
Mortgage Loan Asset-Backed Pass-Through Certificates,
RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about September 30, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[185,361,000] senior/subordinate ABS overcollateralization structure
	Group II	$303,147,000 senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch

September 27, 2005

(Part I of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

					1ML Cap #1 Hypothetical AFCap corridor for A-II 10CPR; Fwd Libor +300		
Preliminary Deal Assumption							
Mon	Beginning Accrual	Ending Accrual	1ml Set date	Payment date	Balance	Lower collar	Upper collar
1	10/11/05	10/25/2005	10/09/05	10/23/05	288,130,000	4.138	4.138
2	10/25/05	11/25/2005	10/23/05	11/23/05	285,091,031	5.168	7.213
3	11/25/05	12/25/2005	11/23/05	12/23/05	282,080,234	5.363	7.380
4	12/25/05	01/25/2006	12/23/05	01/23/06	279,098,494	5.180	7.467
5	01/25/06	02/25/2006	01/23/06	02/23/06	276,144,505	5.180	7.491
6	02/25/06	03/25/2006	02/23/06	03/23/06	273,218,038	5.781	7.510
7	03/25/06	04/25/2006	03/23/06	04/23/06	270,319,758	5.193	7.539
8	04/25/06	05/25/2006	04/23/06	05/23/06	267,448,478	5.375	7.563
9	05/25/06	06/25/2006	05/23/06	06/23/06	264,603,959	5.204	7.580
10	06/25/06	07/25/2006	06/23/06	07/23/06	261,786,727	5.387	7.592
11	07/25/06	08/25/2006	07/23/06	08/23/06	258,995,768	5.320	7.600
12	08/25/06	09/25/2006	08/23/06	09/23/06	256,230,850	5.320	7.606
13	09/25/06	10/25/2006	09/23/06	10/23/06	253,491,742	5.507	7.612
14	10/25/06	11/25/2006	10/23/06	11/23/06	250,778,216	5.320	7.618
15	11/25/06	12/25/2006	11/23/06	12/23/06	248,090,044	5.507	7.628
16	12/25/06	01/25/2007	12/23/06	01/23/07	245,427,004	5.852	7.639
17	01/25/07	02/25/2007	01/23/07	02/23/07	242,814,993	5.883	7.646
18	02/25/07	03/25/2007	02/23/07	03/23/07	240,225,745	6.545	7.646
19	03/25/07	04/25/2007	03/23/07	04/23/07	237,659,908	5.883	7.649
20	04/25/07	05/25/2007	04/23/07	05/23/07	235,117,882	6.096	7.646
21	05/25/07	06/25/2007	05/23/07	06/23/07	232,599,748	5.890	7.619
22	06/25/07	07/25/2007	06/23/07	07/23/07	230,104,542	6.096	7.574
23	07/25/07	08/25/2007	07/23/07	08/23/07	227,632,524	5.900	7.548
24	08/25/07	09/25/2007	08/23/07	09/23/07	225,183,767	6.048	7.555
25	09/25/07	10/25/2007	09/23/07	10/23/07	222,757,788	6.260	7.594
26	10/25/07	11/25/2007	10/23/07	11/23/07	220,354,386	6.071	7.636
27	11/25/07	12/25/2007	11/23/07	12/23/07	217,970,954	6.284	7.668
28	12/25/07	01/25/2008	12/23/07	01/23/08	215,609,734	6.303	7.689
29	01/25/08	02/25/2008	01/23/08	02/23/08	213,278,612	6.320	7.696
30	02/25/08	03/25/2008	02/23/08	03/23/08	210,969,557	7.473	7.687
31	03/25/08	04/25/2008	03/23/08	04/23/08	208,702,821	6.972	7.664
32	04/25/08	05/25/2008	04/23/08	05/23/08	206,457,029	7.215	7.643
33	05/25/08	06/25/2008	05/23/08	06/23/08	204,231,995	6.974	7.630
34	06/25/08	07/25/2008	06/23/08	07/23/08	202,027,538	7.217	7.628
35	07/25/08	08/25/2008	07/23/08	08/23/08	199,843,478	6.988	7.638
36	08/25/08	09/25/2008	08/23/08	09/23/08	197,679,805	7.244	7.661
37	09/25/08	10/25/2008	09/23/08	10/23/08	195,541,134	7.497	7.695
38	10/25/08	11/25/2008	10/23/08	11/23/08	193,422,251	7.269	7.725
39	11/25/08	12/25/2008	11/23/08	12/23/08	191,323,661	7.522	7.745
40	12/25/08	01/25/2009	12/23/08	01/23/09	189,244,502	7.270	7.754
41	01/25/09	02/25/2009	01/23/09	02/23/09	187,184,442	7.309	7.751

ABS New Transaction

Computational Materials

$[303,147,000]
(Approximate Offered Certificates)
Mortgage Loan Asset-Backed Pass-Through Certificates,
RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about September 30, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[185,361,000] senior/subordinate ABS overcollateralization structure
	Group II	$303,147,000 senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch

September 27, 2005

(Part I of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

RAAC05SP2_MBS_Price_CHYNE - Price/Yield - M-II-1

Balance	$7,356,000.00	Delay	0	Index	LIBOR_1MO | 100	WAC(1)	6.0516	WAM(1)	313
Coupon	4.338	Dated	10/11/2005	Mult / Margin	1 / .50	NET(1)	5.65	WALA(1)	29
Settle	10/11/2005	First Payment	10/25/2005	Cap / Floor	14 / 0				

Price 100.000%	100% CHYNE Vectors	100% CHYNE Vectors	100% CHYNE Vectors	100% CHYNE Vectors
Libor Shock	0%	100%	200%	300%
	To Maturity	**To Maturity**	**To Maturity**	**To Maturity**
Disc Margin	-2989	-2779	-2592	-2422
WAL	5.79	5.82	5.84	5.86
Principal Writedown	6,692,812.13 (90.98%)	6,733,512.39 (91.54%)	6,769,124.69 (92.02%)	6,797,165.30 (92.40%)
Total Collat Group Loss (Collat Maturity)	17,947,510.40 (5.86%)	17,966,160.62 (5.86%)	17,982,092.69 (5.87%)	17,994,578.84 (5.87%)

	To Call	To Call	To Call	To Call
Disc Margin	-2989	-2779	-2592	-2422
WAL	5.79	5.82	5.84	5.86
Principal Writedown	6,692,812.13 (90.98%)	6,733,512.39 (91.54%)	6,769,124.69 (92.02%)	6,797,165.30 (92.40%)
Total Collat Group Loss (Collat Maturity)	17,947,510.40 (5.86%)	17,966,160.62 (5.86%)	17,982,092.69 (5.87%)	17,994,578.84 (5.87%)

LIBOR_1MO	100	100	100	100
LIBOR_6MO	100	100	100	100
LIBOR_1YR	100	100	100	100
COFI_11	100	100	100	100
CMT_1YR	100	100	100	100
Default	600 *Chyne_Omdr	600 *Chyne_Omdr	600 *Chyne_Omdr	600 *Chyne_Omdr
Loss Severity	100%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%

RAAC05SP2_MBS_Price_CHYNE - Price/Yield - M-II-1

Balance	$7,356,000.00	Delay	0	Index	LIBOR_1MC	WAC(1)	6.0516	WAM(1)	313
Coupon	4.338	Dated	10/11/2005	Mult / Margin	1 / .50	NET(1)	5.65	WALA(1)	29
Settle	10/11/2005	First Payment	10/25/2005	Cap / Floor	14 / 0				

Price 100.000%	100% CHYNE Vectors	100% CHYNE Vectors	100% CHYNE Vectors	100% CHYNE Vectors
Libor Shock	0%	100%	200%	300%
	To Maturity	To Maturity	To Maturity	To Maturity
Disc Margin	44	46	47	49
WAL	16.67	16.99	17.28	17.52
Principal Writedown	183,695.22 (2.50%)	157,269.59 (2.14%)	134,525.75 (1.83%)	118,415.36 (1.61%)
Total Collat Group Loss (Collat Maturity)	10,482,312.08 (3.42%)	10,493,191.37 (3.42%)	10,502,485.08 (3.43%)	10,509,768.67 (3.43%)

	To Call	To Call	To Call	To Call
Disc Margin	33	32	35	38
WAL	8.71	8.82	8.93	8.96
Principal Writedown	141,216.12 (1.92%)	157,269.59 (2.14%)	134,525.75 (1.83%)	118,415.36 (1.61%)
Total Collat Group Loss (Collat Maturity)	10,482,312.08 (3.42%)	10,493,191.37 (3.42%)	10,502,485.08 (3.43%)	10,509,768.67 (3.43%)

LIBOR_1MO	100	100	100	100
LIBOR_6MO	100	100	100	100
LIBOR_1YR	100	100	100	100
COFI_11	100	100	100	100
CMT_1YR	100	100	100	100
Default	350 *Chyne_Omdr	350 *Chyne_Omdr	350 *Chyne_Omdr	350 *Chyne_Omdr
Loss Severity	100%	100%	100%	100%
Servicer Advances	100%	100%	100%	100%

ABS New Transaction

Computational Materials

$[303,147,000]
(Approximate Offered Certificat
Mortgage Loan Asset-Backed Pass-T
Certificates,
RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about September 30, 2005
	Settlement Date:	On or about October 11, 2005

ABS New Transaction

Computational Materials

$[303,147,000]
(Approximate Offered Certificates)
Mortgage Loan Asset-Backed Pass-Through Certificates,
RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about September 30, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[185,361,000] senior/subordinate ABS overcollateralization structure
	Group II	$303,147,000 senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch

September 27, 2005

(Part I of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

Seasoning	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Min	Max	Weighted Average Original LTV	Min	Max	ilent Seco	Age
1-3	13	$3,025,470	0.99%	$232,728	695	642	791	78.12%	19.03%	92.83%	0.00%	3
4-6	110	$22,660,243	7.39%	$206,002	709	641	795	74.54%	26.32%	123.75%	4.17%	5
7-9	302	$84,780,559	27.66%	$280,730	709	640	811	75.13%	20.96%	103.05%	4.66%	8
10-12	152	$33,025,625	10.77%	$217,274	716	642	827	75.68%	19.75%	100.00%	15.40%	11
13 - 15	105	$24,041,103	7.84%	$228,963	723	640	816	74.02%	19.20%	106.30%	14.62%	14
16 - 18	108	$33,999,591	11.09%	$314,811	751	642	823	70.08%	22.72%	95.00%	1.31%	17
19 - 21	21	$5,113,592	1.67%	$243,504	748	648	816	75.44%	36.93%	106.92%	0.00%	19
22 - 24	3	$364,974	0.12%	$121,658	716	642	766	65.25%	42.37%	80.00%	0.00%	22
Greater than 24	490	$99,510,713	32.46%	$203,083	735	640	836	68.55%	15.88%	124.88%	7.24%	67
Total:	**1,304**	**$306,521,869**	**100.00%**	**$235,063**	**724**	**640**	**836**	**72.39%**	**15.88%**	**124.88%**	**6.90%**	**29**

Silent Second	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Min	Max	Weighted Average Original LTV	Min	Max	Weighted Average Original LTV	ilent Seco	Age
N	1,207	$285,377,398	93.10%	$236,435	726	640	836	72.07%	15.88%	124.88%	72.07%	0.00%	29
Y	97	$21,144,471	6.90%	$217,984	699	642	801	76.68%	28.07%	92.03%	92.84%	100.00%	29
Total:	**1,304**	**$306,521,869**	**100.00%**	**$235,063**	**724**	**640**	**836**	**72.39%**	**15.88%**	**124.88%**	**73.50%**	**6.90%**	**29**

ABS New Transaction

Computational Materials

$[303,147,000]
(Approximate Offered Certificates)
Mortgage Loan Asset-Backed Pass-Through Certificates,
RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about September 30, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[185,361,000] senior/subordinate ABS overcollateralization structure
	Group II	$303,147,000 senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch

September 27, 2005

(Part I of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

Mortgage Loan Characteristics

Aggregate Outstanding Principal Balance		$217,559,211	
Aggregate Original Principal Balance		$230,074,746	
Number of Mortgage Loans		848	
	Minimum	Maximum	Average (1)
Original Principal Balance	$50,000	$1,500,000	$271,315
Outstanding Principal Balance	$1,753	$1,498,294	$256,556
	Minimum	Maximum	Weighted Average (2)
Original Term (mos)	180	480	358
Stated remaining Term (mos)	8	464	330
Loan Age (mos)	3	295	28
Current Interest Rate	3.125%	13.990%	5.858%
Initial Interest Rate Cap (3)	1.000%	7.375%	3.463%
Periodic Rate Cap (3)	1.000%	2.000%	1.567%
Gross Margin (3)	-0.090%	9.440%	3.276%
Maximum Mortgage Rate (3)	7.325%	19.990%	11.600%
Minimum Mortgage Rate (3)	0.750%	13.990%	6.280%
Months to Roll (3)	1	168	30
Original Loan-to-Value	15.88%	106.30%	74.19%
Current Loan-to-Value	0.53%	104.89%	71.53%
Credit Score (4)	640	827	722
	Earliest	Latest	
Maturity Date	05/10/2006	05/01/2044	

Credit Score Distribution of the Group II Loans

Range of Credit Scores	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
640 to 659	140	$28,893,507	13.28%	$206,382	651	79.49%
660 to 679	117	23,681,476	10.89	202,406	670	76.90
680 to 699	114	30,008,440	13.79	263,232	690	75.92
700 to 719	101	26,130,357	12.01	258,716	708	73.62
720 to 739	84	29,604,848	13.61	352,439	730	75.90
740 to 759	76	21,168,982	9.73	278,539	749	74.31
760 or greater	216	58,071,601	26.69	268,850	788	68.90
Total:	**848**	**$217,559,211**	**100.00%**	**$256,556**	**722**	**74.19%**

*For substantially all of the Group I Loans, the Credit Score was updated prior to cut-off date.

As of the cut-off date, the weighted average Credit Score of the Group II Loans will be approximately 722.

Original Mortgage Loan Principal Balances of the Group II Loans

Range of Original Mortgage Loan Principal Balances	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
$1 to $100,000	169	$11,334,354	5.21%	$67,067	706	75.16%
$100,001 to $200,000	220	29,977,411	13.78	136,261	702	76.99
$200,001 to $300,000	144	33,156,091	15.24	230,251	718	75.81
$300,001 to $400,000	144	48,700,320	22.38	338,197	732	73.12
$400,001 to $500,000	76	32,930,923	15.14	433,302	725	73.53
$500,001 to $600,000	48	25,427,048	11.69	529,730	731	74.71
$600,001 to $700,000	19	10,803,923	4.97	568,628	729	72.45
$700,001 to $800,000	10	6,524,815	3	652,482	734	73.07
$800,001 to $900,000	6	5,049,890	2.32	841,648	710	68.62
$900,001 to $1,000,000	4	3,664,460	1.68	916,115	716	72.76
$1,000,001 or greater	8	9,989,975	4.59	1,248,747	735	71.36
Total:	**848**	**$217,559,211**	**100.00%**	**$256,556**	**722**	**74.19%**

Net Mortgage Rates of the Group II Loans

Range of Net Mortgage Rates (%)	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
2.5000 to 2.9999	1	$60,669	0.03%	$60,669	688	48.15%

3.0000 to 3.4999	1	146,740	0.07	146,740	702	80.00
3.5000 to 3.9999	16	4,316,937	1.98	269,809	716	73.98
4.0000 to 4.4999	97	32,729,200	15.04	337,414	753	69.81
4.5000 to 4.9999	160	43,236,385	19.87	270,227	731	72.23
5.0000 to 5.4999	161	51,884,291	23.85	322,263	723	74.53
5.5000 to 5.9999	147	33,830,440	15.55	230,139	715	73.66
6.0000 to 6.4999	110	26,997,874	12.41	245,435	705	75.93
6.5000 to 6.9999	49	10,152,718	4.67	207,198	701	82.68
7.0000 to 7.4999	36	6,090,281	2.8	169,174	698	83.52
7.5000 to 7.9999	19	2,313,552	1.06	121,766	694	83.52
8.0000 to 8.4999	17	2,060,903	0.95	121,230	678	79.73
8.5000 to 8.9999	12	1,280,024	0.59	106,669	698	76.12
9.0000 to 9.4999	8	1,060,915	0.49	132,614	667	74.61
9.5000 to 9.9999	7	732,050	0.34	104,579	660	76.76
10.0000 to 10.4999	4	289,144	0.13	72,286	658	82.06
10.5000 to 10.9999	1	263,993	0.12	263,993	748	75.00
11.0000 to 11.4999	1	64,094	0.03	64,094	700	85.00
13.0000 to 13.4999	1	49,001	0.02	49,001	672	60.00
Total:	**848**	**$217,559,211**	**100.00%**	**$256,556**	**722**	**74.19%**

As of the Cut-off Date, the weighted average Net Mortgage Rate of the Group II Loans will approximately 5.4444% per annum.

Mortgage Rates of the Group II Loans

Range of Mortgage Rates (%)	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
3.0001 to 3.5000	1	$60,669	0.03%	$60,669	688	48.15%
3.5001 to 4.0000	2	396,267	0.18	198,133	664	87.58
4.0001 to 4.5000	32	11,233,004	5.16	351,031	741	71.99
4.5001 to 5.0000	128	40,076,245	18.42	313,096	746	70.49
5.0001 to 5.5000	147	43,420,887	19.96	295,380	729	73.16
5.5001 to 6.0000	166	45,747,251	21.03	275,586	724	73.69
6.0001 to 6.5000	133	31,661,835	14.55	238,059	711	73.72
6.5001 to 7.0000	93	22,323,681	10.26	240,040	700	77.57
7.0001 to 7.5000	46	9,670,075	4.44	210,219	699	83.10
7.5001 to 8.0000	33	4,980,700	2.29	150,930	696	84.50
8.0001 to 8.5000	17	2,239,468	1.03	131,733	688	83.60
8.5001 to 9.0000	16	2,009,910	0.92	125,619	679	79.47
9.0001 to 9.5000	12	1,280,024	0.59	106,669	698	76.12
9.5001 to 10.0000	9	1,122,234	0.52	124,693	667	74.90
10.0001 to 10.5000	6	670,731	0.31	111,788	660	76.46
10.5001 to 11.0000	4	289,144	0.13	72,286	658	82.06
11.0001 to 11.5000	1	263,993	0.12	263,993	748	75.00
11.5001 to 12.0000	1	64,094	0.03	64,094	700	85.00
13.5001 to 14.0000	1	49,001	0.02	49,001	672	60.00
Total:	**848**	**$217,559,211**	**100.00%**	**$256,556**	**722**	**74.19%**

As of the Cut-off Date, the weighted average mortgage rate of the Group II Loans will be approximately 5.8580% per annum.

Original Loan-to-Value Ratios of the Group II Loans

Range of Original Loan-to-Value Ratios (%)	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
50.00 or less	67	$16,766,582	7.71%	$250,247	746	40.30%
50.01 to 55.00	16	3,144,340	1.45	196,521	723	52.63
55.01 to 60.00	30	7,080,197	3.25	236,007	730	58.26
60.01 to 65.00	45	13,250,370	6.09	294,453	752	63.19
65.01 to 70.00	65	18,412,067	8.46	283,263	729	68.31
70.01 to 75.00	94	33,026,450	15.18	351,345	726	73.48
75.01 to 80.00	335	86,693,855	39.85	258,788	722	79.23
80.01 to 85.00	47	8,987,027	4.13	191,213	687	83.62
85.01 to 90.00	113	22,680,919	10.43	200,716	694	89.20
90.01 to 95.00	23	4,843,580	2.23	210,590	697	93.91
95.01 to 100.00	11	2,300,607	1.06	209,146	730	99.05
100.01 or greater	2	373,216	0.17	186,608	658	104.00
Total:	**848**	**$217,559,211**	**100.00%**	**$256,556**	**722**	**74.19%**

The weighted average loan-to-value ratio at origination of the Group II Loans will be approximately 74.19%.

Current Loan-to-Value Ratios of the Group II Loans

Range of Current Loan-to-Value Ratios (%)	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
50.00 or less	113	$21,409,509	9.84%	$189,465	745	45.73%
50.01 to 55.00	30	6,002,207	2.76	200,074	724	62.87
55.01 to 60.00	41	9,458,501	4.35	230,695	729	62.66
60.01 to 65.00	54	14,490,468	6.66	268,342	754	65.39
65.01 to 70.00	72	21,773,832	10.01	302,414	726	71.06
70.01 to 75.00	111	34,053,176	15.65	306,785	727	75.5
75.01 to 80.00	260	74,052,137	34.04	284,816	720	79.46
80.01 to 85.00	55	11,294,272	5.19	205,350	687	85.09
85.01 to 90.00	87	18,521,738	8.51	212,894	693	89.46
90.01 to 95.00	17	4,586,401	2.11	269,788	695	93.92
95.01 to 100.00	6	1,543,754	0.71	257,292	732	99.85
100.01 or greater	2	373,216	0.17	186,608	658	104
Total:	**848**	**$217,559,211**	**100.00%**	**$256,556**	**722**	**74.19%**

The weighted average current loan-to-value ratio of the Group II Loans will be approximately 71.53%.

Geographic Distributions of Mortgaged Properties of the Group II Loans

Geographic Distributions	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
California	193	$61,386,257	28.22%	$318,064	723	72.63%
Virginia	73	25,347,695	11.65	347,229	756	72.05
Florida	75	17,060,589	7.84	227,475	718	75.91
New York	35	9,862,505	4.53	281,786	704	79.68
Maryland	30	9,547,229	4.39	318,241	721	73.66
Illinois	31	9,256,638	4.25	298,601	741	69.87
New Jersey	30	7,015,471	3.22	233,849	717	73.69
Colorado	19	5,852,276	2.69	308,015	734	75.85
Texas	35	5,552,522	2.55	158,643	707	75.61
Massachusetts	20	5,103,918	2.35	255,196	701	77.17
Nevada	17	5,063,143	2.33	297,832	709	74.42
Other	290	56,510,968	25.97	194,865	712	75.63
Total:	**848**	**$217,559,211**	**100.00%**	**$256,556**	**722**	**74.19%**

No more than approximately 0.97% of the Group II Loans will be secured by mortgaged properties located in any one zip code.

Mortgage Loan Purpose of the Group II Loans

Mortgage Loan Purpose	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Purchase	387	$96,789,455	44.49%	$250,102	718	77.80%
Rate/Term Refinance	152	46,565,663	21.40	306,353	742	66.67
Equity Refinance	309	74,204,093	34.11	240,143	716	74.21
Total:	**848**	**$217,559,211**	**100.00%**	**$256,556**	**722**	**74.19%**

Occupancy Types of the Group II Loans

Occupancy Types	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Primary Residence	716	$190,030,809	87.35%	$265,406	722	74.24%
Second/Vacation	35	9,582,426	4.4	273,784	728	73.78
Non-Owner Occupied	97	17,945,976	8.25	185,010	720	73.85
Total:	848	$217,559,211	100.00%	$256,556	722	74.19%

Mortgaged Property Types of the Group II Loans

Mortgaged Property Types of tl	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Single-family detached	586	$150,821,351	69.32%	$257,374	724	73.65%
Condo Low-Rise (less than 5 stor	87	17,370,719	7.98	199,663	727	76.28
Planned Unit Developments (deta	57	16,514,983	7.59	289,737	727	73.71
Planned Unit Developments (atta	42	15,611,743	7.18	371,708	716	74.99
Two- to four- family units	56	12,987,213	5.97	231,915	709	78.14
Townhouse	6	1,613,405	0.74	268,901	698	84.09
Condo Mid-Rise (5 to 8 stories)	3	1,510,677	0.69	503,559	703	59.98
Manufactured Home	4	474,295	0.22	118,574	683	72.42
Condo High-Rise (9 stories or mo	4	339,817	0.16	84,954	709	77.62
Co-op	3	315,008	0.14	105,003	746	56.56
Total:	848	$217,559,211	100.00%	$256,556	722	74.19%

Mortgage Loan Documentation Types of the Group II Loans

Mortgage Loan Documentation Types	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Full Documentation	605	$168,019,420	77.23%	$277,718	726	74.32%
Reduced Documentation	243	49,539,792	22.77	203,867	709	73.74
Total:	848	$217,559,211	100.00%	$256,556	722	74.19%

No more than approximately 28.6% of such reduced loan documentation mortgage loans will be secured by mortgaged properties located in California.

Seasoning of the Group II Loans

Range of Seasoning (in Months)	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
1 - 12	371	$96,736,533	44.46%	$260,745	703	77.39%
13 - 24	163	50,813,273	23.36	311,738	744	72.86
25 - 36	21	5,526,512	2.54	263,167	730	73.12
37 - 48	100	38,113,129	17.52	381,131	740	69.22
49 - 60	10	3,319,000	1.53	331,900	739	70.56
61 - 72	22	3,936,405	1.81	178,927	699	75.62
73 - 84	45	5,835,548	2.68	129,679	726	69.58
85 - 96	19	2,005,175	0.92	105,536	736	73.54
97 or greater	97	11,273,636	5.18	116,223	722	73.13
Total:	**848**	**$217,559,211**	**100.00%**	**$256,556**	**722**	**74.19%**

As of the cut-off Date, the weighted average seasoning of the Group II Loans will be approximately 29 months.

Original Prepayment Penalty Term of the Group II Loans

Original Prepaymetn Penalty Term	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
None	612	$173,762,029	79.87%	$283,925	730	72.59%
12 Months	17	3,431,296	1.58	201,841	691	76.17
24 Months	86	19,470,284	8.95	226,399	686	80.44
36 Months	115	19,585,979	9.00	170,313	694	81.77
60 Months	15	1,001,613	0.46	66,774	694	73.18
Other	3	308,010	0.14	102,670	660	82.50
Total:	848	$217,559,211	100.00%	$256,556	722	74.19%

Maximum Mortgage Rates of the Group II Mortgage Loans

Range of Maximum Mortgage Rates (%)	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
0.0000 to 0.9999	1	$63,391	0.03%	$63,391	779	28.08%
7.0000 to 7.9999	1	345,939	0.16	345,939	737	70.00
8.0000 to 8.9999	1	146,740	0.07	146,740	702	80.00
9.0000 to 9.9999	96	33,700,260	15.49	351,044	750	70.26
10.0000 to 10.9999	132	48,213,612	22.16	365,255	728	73.90
11.0000 to 11.9999	167	48,454,824	22.27	290,149	734	72.13
12.0000 to 12.9999	201	48,919,828	22.49	243,382	706	74.79
13.0000 to 13.9999	143	24,646,624	11.33	172,354	698	80.11
14.0000 to 14.9999	58	7,967,096	3.66	137,364	707	82.61
15.0000 to 15.9999	29	3,437,714	1.58	118,542	680	75.54
16.0000 to 16.9999	11	974,657	0.45	88,605	675	76.53
17.0000 to 17.9999	5	454,278	0.21	90,856	719	76.99
18.0000 to 18.9999	2	185,247	0.09	92,623	674	75.19
19.0000 to 19.9999	1	49,001	0.02	49,001	672	60.00
Total:	**848**	**$217,559,211**	**100.00%**	**$256,556**	**722**	**74.19%**

As of the cut-off Date, the weighted average maximum mortgage rate of the Group II Loans will be approximately 11.5963% per annum.

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

Deal	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Age
1998 QWH2C	2	$177,716	0.24%	$88,858	773	78.42%	88
1998-WH13	4	$550,686	0.76%	$137,671	799	56.13%	89
1998-WH14	1	$60,511	0.08%	$60,511	741	65.00%	89
1998-WH1E	5	$856,023	1.18%	$171,205	737	66.01%	82
1998-WH6 GRP C	4	$1,227,994	1.69%	$306,998	737	56.54%	89
1999-QWH1A	6	$322,287	0.44%	$53,714	679	65.90%	81
1999-WH10	1	$307,543	0.42%	$307,543	730	80.00%	80
1999-WH11	7	$1,124,928	1.55%	$160,704	720	71.39%	75
1999-WH18 5/1 ARM	2	$887,853	1.22%	$443,926	682	42.20%	77
1999-WH4	3	$422,631	0.58%	$140,877	792	35.03%	86
2000-NWH2 GRP C 10/1	1	$69,762	0.10%	$69,762	742	80.00%	82
2000-WH5 A	9	$1,698,273	2.33%	$188,697	731	75.83%	71
2000-WH5 B	9	$1,683,912	2.31%	$187,101	740	77.18%	75
RALI 1997-QS2 30 YEAR	1	$60,654	0.08%	$60,654	836	90.00%	104
RALI 1998-QS15 CONFORMING	1	$127,245	0.17%	$127,245	651	92.83%	3
RALI 1998-QS16	7	$843,238	1.16%	$120,463	726	68.15%	83
RALI 1999-QS10	1	$60,642	0.08%	$60,642	699	85.00%	74
RALI 1999-QS3	1	$52,222	0.07%	$52,222	712	90.00%	78
RALI 1999-QS8	6	$312,537	0.43%	$52,089	744	74.85%	79
RALI 2001-QS15	1	$90,102	0.12%	$90,102	684	75.20%	48
RALI 2001-QS5	1	$103,427	0.14%	$103,427	686	80.00%	53
RAMP 2000 RS1 ARM	22	$2,199,333	3.02%	$99,970	708	74.50%	177
RAMP 2000-RS1 FIXED	13	$804,543	1.11%	$61,888	697	82.52%	103
RAMP 2000-RS2 GROUP II	38	$5,517,860	7.58%	$145,207	719	75.21%	100
RAMP 2000-RS2 GROUP 1	16	$2,779,896	3.82%	$173,743	688	72.49%	111
RAMP 2001-RZ3	1	$158,360	0.22%	$158,360	642	102.76%	49
RAMP/RFSC 2002-RM1 ARM	11	$3,776,599	5.19%	$343,327	731	75.72%	41
RASC 1997-KS2	6	$498,510	0.69%	$83,085	690	75.17%	103
RASC 1998-KS2 FIXED GRP I	1	$49,905	0.07%	$49,905	646	75.00%	90
RASC 1998-RS1 ARM	1	$31,413	0.04%	$31,413	647	74.60%	114
RASC 1999-RS5 FIXED GRP 1	10	$829,566	1.14%	$82,957	722	82.52%	113
RASC 1999-RS5 GRP II-1	10	$780,649	1.07%	$78,065	685	86.84%	110
RASC 1999-RS5 GRP II-2	17	$2,696,505	3.71%	$158,618	711	71.53%	159
RFC 1993-WH15B	4	$537,671	0.74%	$134,418	724	70.83%	146
RFC 1994-WH1	19	$1,516,856	2.08%	$79,835	769	67.00%	141
RFC 1994-WH14	1	$173,170	0.24%	$173,170	696	78.66%	148
RFC 1996-WH4D	3	$395,748	0.54%	$131,916	721	91.82%	111
RFC 1997-NWH4	2	$313,216	0.43%	$156,608	693	68.98%	207
RFC 1997-WH10 15 YEAR	6	$894,324	1.23%	$149,054	727	67.51%	97
RFC 1997-WH5 30 YR FIXED	2	$157,790	0.22%	$78,895	650	43.07%	103
RFC 1997-WH9 15 YEAR	5	$556,244	0.76%	$111,249	718	64.66%	101
RFC 1998-WH6 GRP A	3	$541,845	0.74%	$180,615	723	82.05%	88
RFC 1998-WH6 GRP B	1	$313,153	0.43%	$313,153	665	74.85%	89
RFC 2000-NWH5	3	$497,293	0.68%	$165,764	765	79.18%	156
RFC 2000-NWH7	1	$108,171	0.15%	$108,171	655	95.00%	73
RFC 2001-MWH1 FIXED	1	$224,634	0.31%	$224,634	644	80.00%	59
RFC 2001-MWH1 NCA ARM	4	$224,958	0.31%	$56,240	750	84.74%	76
RFC 2001-NWH11 5/1 ARMS	1	$138,226	0.19%	$138,226	770	72.25%	55
RFC 2001-NWH11 7/1 ARMS	2	$783,777	1.08%	$391,888	768	59.50%	51
RFC 2001-NWH2	1	$84,362	0.12%	$84,362	674	79.98%	97
RFC 2001-NWH4 B 1/1 ARMS	3	$686,416	0.94%	$228,805	709	81.31%	59
RFC 2001-WH1	2	$242,388	0.33%	$121,194	684	74.61%	66
RFC 2001-WH12 A	3	$568,660	0.78%	$189,553	714	66.23%	48
RFC 2001-WH14 B 5/1	3	$739,909	1.02%	$246,636	725	68.57%	45
RFC 2001-WH2	1	$158,207	0.22%	$158,207	785	42.80%	57
RFC 2001-WH4	1	$319,446	0.44%	$319,446	658	74.44%	55
RFC 2001-WH7 5/1 ARMS	1	$383,051	0.53%	$383,051	679	80.00%	53
RFC 2002-WH10 RFC 2002-WH10	3	$1,112,241	1.53%	$370,747	781	63.20%	46
RFC 2002-WH11 RFC 2002-WH11	2	$675,656	0.93%	$337,828	783	70.43%	43
RFC 2002-WH16 A 3/1 ARMS	5	$2,105,424	2.89%	$421,085	782	69.37%	41
RFC 2002-WH16 B 5/1 ARMS	3	$1,350,840	1.86%	$450,280	747	70.11%	43
RFC 2002-WH2 RFC 2002-WH2	14	$5,361,147	7.37%	$382,939	743	68.77%	44
RFC 2002-WH24	13	$3,443,677	4.73%	$264,898	746	65.63%	37
RFC 2002-WH33 A	7	$1,822,064	2.50%	$260,295	758	74.29%	35
RFC 2002-WH4 RFC 2002-WH4	5	$1,378,183	1.89%	$275,637	776	45.12%	43
RFC 2002-WH6 RFC 2002-WH6	3	$772,917	1.06%	$257,639	754	68.50%	43
RFC2002-WH15	2	$537,956	0.74%	$268,978	793	68.88%	43
RFMSI 2002-S9	30	$12,343,352	16.96%	$411,445	771	53.02%	40
Not Available	1	$135,778	0.19%	$135,778	750	76.13%	29
Total:	**380**	**$72,762,070**	**100.00%**	**$191,479**	**738**	**67.67%**	**73**

ABS New Transaction

Computational Materials

$[303,147,000]
(Approximate Offered Certificates)
Mortgage Loan Asset-Backed Pass-Through Certificates,
RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about September 30, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[185,361,000] senior/subordinate ABS overcollateralization structure
	Group II	$303,147,000 senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch

September 27, 2005

(Part I of II)

January 2010	19	6,104,882	2.81	321,310	708	74.68
February 2010	21	10,572,386	4.86	503,447	716	77.26
March 2010	4	1,744,369	0.80	436,092	737	61.25
April 2010	13	2,315,884	1.06	178,145	735	83.54
May 2010	3	575,412	0.26	191,804	719	61.06
June 2010	1	131,156	0.06	131,156	751	87.80
August 2010	1	192,255	0.09	192,255	708	76.92
September 2010	1	668,785	0.31	668,785	689	80.00
January 2011	1	491,956	0.23	491,956	791	78.72
February 2011	3	871,584	0.40	290,528	803	75.29
March 2011	12	4,744,822	2.18	395,402	786	67.60
April 2011	31	11,456,092	5.27	369,551	765	71.46
May 2011	18	7,405,927	3.40	411,440	752	68.82
July 2011	4	1,885,115	0.87	471,279	712	74.45
September 2011	5	2,073,122	0.95	414,624	722	80.25
October 2011	2	540,261	0.25	270,130	709	77.62
November 2011	2	1,900,716	0.87	950,358	707	75.86
December 2011	2	379,026	0.17	189,513	675	84.87
January 2012	2	766,196	0.35	383,098	799	32.86
February 2012	2	648,613	0.30	324,307	655	70.57
March 2012	1	202,720	0.09	202,720	662	69.58
March 2013	1	92,132	0.04	92,132	782	93.34
July 2014	2	369,904	0.17	184,952	674	74.04
December 2014	2	1,112,000	0.51	556,000	677	78.62
January 2015	1	426,084	0.20	426,084	744	76.79
September 2019	1	495,300	0.23	495,300	687	83.33
Total:	**848**	**$217,559,211**	**100.00%**	**$256,556**	**722**	**74.19%**

As of the cut-off Date, the weighted average Months to Next Interest Rate Adjustment Date of the Group II Loans will be approximately 30 months.

Note Margins of the Group II Mortgage Loans

Range of Note Margins (%)	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Less than 0.0000	1	$54,988	0.03%	$54,988	790	90.00%
0.0000 to 0.9999	1	29,879	0.01	29,879	774	80.00
1.0000 to 1.9999	32	12,298,739	5.65	384,336	746	65.97
2.0000 to 2.9999	489	142,872,168	65.67	292,172	735	71.92
3.0000 to 3.9999	46	8,219,190	3.78	178,678	705	79.46
4.0000 to 4.9999	37	7,456,068	3.43	201,515	708	84.21
5.0000 to 5.9999	130	26,927,207	12.38	207,132	684	81.21
6.0000 to 6.9999	92	16,853,689	7.75	183,192	681	80.18
7.0000 to 7.9999	14	1,804,190	0.83	128,871	683	84.46
8.0000 to 8.9999	5	574,498	0.26	114,900	691	74.31
9.0000 to 9.9999	1	468,595	0.22	468,595	657	69.12
Total:	**848**	**$217,559,211**	**100.00%**	**$256,556**	**722**	**74.19%**

As of the cut-off Date, the weighted average note margin of the Group II Loans will be approximately 3.2757% per annum.

Next Interest Rate Adjustment Dates of the Group II Loans

Next Interest Rate Adjustment	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
October 2005	46	$7,686,829	3.53%	$167,105	733	71.56%
November 2005	24	3,495,141	1.61	145,631	714	73.04
December 2005	29	5,228,775	2.40	180,303	731	65.39
January 2006	30	6,293,754	2.89	209,792	729	73.04
February 2006	17	4,068,354	1.87	239,315	721	57.83
March 2006	29	6,599,911	3.03	227,583	733	70.43
April 2006	29	9,717,785	4.47	335,096	730	73.57
May 2006	17	3,570,106	1.64	210,006	738	75.66
June 2006	28	4,059,569	1.87	144,985	732	78.20
July 2006	19	3,586,098	1.65	188,742	715	75.94
August 2006	29	5,510,023	2.53	190,001	712	77.47
September 2006	19	3,240,705	1.49	170,563	714	66.50
October 2006	14	3,723,642	1.71	265,974	697	75.38
November 2006	25	4,234,326	1.95	169,373	687	78.52
December 2006	40	8,477,288	3.90	211,932	691	82.52
January 2007	48	13,426,191	6.17	279,712	705	80.17
February 2007	41	9,450,078	4.34	230,490	692	80.76
March 2007	39	10,220,782	4.70	262,071	719	71.84
April 2007	28	9,603,447	4.41	342,980	722	73.51
May 2007	7	1,247,135	0.57	178,162	699	74.76
June 2007	10	2,381,297	1.09	238,130	697	78.76
July 2007	5	1,505,192	0.69	301,038	745	67.29
August 2007	6	1,470,494	0.68	245,082	728	71.53
September 2007	5	496,774	0.23	99,355	726	75.24
October 2007	5	1,536,123	0.71	307,225	700	84.40
November 2007	7	960,474	0.44	137,211	708	83.41
December 2007	5	834,694	0.38	166,939	691	75.12
January 2008	7	1,574,165	0.72	224,881	703	73.70
February 2008	5	1,575,813	0.72	315,163	729	75.92
March 2008	2	383,120	0.18	191,560	733	80.52
April 2008	3	740,807	0.34	246,936	644	77.73
May 2008	5	1,360,420	0.63	272,084	675	78.17
June 2008	3	991,252	0.46	330,417	745	63.79
October 2008	1	371,934	0.17	371,934	801	79.93
November 2008	2	246,960	0.11	123,480	759	73.10
February 2009	3	1,831,714	0.84	610,571	776	78.05
March 2009	1	305,792	0.14	305,792	664	86.03
April 2009	6	2,395,241	1.10	399,207	731	62.25
May 2009	3	559,542	0.26	186,514	744	57.62
June 2009	3	1,120,425	0.51	373,475	757	66.05
July 2009	6	1,535,605	0.71	255,934	746	67.31
August 2009	9	1,631,719	0.75	181,302	711	84.85
September 2009	2	613,527	0.28	306,764	729	84.89
October 2009	7	2,004,350	0.92	286,336	709	76.42
November 2009	8	1,713,723	0.79	214,215	721	79.05
December 2009	16	5,811,420	2.67	363,214	725	73.91

Notional Credit Classification

Notional Credit Classification	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Prime (non-IO)	517	$122,241,461	56.19%	$236,444	734	73.47%
Prime (IO)	165	60,387,021	27.76	365,982	735	73.11
Alt A (non-IO)	121	23,939,634	11	197,848	655	79.04
Alt A (IO)	29	8,413,902	3.87	290,135	662	78.94
A- (non-IO)	2	438,253	0.2	219,127	713	80.13
Subprime (non-IO)	14	2,138,940	0.98	152,781	698	71.66
Total:	**848**	**$217,559,211**	**100.00%**	**$256,556**	**722**	**74.19%**

Total Mortgage Loan by Notional Credit Classification

Category	Prime	A/Alt A	Insured	A-	Subprime	Total
Percent of Total	83.94%	14.87%	0.00%	0.20%	0.98%	100.00%
Fixed	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
ARM	100.00%	100.00%	0.00%	100.00%	100.00%	100.00%
Principal Balance	$182,628,482	$32,353,536	$0	$438,253	$2,138,940	$217,559,211
Number of Loans	682	150	0	2	14	848
Average Balance	$267,784	$215,690	$0	$219,127	$152,781	$256,556
WAM (mos) (1)	328	340	0	324	353	330
WA Age (mos) (1)	30	19	0	36	55	28
WA Original Term (mos)	357	359	0	360	408	358
Balloon	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fully Amortizing	100.00%	100.00%	0.00%	100.00%	100.00%	100.00%
First Lien	100.00%	100.00%	0.00%	100.00%	100.00%	100.00%
WA Credit Score	734	657	0	713	698	722
WA Original LTV	73.35%	79.02%	0.00%	80.13%	71.66%	74.19%
WA Current LTV	70.53%	77.25%	0.00%	77.06%	68.83%	71.53%
WA Margin (2)	3.02%	4.65%	0.00%	3.79%	4.42%	3.28%
Owner Occupied	86.67%	91.28%	0.00%	100.00%	83.30%	87.35%
Purchase Money	44.24%	42.28%	0.00%	0.00%	73.21%	44.14%
Equity Refinance	31.85%	47.73%	0.00%	20.75%	23.76%	34.11%
Rate/Term Refinance	23.50%	9.99%	0.00%	79.25%	3.03%	21.40%

ABS New Transaction

Computational Materials

$[303,147,000]
(Approximate Offered Certificates)
Mortgage Loan Asset-Backed Pass-Through Certificates,
RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about September 30, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[185,361,000] senior/subordinate ABS overcollateralization structure
	Group II	$303,147,000 senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch

September 27, 2005

(Part I of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

BPO LTV	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average Current LTV	Weighted Average BPO LTV	Age
0.01 - 5.00	10	$137,661	0.04%	$13,766	707	64.00%	12.98%	2.94%	235
5.01 - 10.00	28	$2,210,749	0.72%	$78,955	761	49.80%	19.75%	7.92%	126
10.01 - 15.00	32	$3,139,791	1.02%	$98,118	738	59.34%	34.77%	12.79%	126
15.01 - 20.00	55	$7,531,901	2.46%	$136,944	734	55.50%	39.33%	17.56%	113
20.01 - 25.00	47	$7,187,808	2.34%	$152,932	751	53.22%	42.34%	22.41%	73
25.01 - 30.00	57	$9,827,655	3.21%	$172,415	742	57.41%	48.57%	27.15%	58
30.01 - 35.00	62	$14,670,431	4.79%	$236,620	735	57.91%	52.04%	32.46%	52
35.01 - 40.00	66	$16,882,964	5.51%	$255,802	737	59.95%	56.17%	37.79%	35
40.01 - 45.00	65	$17,467,912	5.70%	$268,737	739	62.68%	59.11%	42.54%	34
45.01 - 50.00	60	$13,779,702	4.50%	$229,662	743	68.16%	64.47%	47.70%	31
50.01 - 55.00	89	$24,903,169	8.12%	$279,811	730	66.70%	64.03%	52.55%	29
55.01 - 60.00	104	$29,044,085	9.48%	$279,270	727	73.48%	71.53%	57.23%	19
60.01 - 65.00	100	$26,629,852	8.69%	$266,299	730	76.10%	74.40%	62.56%	21
65.01 - 70.00	119	$33,871,631	11.05%	$284,636	712	78.10%	76.38%	67.61%	18
70.01 - 75.00	117	$32,129,153	10.48%	$274,608	714	78.66%	77.42%	72.51%	16
75.01 - 80.00	134	$33,489,520	10.93%	$249,922	715	80.22%	79.06%	77.71%	12
80.01 - 85.00	60	$12,577,409	4.10%	$209,623	711	85.49%	84.18%	82.75%	14
85.01 - 90.00	99	$21,040,476	6.86%	$212,530	698	88.70%	87.76%	88.23%	11
Total:	**1,304**	**$306,521,869**	**100.00%**	**$235,063**	**724**	**72.39%**	**68.99%**	**58.36%**	**29**

FIXED RATE

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
25,000.01 - 50,000.00	5	$250,000.00	0.25	$47,452.45	7.410	69.49		706
50,000.01 - 75,000.00	70	$4,385,496.35	4.30	$52,775.20	7.537	70.88		709
75,000.01 - 100,000.00	49	$4,278,188.90	4.20	$77,186.27	7.080	72.77		714
100,000.01 - 125,000.00	57	$6,398,089.37	6.28	$102,169.12	6.502	71.21		722
125,000.01 - 150,000.00	40	$5,582,355.92	5.48	$127,544.03	6.740	73.91		708
150,000.01 - 175,000.00	29	$4,671,730.00	4.58	$147,734.68	6.812	74.87		717
175,000.01 - 200,000.00	22	$4,147,636.59	4.07	$177,315.39	6.085	65.43		711
200,000.01 - 225,000.00	16	$3,415,783.92	3.35	$187,466.11	7.423	71.96		716
225,000.01 - 250,000.00	16	$3,862,506.45	3.79	$200,622.65	6.406	64.37		734
250,000.01 - 275,000.00	13	$3,402,075.00	3.34	$237,529.14	6.619	72.15		744
275,000.01 - 300,000.00	15	$4,348,750.00	4.27	$264,209.74	6.444	77.81		716
300,000.01 - 333,700.00	14	$4,410,790.00	4.33	$285,681.56	6.181	70.70		708
333,700.01 - 350,000.00	7	$2,370,050.00	2.33	$284,669.85	7.062	68.56		711
350,000.01 - 600,000.00	86	$37,229,299.48	36.53	$361,983.62	6.346	65.98		745
600,000.01 -1,000,000.00	17	$13,173,831.00	12.92	$691,476.04	6.280	59.43		740
Total:	456	$101,926,582.98	100.00	$195,093.55	6.525	67.97		730

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0-24,999.01	7	$134,674.59	0.15	$19,239.23	9.072	66.80		693
25,000.01 - 50,000.00	28	$1,149,227.84	1.29	$41,043.85	8.191	70.05		722
50,000.01 - 75,000.00	69	$4,266,572.78	4.80	$61,834.39	7.274	71.37		717
75,000.01 - 100,000.00	51	$4,521,828.03	5.08	$88,663.29	6.966	69.71		719
100,000.01 - 125,000.00	52	$5,812,596.01	6.53	$111,780.69	6.569	69.57		727
125,000.01 - 150,000.00	41	$5,645,575.80	6.35	$137,696.97	6.730	75.69		710
150,000.01 - 175,000.00	27	$4,324,729.72	4.86	$160,175.17	7.067	72.78		714
175,000.01 - 200,000.00	27	$5,096,492.44	5.73	$188,758.98	6.489	68.08		713
200,000.01 - 225,000.00	17	$3,646,726.02	4.10	$214,513.30	7.068	71.51		718
225,000.01 - 250,000.00	14	$3,371,140.96	3.79	$240,795.78	6.441	62.51		739
250,000.01 - 275,000.00	10	$2,640,491.41	2.97	$264,049.14	6.369	72.75		743
275,000.01 - 300,000.00	15	$4,355,391.68	4.90	$290,359.45	6.244	74.57		718
300,000.01 - 333,700.00	17	$5,326,994.06	5.99	$313,352.59	6.508	73.28		723
333,700.01 - 350,000.00	5	$1,690,950.96	1.90	$338,190.19	6.472	67.72		724
350,000.01 - 600,000.00	62	$26,479,202.23	29.76	$427,083.91	6.233	64.35		746
600,000.01 -1,000,000.00	14	$10,500,063.32	11.80	$750,004.52	6.227	61.65		735
Total:	456	$88,962,657.85	100.00	$195,093.55	6.525	67.97		730

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Less than 5.000	11	$1,642,000.00	1.85	$149,272.73	4.598	56.96		762
5.000 - 5.499	30	$6,488,604.19	7.29	$216,286.81	5.265	58.29		734
5.500 - 5.999	81	$21,624,402.04	24.31	$266,967.93	5.769	68.11		735
6.000 - 6.499	91	$23,971,632.25	26.95	$263,424.53	6.240	65.99		743
6.500 - 6.999	75	$14,745,213.53	16.57	$196,602.85	6.731	67.90		732
7.000 - 7.499	43	$5,317,548.38	5.98	$123,663.92	7.195	72.51		723
7.500 - 7.999	49	$7,976,360.55	8.97	$162,782.87	7.706	73.59		699
8.000 - 8.499	23	$2,150,903.40	2.42	$93,517.54	8.246	74.43		704
8.500 - 8.999	25	$2,253,575.87	2.53	$90,143.03	8.702	80.84		701
9.000 - 9.499	8	$630,199.02	0.71	$78,774.88	9.210	66.41		696
9.500 - 9.999	8	$757,940.50	0.85	$94,742.56	9.707	71.04		712
10.000 - 10.499	3	$607,808.41	0.68	$202,602.80	10.338	76.44		658
10.500 - 10.999	6	$489,442.47	0.55	$81,573.75	10.629	81.96		687
11.000 - 11.499	2	$224,328.06	0.25	$112,164.03	11.153	71.89		693
11.500 - 11.999	1	$82,699.18	0.09	$82,699.18	11.900	74.96		652
Total:	456	$88,962,657.85	100.00	$195,093.55	6.525	67.97		730

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
000 - 180	133	$26,008,416.79	29.24	$195,552.01	6.380	57.92		753
181 - 240	21	$3,048,758.00	3.43	$145,178.95	6.810	75.02		716
240 - 360	301	$59,710,098.07	67.12	$198,372.42	6.583	72.08		721
361 - 480	1	$195,384.99	0.22	$195,384.99	3.750	39.70		722
Total:	456	$88,962,657.85	100.00	$195,093.55	6.525	67.97		730

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
001 - 060	23	$1,594,961.25	1.79	$69,346.14	6.973	67.10		765
061 - 120	40	$3,707,985.21	4.17	$92,699.63	7.664	66.16		726
121 - 180	94	$22,474,783.44	25.26	$239,093.44	6.323	56.93		754
181 - 240	21	$3,618,246.87	4.07	$172,297.47	7.539	74.95		704
240 - 300	45	$7,170,082.75	8.06	$159,335.17	7.535	71.99		711
300 - 360	232	$50,201,213.34	56.43	$216,384.54	6.311	72.11		723
360 - 480	1	$195,384.99	0.22	$195,384.99	3.750	39.70		722
Total:	456	$88,962,657.85	100.00	$195,093.55	6.525	67.97		730

Mortgage Insurance	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
No	411	$83,834,494.82	94.24	$203,976.87	6.516	66.46		730
Yes	45	$5,128,163.03	5.76	$113,959.18	6.684	92.68		724
Total:	456	$88,962,657.85	100.00	$195,093.55	6.525	67.97		730

Lien	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
1	456	$88,962,657.85	100.00	$195,093.55	6.525	67.97		730
Total:	456	$88,962,657.85	100.00	$195,093.55	6.525	67.97		730

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
1 to 12	206	$46,755,363.36	52.56	$226,967.78	6.187	70.76		724
13 to 24	74	$12,705,986.31	14.28	$171,702.52	6.270	68.44		725
25 to 36	17	$1,844,093.04	2.07	$108,476.06	5.604	70.11		735
37 to 48	35	$13,196,420.65	14.83	$377,040.59	6.454	54.48		770
49 to 60	6	$1,142,025.83	1.28	$190,337.64	8.017	75.67		681
61 to 72	9	$798,297.37	0.90	$88,699.71	9.492	74.48		712
73 to 84	31	$4,149,707.35	4.66	$133,861.53	7.587	72.41		715
85 to 96	17	$2,886,180.72	3.24	$169,775.34	7.711	65.81		724
97 to 108	15	$1,548,726.57	1.74	$103,248.44	7.949	69.81		710
109 to 120	2	$64,589.28	0.07	$32,294.64	8.243	87.65		649
121 or more	44	$3,871,267.37	4.35	$87,983.35	8.462	69.97		725
Total:	456	$88,962,657.85	100.00	$195,093.55	6.525	67.97		730

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0.01 - 25.00	8	$1,714,007.81	1.93	$214,250.98	6.415	20.67		786
25.01 - 30.00	9	$1,482,684.24	1.67	$164,742.69	6.226	27.95		771
30.01 - 35.00	9	$1,370,654.98	1.54	$152,295.00	5.867	32.61		728
35.01 - 40.00	11	$3,611,488.58	4.06	$328,317.14	6.091	37.34		761
40.01 - 45.00	19	$3,131,616.94	3.52	$164,821.94	6.538	42.12		742
45.01 - 50.00	16	$3,204,150.71	3.60	$200,259.42	6.092	46.95		745
50.01 - 55.00	22	$5,268,857.47	5.92	$239,493.52	6.364	53.28		736
55.01 - 60.00	32	$7,290,316.65	8.19	$227,822.40	6.186	57.61		730
60.01 - 65.00	31	$6,350,001.73	7.14	$204,838.77	6.214	62.95		730
65.01 - 70.00	50	$10,972,494.76	12.33	$219,449.90	6.636	68.61		735
70.01 - 75.00	43	$9,110,710.93	10.24	$211,877.00	6.972	73.72		730
75.01 - 80.00	100	$20,695,016.60	23.26	$206,950.17	6.450	79.08		721
80.01 - 85.00	20	$3,054,083.81	3.43	$152,704.19	7.271	83.08		719
85.01 - 90.00	46	$6,866,852.24	7.72	$149,279.40	7.017	89.31		714
90.01 - 95.00	16	$1,539,834.93	1.73	$96,239.68	6.576	94.02		708
95.01 - 100.00	18	$2,293,810.98	2.58	$127,433.94	6.435	99.30		715
100.01 - 105.00	3	$771,976.62	0.87	$257,325.54	7.015	102.93		687
105.01 - 110.00	1	$68,161.05	0.08	$68,161.05	7.625	106.92		680
120.01 - 125.00	2	$165,936.82	0.19	$82,968.41	6.813	124.18		726
Total:	456	$88,962,657.85	100.00	$195,093.55	6.525	67.97		730

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Owner	357	$69,028,446.61	77.59	$193,356.99	6.556	68.50		728
Investment	65	$12,322,914.12	13.85	$189,583.29	6.508	66.01		726
Second Home	34	$7,611,297.12	8.56	$223,861.68	6.273	66.36		751
Total:	456	$88,962,657.85	100.00	$195,093.55	6.525	67.97		730

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Single-family detached	337	$67,058,374.10	75.38	$198,986.27	6.474	67.27		731
Two- to four- family units	34	$7,049,963.96	7.92	$207,351.88	6.740	67.60		719
Planned Unit Developments	27	$5,729,363.84	6.44	$212,198.66	7.167	70.90		732
Planned Unit Developments	20	$4,229,726.52	4.75	$211,486.33	6.083	74.76		740
Condo Low-Rise (less than 5	20	$3,371,597.01	3.79	$168,579.85	6.433	66.73		726
Manufactured Home	9	$788,559.04	0.89	$87,617.67	6.833	79.23		707
Condotel	3	$350,794.89	0.39	$116,931.63	6.736	55.49		737
Townhouse	3	$187,866.31	0.21	$62,622.10	6.390	64.87		732
Condo High-Rise (9 stories o	2	$115,259.01	0.13	$57,629.51	7.401	97.84		790
Co-op	1	$81,153.17	0.09	$81,153.17	7.375	80.00		780
Total:	456	$88,962,657.85	100.00	$195,093.55	6.525	67.97		730

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Equity Refinance	176	$30,922,500.74	34.76	$175,696.03	6.614	69.98		715
Rate/Term Refinance	133	$29,172,705.94	32.79	$219,343.65	6.508	60.83		744
Purchase	142	$28,006,494.24	31.48	$197,228.83	6.462	73.45		731
Construction/Permanent	5	$860,956.93	0.97	$172,191.39	5.982	59.45		750
Total:	456	$88,962,657.85	100.00	$195,093.55	6.525	67.97		730

ABS New Transaction

Computational Materials

$[303,147,000]
(Approximate Offered Certificates)
Mortgage Loan Asset-Backed Pass-Through Certificates,
RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about September 30, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[185,361,000] senior/subordinate ABS overcollateralization structure
	Group II	$303,147,000 senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch

September 27, 2005

(Part I of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

TOTAL

Aggregate Loans

FICO	% of total deal	Avg LTV	Max LTV	% Full Doc	% Owner Occ	% IO	WAC	MARGIN	% Second Lien (Simultaneous or Silent)
520-539									
540-559									
560-579									
580-599									
600-619									
620-639									
640-659	12.17	78.59	102.76	69.66	88.76	18.51	6.61	4.619	13.35
660-679	10.42	75.37	106.30	68.82	87.53	17.78	6.426	4.058	10.01
680-699	13.26	75.28	123.75	74.32	83.62	21.31	6.204	3.474	12.46
700-719	11.92	73.56	100.00	74.53	84.09	31.79	6.053	3.107	5.73
720-739	13.28	73.00	102.74	80.11	81.64	23.96	5.956	3.033	6.05
740-759	10.44	71.73	99.68	78.33	83.34	27.90	5.85	2.612	2.27
760-779	10.20	69.26	124.88	75.46	79.41	15.72	5.822	2.765	3
780-800	9.99	68.01	100.00	88.69	85.44	15.60	5.756	2.727	4.53
800+	8.31	62.20	98.45	82.74	87.78	30.13	5.565	2.364	1.15

IO Loans

FICO	% of total deal	Avg LTV	Max LTV	% Full Doc	% Owner Occ	WAC	MARGIN	% Second Lien (Simultaneous or Silent)	
520-539									
540-559									
560-579									
580-599									
600-619									
620-639									
640-659	10.02	80.67	102.73	63.46	100.00	100.00	6.098	4.624	16.32
660-679	8.24	77.73	100.00	68.91	91.98	100.00	5.863	3.986	21.00
680-699	12.57	78.73	92.08	73.12	90.04	100.00	5.752	3.313	6.16
700-719	16.86	70.24	90.00	75.83	89.05	100.00	5.526	2.619	2.77
720-739	14.15	77.56	80.00	93.95	85.39	100.00	5.266	2.243	13.96
740-759	12.96	71.55	99.67	88.73	91.14	100.00	5.215	2.135	0.00
760-779	7.13	72.23	100.00	73.40	89.14	100.00	5.474	2.498	7.00
780-800	6.93	67.14	93.34	83.63	81.08	100.00	5.18	2.423	6.69
800+	11.14	66.87	87.72	94.14	91.15	100.00	5.032	2.207	0.00

If the deal has deep MI - we want the following:

For Non-MI Loans-only

By LTV Bucket	% of total deal	Avg FICO	%<550 FICO	%full doc	%non owner
<=50% LTV					
51%-60%					
61%-70%					
71%-80%					
81%-85%					
86%-90%					
91%-95%					
96%-100%					

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0-24,999.01								
25,000.01 - 50,000.00	8	$400,000.00	0.12	$46,276.93	7.089	73.66		715
50,000.01 - 75,000.00	155	$9,726,888.35	2.93	$54,071.60	7.263	72.24		710
75,000.01 - 100,000.00	130	$11,473,494.53	3.46	$79,205.33	6.931	75.05		706
100,000.01 - 125,000.00	124	$13,953,887.37	4.20	$102,646.84	6.666	74.80		712
125,000.01 - 150,000.00	98	$13,517,856.92	4.07	$126,580.29	6.579	76.02		701
150,000.01 - 175,000.00	74	$12,065,194.00	3.63	$151,456.24	6.255	76.22		707
175,000.01 - 200,000.00	72	$13,553,242.17	4.08	$177,044.71	6.072	72.68		707
200,000.01 - 225,000.00	64	$13,613,069.92	4.10	$197,076.19	6.350	74.13		710
225,000.01 - 250,000.00	47	$11,286,056.45	3.40	$216,023.73	6.029	71.74		720
250,000.01 - 275,000.00	47	$12,340,445.00	3.72	$247,111.83	6.197	75.34		730
275,000.01 - 300,000.00	46	$13,368,614.13	4.03	$261,658.46	5.976	77.15		722
300,000.01 - 333,700.00	66	$21,026,774.00	6.33	$305,897.36	5.659	72.81		725
333,700.01 - 350,000.00	33	$11,343,793.00	3.42	$322,492.11	6.134	74.23		718
350,000.01 - 600,000.00	276	$122,527,835.48	36.91	$410,687.13	5.917	71.42		735
600,000.01 -1,000,000.00	56	$41,772,925.00	12.58	$674,967.51	5.765	68.03		729
1,000,000.01 +	8	$10,031,253.00	3.02	$1,248,746.93	5.289	71.36		735
Total:	1,304	$332,001,329.32	100.00	$235,062.78	6.052	72.39		724

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0-24,999.01	15	$211,301.90	0.07	$14,086.79	7.838	69.08		717
25,000.01 - 50,000.00	62	$2,611,346.37	0.85	$42,118.49	7.350	72.29		723
50,000.01 - 75,000.00	148	$9,247,031.95	3.02	$62,479.95	7.033	72.15		716
75,000.01 - 100,000.00	130	$11,482,278.12	3.75	$88,325.22	6.872	73.66		708
100,000.01 - 125,000.00	113	$12,707,839.47	4.15	$112,458.76	6.677	75.05		712
125,000.01 - 150,000.00	96	$13,194,588.17	4.30	$137,443.63	6.476	76.46		707
150,000.01 - 175,000.00	72	$11,691,915.81	3.81	$162,387.72	6.307	74.66		706
175,000.01 - 200,000.00	79	$14,872,619.68	4.85	$188,261.01	6.193	72.02		709
200,000.01 - 225,000.00	65	$13,797,927.87	4.50	$212,275.81	6.273	74.30		708
225,000.01 - 250,000.00	47	$11,254,427.60	3.67	$239,455.91	6.013	72.94		727
250,000.01 - 275,000.00	40	$10,479,863.56	3.42	$261,996.59	6.124	76.11		731
275,000.01 - 300,000.00	42	$12,116,853.71	3.95	$288,496.52	5.992	73.43		723
300,000.01 - 333,700.00	73	$23,131,014.94	7.55	$316,863.22	5.825	73.55		729
333,700.01 - 350,000.00	26	$8,868,306.34	2.89	$341,088.71	5.969	73.82		724
350,000.01 - 600,000.00	240	$105,624,252.43	34.46	$440,101.05	5.872	71.38		734
600,000.01 -1,000,000.00	48	$35,240,325.67	11.50	$734,173.45	5.740	68.78		727
1,000,000.01 +	8	$9,989,975.47	3.26	$1,248,746.93	5.289	71.36		735
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Less than 5.000	132	$40,910,842.94	13.35	$309,930.63	4.659	69.74		746
5.000 - 5.499	187	$51,965,987.42	16.95	$277,892.98	5.183	70.91		733
5.500 - 5.999	249	$70,903,477.62	23.13	$284,752.92	5.725	72.14		727
6.000 - 6.499	227	$56,159,679.53	18.32	$247,399.47	6.212	70.32		727
6.500 - 6.999	189	$42,882,971.75	13.99	$226,894.03	6.714	73.91		713
7.000 - 7.499	86	$13,666,187.03	4.46	$158,909.15	7.208	78.63		711
7.500 - 7.999	86	$14,576,427.72	4.76	$169,493.35	7.714	78.36		698
8.000 - 8.499	40	$4,174,736.61	1.36	$104,368.42	8.255	78.22		699
8.500 - 8.999	45	$4,566,184.08	1.49	$101,470.76	8.716	82.18		689
9.000 - 9.499	18	$1,502,328.73	0.49	$83,462.71	9.219	71.63		686
9.500 - 9.999	20	$2,471,804.65	0.81	$123,590.23	9.677	72.27		694
10.000 - 10.499	9	$1,278,538.93	0.42	$142,059.88	10.284	76.45		659
10.500 - 10.999	10	$778,586.51	0.25	$77,858.65	10.684	82.00		676
11.000 - 11.499	3	$488,320.66	0.16	$162,773.55	11.232	73.57		723
11.500 - 11.999	2	$146,793.39	0.05	$73,396.70	11.791	79.34		673
13.500 - 13.999	1	$49,001.49	0.02	$49,001.49	13.990	60.00		672
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
000 - 180	137	$26,099,227.65	8.51	$190,505.31	6.372	57.92		753
181 - 240	26	$3,382,806.62	1.10	$130,107.95	6.776	76.07		713
240 - 360	1,135	$275,579,135.28	89.91	$242,801.00	6.016	73.75		722
361 - 480	6	$1,460,699.51	0.48	$243,449.92	5.340	65.64		715
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
001 - 060	27	$1,652,143.18	0.54	$61,190.49	6.933	67.48		764
061 - 120	44	$3,870,145.93	1.26	$87,957.86	7.565	66.15		728
121 - 180	133	$26,331,305.85	8.59	$197,979.74	6.189	59.48		747
181 - 240	44	$6,920,802.08	2.26	$157,290.96	6.687	72.79		718
240 - 300	182	$31,023,690.96	10.12	$170,459.84	6.397	70.92		718
300 - 360	871	$235,534,419.68	76.84	$270,418.39	5.945	74.17		723
360 - 480	3	$1,189,361.38	0.39	$396,453.79	5.331	67.75		714
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Mortgage Insurance	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Yes	103	$16,807,183.23	5.48	$163,176.54	6.086	90.89		706
No	1,201	$289,714,685.83	94.52	$241,227.88	6.050	71.31		726
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Lien	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
1	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
1 to 12	577	$143,491,896.80	46.81	$248,686.13	6.109	75.23		710
13 to 24	237	$63,519,259.56	20.72	$268,013.75	5.388	71.98		740
25 to 36	38	$7,370,605.23	2.40	$193,963.30	5.347	72.37		731
37 to 48	135	$51,309,549.26	16.74	$380,070.74	6.187	65.43		748
49 to 60	16	$4,461,026.00	1.46	$278,814.13	6.835	71.87		724
61 to 72	31	$4,734,702.05	1.54	$152,732.32	7.103	75.43		701
73 to 84	76	$9,985,255.70	3.26	$131,384.94	6.900	70.76		722
85 to 96	36	$4,891,355.31	1.60	$135,870.98	7.054	68.98		729
97 to 108	30	$3,134,652.53	1.02	$104,488.42	7.613	71.70		713
109 to 120	17	$2,523,026.50	0.82	$148,413.32	6.033	77.41		717
121 or more	111	$11,100,540.12	3.62	$100,004.87	6.553	71.09		724
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0.01 - 25.00	11	$2,349,173.72	0.77	$213,561.25	6.223	19.82		791
25.01 - 30.00	15	$3,317,408.97	1.08	$221,160.60	5.679	27.21		759
30.01 - 35.00	14	$2,149,076.87	0.70	$153,505.49	5.926	32.29		726
35.01 - 40.00	21	$6,219,727.41	2.03	$296,177.50	5.691	37.29		744
40.01 - 45.00	42	$8,722,784.41	2.85	$207,685.34	5.747	42.31		746
45.01 - 50.00	36	$8,523,013.93	2.78	$236,750.39	6.037	47.78		749
50.01 - 55.00	38	$8,413,197.33	2.74	$221,399.93	6.062	53.04		731
55.01 - 60.00	62	$14,370,514.12	4.69	$231,782.49	5.933	57.93		730
60.01 - 65.00	76	$19,600,371.91	6.39	$257,899.63	5.823	63.11		745
65.01 - 70.00	115	$29,384,562.22	9.59	$255,517.93	6.169	68.42		731
70.01 - 75.00	137	$42,137,160.73	13.75	$307,570.52	6.047	73.53		727
75.01 - 80.00	435	$107,388,872.08	35.03	$246,870.97	5.823	79.20		722
80.01 - 85.00	67	$12,041,110.84	3.93	$179,718.07	6.857	83.48		695
85.01 - 90.00	159	$29,547,771.37	9.64	$185,835.04	6.742	89.22		698
90.01 - 95.00	39	$6,383,414.85	2.08	$163,677.30	6.312	93.94		700
95.01 - 100.00	29	$4,594,417.63	1.50	$158,428.19	6.220	99.18		722
100.01 - 105.00	4	$1,011,976.62	0.33	$252,994.16	6.774	102.88		679
105.01 - 110.00	2	$201,377.23	0.07	$100,688.62	6.583	106.51		673
120.01 - 125.00	2	$165,936.82	0.05	$82,968.41	6.813	124.18		726
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Owner	1,073	$259,059,255.47	84.52	$241,434.53	6.016	72.71		724
Investment	162	$30,268,890.42	9.87	$186,845.00	6.441	70.66		723
Second Home	69	$17,193,723.17	5.61	$249,184.39	5.910	70.49		738
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Single-family detached	922	$217,623,970.13	71.00	$236,034.67	6.045	71.68		726
Planned Unit Developments (deta	84	$22,244,346.42	7.26	$264,813.65	6.145	72.99		728
Condo Low-Rise (less than 5 stori	107	$20,742,316.02	6.77	$193,853.42	5.851	74.73		727
Two- to four- family units	90	$20,037,177.37	6.54	$222,635.30	6.681	74.44		712
Planned Unit Developments (attac	62	$19,841,469.29	6.47	$320,023.70	5.660	74.94		721
Townhouse	9	$1,801,271.79	0.59	$200,141.31	5.648	82.09		701
Condo Mid-Rise (5 to 8 stories)	3	$1,510,677.35	0.49	$503,559.12	5.071	59.98		703
Manufactured Home	13	$1,262,854.04	0.41	$97,142.62	6.885	76.67		698
Condo High-Rise (9 stories or mo	6	$455,076.28	0.15	$75,846.05	6.391	82.74		729
Co-op	4	$396,160.84	0.13	$99,040.21	5.552	61.36		753
Condotel	3	$350,794.89	0.11	$116,931.63	6.736	55.49		737
Condo Site	1	$255,754.64	0.08	$255,754.64	4.750	80.00		773
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Purchase	525	$124,041,684.70	40.47	$236,269.88	5.845	76.86		721
Equity Refinance	485	$105,126,593.95	34.30	$216,755.86	6.353	72.96		716
Rate/Term Refinance	285	$75,738,369.36	24.71	$265,748.66	5.970	64.42		743
Construction/Permanent	9	$1,615,221.05	0.53	$179,469.01	6.110	64.36		746
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Full Documentation	916	$234,932,217.88	76.64	$256,476.22	5.943	72.66		728
Reduced Documentation	388	$71,589,651.18	23.36	$184,509.41	6.410	71.49		714
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
1 Month ARM	22	$3,341,821.61	1.09	$151,900.98	5.594	73.27		727
6 Month ARM	27	$3,136,539.83	1.02	$116,168.14	5.867	72.80		730
6 Month ARM 5 yr IO	3	$1,257,003.43	0.41	$419,001.14	5.149	73.91		684
6 Month ARM 10 yr IO	24	$8,380,601.21	2.73	$349,191.72	5.314	66.05		722
1 Year ARM	80	$8,844,501.37	2.89	$110,556.27	5.972	74.16		721
2/1 ARM	2	$228,989.78	0.07	$114,494.89	5.771	66.74		743
2/28 ARM	201	$38,538,026.46	12.57	$191,731.47	7.064	81.44		688
2/28 ARM 2 yr IO	9	$2,543,028.24	0.83	$282,558.69	6.597	84.92		670
2/28 ARM 5 yr IO	25	$7,186,733.20	2.34	$287,469.33	6.394	81.42		688
3 Year ARM	4	$181,751.06	0.06	$45,437.77	6.367	72.34		721
3/1 ARM	79	$23,906,598.03	7.80	$302,615.16	5.608	69.25		743
3/1 ARM 3 yr IO	9	$3,384,050.05	1.10	$376,005.56	5.420	74.99		728
3/27 ARM	28	$4,514,954.60	1.47	$161,248.38	6.750	77.70		692
3/27 ARM 3yr IO	4	$559,856.98	0.18	$139,964.25	5.473	76.80		709
3/27 ARM 5yr IO	9	$2,043,103.34	0.67	$227,011.48	6.269	79.31		677
3/27 ARM 10 yr IO	2	$488,000.00	0.16	$244,000.00	5.662	80.67		751
4/1 ARM	1	$371,934.46	0.12	$371,934.46	5.000	79.93		801
5/1 ARM	131	$40,122,081.55	13.09	$306,275.43	5.806	72.36		727
5/1 ARM 4 yr IO	1	$124,299.44	0.04	$124,299.44	5.250	33.97		779
5/1 ARM 5 yr IO	37	$19,458,524.58	6.35	$525,906.07	5.261	73.22		732
5/1 ARM 7 yr IO	1	$45,358.20	0.01	$45,358.20	5.250	95.00		773
5/25 ARM	19	$4,164,554.01	1.36	$219,187.05	5.931	75.40		715
5/25 ARM 5yr IO	11	$3,372,499.14	1.10	$306,590.83	5.978	80.06		717
5/25 ARM 10 yr IO	4	$834,368.95	0.27	$208,592.24	5.899	77.99		726
6/1 ARM	1	$668,785.22	0.22	$668,785.22	4.375	80.00		689
7/1 ARM	24	$7,242,714.91	2.36	$301,779.79	5.512	69.40		721
7/1 ARM 7yr IO	8	$2,930,522.29	0.96	$366,315.29	5.532	60.29		741
7/23 ARM	31	$12,198,968.72	3.98	$393,515.12	4.744	69.92		765
7/23 ARM 7yr IO	42	$14,749,055.65	4.81	$351,167.99	4.962	72.66		762
10/1 ARM	3	$800,766.76	0.26	$266,922.25	5.525	78.29		708
10/1 ARM 10 yr IO	3	$1,286,803.22	0.42	$428,934.41	5.928	81.52		675
10/20 ARM 10 yr IO	2	$157,114.99	0.05	$78,557.50	5.832	73.80		782
15/15 ARM	1	$495,299.93	0.16	$495,299.93	7.400	83.33		687
Balloon	3	$169,345.89	0.06	$56,448.63	10.102	83.77		721
10 Year Fixed	5	$425,381.48	0.14	$85,076.30	5.726	47.28		773
15 Year Fixed	125	$25,413,689.42	8.29	$203,309.52	6.366	57.93		753
20 Year Fixed	21	$3,048,758.00	0.99	$145,178.95	6.810	75.02		716
25 Year Fixed	11	$1,508,574.13	0.49	$137,143.10	6.423	75.07		704
30 Year Fixed	290	$58,279,068.10	19.01	$200,962.30	6.580	72.00		721
30 Year Fixed 5 yr IO	1	$117,840.83	0.04	$117,840.83	5.500	19.03		756
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
California	276	$84,454,939.00	27.55	$305,996.16	5.846	69.40		726
Virginia	87	$28,639,778.79	9.34	$329,192.86	5.205	71.60		755
Florida	133	$26,903,272.85	8.78	$202,280.25	6.088	74.12		718
Other	808	$166,523,878.42	54.33	$206,093.91	6.296	73.76		720
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Prepay Penalty for Mortgage Loans

Prepay Penalty	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Has Prepay Penalty	342	$62,669,842.07	20.45	$183,245.15	6.732	78.10		699
None	962	$243,852,026.99	79.55	$253,484.44	5.877	70.92		731
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Prepay Term for Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
No Penalty	962	$243,852,026.99	79.55	$253,484.44	5.877	70.92		731
6	1	$63,506.29	0.02	$63,506.29	9.110	85.00		656
12	28	$5,303,137.60	1.73	$189,397.77	6.928	74.43		703
24	90	$20,121,431.20	6.56	$223,571.46	6.686	79.75		686
30	2	$244,503.70	0.08	$122,251.85	8.003	81.85		661
36	195	$33,559,703.55	10.95	$172,101.04	6.654	79.33		702
60	26	$3,377,559.73	1.10	$129,906.14	7.333	61.26		742
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
640-659	196	$37,317,666.90	12.17	$190,396.26	6.610	78.59		651
660-679	165	$31,942,355.37	10.42	$193,590.03	6.426	75.37		670
680-699	178	$40,652,565.95	13.26	$228,385.20	6.204	75.28		690
700-719	160	$36,546,468.48	11.92	$228,415.43	6.053	73.56		708
720-739	131	$40,697,675.43	13.28	$310,669.28	5.956	73.00		730
740-759	132	$32,016,105.08	10.44	$242,546.25	5.850	71.73		749
760-779	129	$31,250,040.02	10.20	$242,248.37	5.822	69.26		769
780-799	116	$30,625,100.67	9.99	$264,009.49	5.756	68.01		789
800 - 819	92	$24,701,827.70	8.06	$268,498.13	5.534	63.05		806
820 - 839	5	$772,063.46	0.25	$154,412.69	6.545	34.93		824
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

ARM

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0-24,999.01								
25,000.01 - 50,000.00	3	$150,000.00	0.07	$44,317.74	6.515	81.11		732
50,000.01 - 75,000.00	85	$5,341,392.00	2.32	$55,139.23	7.047	73.31		710
75,000.01 - 100,000.00	81	$7,195,305.63	3.13	$80,426.74	6.844	76.37		702
100,000.01 - 125,000.00	67	$7,555,798.00	3.28	$103,053.26	6.804	77.83		703
125,000.01 - 150,000.00	58	$7,935,501.00	3.45	$125,915.63	6.467	77.49		697
150,000.01 - 175,000.00	45	$7,393,464.00	3.21	$153,854.57	5.910	77.05		701
175,000.01 - 200,000.00	50	$9,405,605.58	4.09	$176,925.61	6.066	75.88		705
200,000.01 - 225,000.00	48	$10,197,286.00	4.43	$200,279.55	6.014	74.81		708
225,000.01 - 250,000.00	31	$7,423,550.00	3.23	$223,972.68	5.855	75.16		714
250,000.01 - 275,000.00	34	$8,938,370.00	3.88	$250,775.80	6.044	76.50		725
275,000.01 - 300,000.00	31	$9,019,864.13	3.92	$260,423.97	5.746	76.82		726
300,000.01 - 333,700.00	52	$16,615,984.00	7.22	$311,340.07	5.530	73.33		729
333,700.01 - 350,000.00	26	$8,973,743.00	3.90	$332,675.02	5.920	75.54		719
350,000.01 - 600,000.00	190	$85,298,536.00	37.07	$432,731.88	5.755	73.48		731
600,000.01 -1,000,000.00	39	$28,599,094.00	12.43	$667,771.48	5.532	71.91		725
1,000,000.01 +	8	$10,031,253.00	4.36	$1,248,746.93	5.289	71.36		735
Total:	848	$230,074,746.34	100.00	$256,555.67	5.858	74.19		722

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0-24,999.01	8	$76,627.31	0.04	$9,578.41	5.671	73.08		760
25,000.01 - 50,000.00	34	$1,462,118.53	0.67	$43,003.49	6.689	74.04		723
50,000.01 - 75,000.00	79	$4,980,459.17	2.29	$63,043.79	6.826	72.82		716
75,000.01 - 100,000.00	79	$6,960,450.09	3.20	$88,106.96	6.812	76.22		701
100,000.01 - 125,000.00	61	$6,895,243.46	3.17	$113,036.78	6.769	79.67		699
125,000.01 - 150,000.00	55	$7,549,012.37	3.47	$137,254.77	6.285	77.04		705
150,000.01 - 175,000.00	45	$7,367,186.09	3.39	$163,715.25	5.862	75.76		702
175,000.01 - 200,000.00	52	$9,776,127.24	4.49	$188,002.45	6.039	74.07		707
200,000.01 - 225,000.00	48	$10,151,201.85	4.67	$211,483.37	5.988	75.29		704
225,000.01 - 250,000.00	33	$7,883,286.64	3.62	$238,887.47	5.830	77.40		722
250,000.01 - 275,000.00	30	$7,839,372.15	3.60	$261,312.41	6.041	77.24		727
275,000.01 - 300,000.00	27	$7,761,462.03	3.57	$287,461.56	5.850	72.78		726
300,000.01 - 333,700.00	56	$17,804,020.88	8.18	$317,928.94	5.620	73.63		730
333,700.01 - 350,000.00	21	$7,177,355.38	3.30	$341,778.83	5.851	75.26		724
350,000.01 - 600,000.00	178	$79,145,050.20	36.38	$444,635.11	5.751	73.73		730
600,000.01 -1,000,000.00	34	$24,740,262.35	11.37	$727,654.78	5.534	71.81		723
1,000,000.01 +	8	$9,989,975.47	4.59	$1,248,746.93	5.289	71.36		735
Total:	848	$217,559,211.21	100.00	$256,555.67	5.858	74.19		722

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Less than 5.000	121	$39,268,842.94	18.05	$324,535.89	4.661	70.28		745
5.000 - 5.499	157	$45,477,383.23	20.90	$289,664.86	5.171	72.71		733
5.500 - 5.999	168	$49,279,075.58	22.65	$293,327.83	5.706	73.91		723
6.000 - 6.499	136	$32,188,047.28	14.80	$236,676.82	6.191	73.53		715
6.500 - 6.999	114	$28,137,758.22	12.93	$246,822.44	6.705	77.06		703
7.000 - 7.499	43	$8,348,638.65	3.84	$194,154.39	7.216	82.53		704
7.500 - 7.999	37	$6,600,067.17	3.03	$178,380.19	7.724	84.12		697
8.000 - 8.499	17	$2,023,833.21	0.93	$119,049.01	8.265	82.25		693
8.500 - 8.999	20	$2,312,608.21	1.06	$115,630.41	8.730	83.48		678
9.000 - 9.499	10	$872,129.71	0.40	$87,212.97	9.226	75.39		678
9.500 - 9.999	12	$1,713,864.15	0.79	$142,822.01	9.663	72.82		685
10.000 - 10.499	6	$670,730.52	0.31	$111,788.42	10.236	76.46		660
10.500 - 10.999	4	$289,144.04	0.13	$72,286.01	10.778	82.06		658
11.000 - 11.499	1	$263,992.60	0.12	$263,992.60	11.300	75.00		748
11.500 - 11.999	1	$64,094.21	0.03	$64,094.21	11.650	85.00		700
13.500 - 13.999	1	$49,001.49	0.02	$49,001.49	13.990	60.00		672
Total:	848	$217,559,211.21	100.00	$256,555.67	5.858	74.19		722

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
000 - 180	4	$90,810.86	0.04	$22,702.72	4.005	57.51		716
181 - 240	5	$334,048.62	0.15	$66,809.72	6.469	85.71		690
240 - 360	834	$215,869,037.21	99.22	$258,835.78	5.859	74.21		722
361 - 480	5	$1,265,314.52	0.58	$253,062.90	5.586	69.64		714
Total:	848	$217,559,211.21	100.00	$256,555.67	5.858	74.19		722

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
001 - 060	4	$57,181.93	0.03	$14,295.48	5.822	78.08		727
061 - 120	4	$162,160.72	0.07	$40,540.18	5.288	65.97		758
121 - 180	39	$3,856,522.41	1.77	$98,885.19	5.407	74.37		710
181 - 240	23	$3,302,555.21	1.52	$143,589.36	5.754	70.43		734
240 - 300	137	$23,853,608.21	10.96	$174,113.93	6.055	70.60		720
300 - 360	639	$185,333,206.34	85.19	$290,036.32	5.846	74.73		723
360 - 480	2	$993,976.39	0.46	$496,988.20	5.641	73.26		712
Total:	848	$217,559,211.21	100.00	$256,555.67	5.858	74.19		722

Mortgage Insurance	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Yes	58	$11,679,020.20	5.37	$201,362.42	5.824	90.11		698
No	790	$205,880,191.01	94.63	$260,607.84	5.860	73.29		724
Total:	848	$217,559,211.21	100.00	$256,555.67	5.858	74.19		722

Lien	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
1	848	$217,559,211.21	100.00	$256,555.67	5.858	74.19		722
Total:	848	$217,559,211.21	100.00	$256,555.67	5.858	74.19		722

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
1 to 12	371	$96,736,533.44	44.46	$260,745.37	6.071	77.39		703
13 to 24	163	$50,813,273.25	23.36	$311,737.87	5.167	72.86		744
25 to 36	21	$5,526,512.19	2.54	$263,167.25	5.262	73.12		730
37 to 48	100	$38,113,128.61	17.52	$381,131.29	6.095	69.22		740
49 to 60	10	$3,319,000.17	1.53	$331,900.02	6.429	70.56		739
61 to 72	22	$3,936,404.68	1.81	$178,927.49	6.618	75.62		699
73 to 84	45	$5,835,548.35	2.68	$129,678.85	6.411	69.58		726
85 to 96	19	$2,005,174.59	0.92	$105,535.50	6.109	73.54		736
97 to 108	15	$1,585,925.96	0.73	$105,728.40	7.284	73.55		716
109 to 120	15	$2,458,437.22	1.13	$163,895.81	5.975	77.14		719
121 or more	67	$7,229,272.75	3.32	$107,899.59	5.530	71.68		724
Total:	848	$217,559,211.21	100.00	$256,555.67	5.858	74.19		722

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0.01 - 25.00	3	$635,165.91	0.29	$211,721.97	5.704	17.53		803
25.01 - 30.00	6	$1,834,724.73	0.84	$305,787.46	5.237	26.61		749
30.01 - 35.00	5	$778,421.89	0.36	$155,684.38	6.030	31.72		722
35.01 - 40.00	10	$2,608,238.83	1.20	$260,823.88	5.136	37.22		721
40.01 - 45.00	23	$5,591,167.47	2.57	$243,094.24	5.304	42.42		748
45.01 - 50.00	20	$5,318,863.22	2.44	$265,943.16	6.003	48.28		752
50.01 - 55.00	16	$3,144,339.86	1.45	$196,521.24	5.555	52.63		723
55.01 - 60.00	30	$7,080,197.47	3.25	$236,006.58	5.672	58.26		730
60.01 - 65.00	45	$13,250,370.18	6.09	$294,452.67	5.636	63.19		752
65.01 - 70.00	65	$18,412,067.46	8.46	$283,262.58	5.891	68.31		729
70.01 - 75.00	94	$33,026,449.80	15.18	$351,345.21	5.792	73.48		726
75.01 - 80.00	335	$86,693,855.48	39.85	$258,787.63	5.674	79.23		722
80.01 - 85.00	47	$8,987,027.03	4.13	$191,213.34	6.716	83.62		687
85.01 - 90.00	113	$22,680,919.13	10.43	$200,716.10	6.659	89.20		694
90.01 - 95.00	23	$4,843,579.92	2.23	$210,590.43	6.228	93.91		697
95.01 - 100.00	11	$2,300,606.65	1.06	$209,146.06	6.004	99.05		730
100.01 - 105.00	1	$240,000.00	0.11	$240,000.00	6.000	102.73		651
105.01 - 110.00	1	$133,216.18	0.06	$133,216.18	6.050	106.30		670
Total:	848	$217,559,211.21	100.00	$256,555.67	5.858	74.19		722

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Owner	716	$190,030,808.86	87.35	$265,406.16	5.819	74.24		722
Investment	97	$17,945,976.30	8.25	$185,010.06	6.396	73.85		720
Second Home	35	$9,582,426.05	4.40	$273,783.60	5.622	73.78		728
Total:	848	$217,559,211.21	100.00	$256,555.67	5.858	74.19		722

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Single-family detached	585	$150,565,596.03	69.21	$257,377.09	5.854	73.64		723
Condo Low-Rise (less than 5 stories)	87	$17,370,719.01	7.98	$199,663.44	5.737	76.28		727
Planned Unit Developments (detached)	57	$16,514,982.58	7.59	$289,736.54	5.790	73.71		727
Planned Unit Developments (attached)	42	$15,611,742.77	7.18	$371,708.16	5.545	74.99		716
Two- to four- family units	56	$12,987,213.41	5.97	$231,914.53	6.649	78.14		709
Townhouse	6	$1,613,405.48	0.74	$268,900.91	5.562	84.09		698
Condo Mid-Rise (5 to 8 stories)	3	$1,510,677.35	0.69	$503,559.12	5.071	59.98		703
Manufactured Home	4	$474,295.00	0.22	$118,573.75	6.972	72.42		683
Condo High-Rise (9 stories or more)	4	$339,817.27	0.16	$84,954.32	6.048	77.62		709
Co-op	3	$315,007.67	0.14	$105,002.56	5.082	56.56		746
Condo Site	1	$255,754.64	0.12	$255,754.64	4.750	80.00		773
Total:	848	$217,559,211.21	100.00	$256,555.67	5.858	74.19		722

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Purchase	383	$96,035,190.46	44.14	$250,744.62	5.665	77.86		717
Equity Refinance	309	$74,204,093.21	34.11	$240,142.70	6.245	74.21		716
Rate/Term Refinance	152	$46,565,663.42	21.40	$306,353.05	5.633	66.67		742
Construction/Permanent	4	$754,264.12	0.35	$188,566.03	6.255	69.95		740
Total:	848	$217,559,211.21	100.00	$256,555.67	5.858	74.19		722

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Full Documentation	605	$168,019,419.60	77.23	$277,718.05	5.731	74.32		726
Reduced Documentation	243	$49,539,791.61	22.77	$203,867.46	6.288	73.74		709
Total:	848	$217,559,211.21	100.00	$256,555.67	5.858	74.19		722

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
1 Month ARM	22	$3,341,821.61	1.54	$151,900.98	5.594	73.27		727
6 Month ARM	27	$3,136,539.83	1.44	$116,168.14	5.867	72.80		730
6 Month ARM 5 yr IO	3	$1,257,003.43	0.58	$419,001.14	5.149	73.91		684
6 Month ARM 10 yr IO	24	$8,380,601.21	3.85	$349,191.72	5.314	66.05		722
1 Year ARM	80	$8,844,501.37	4.07	$110,556.27	5.972	74.16		721
2/1 ARM	2	$228,989.78	0.11	$114,494.89	5.771	66.74		743
2/28 ARM	201	$38,538,026.46	17.71	$191,731.47	7.064	81.44		688
2/28 ARM 2 yr IO	9	$2,543,028.24	1.17	$282,558.69	6.597	84.92		670
2/28 ARM 5 yr IO	25	$7,186,733.20	3.30	$287,469.33	6.394	81.42		688
3 Year ARM	4	$181,751.06	0.08	$45,437.77	6.367	72.34		721
3/1 ARM	79	$23,906,598.03	10.99	$302,615.16	5.608	69.25		743
3/1 ARM 3 yr IO	9	$3,384,050.05	1.56	$376,005.56	5.420	74.99		728
3/27 ARM	28	$4,514,954.60	2.08	$161,248.38	6.750	77.70		692
3/27 ARM 3yr IO	4	$559,856.98	0.26	$139,964.25	5.473	76.80		709
3/27 ARM 5yr IO	9	$2,043,103.34	0.94	$227,011.48	6.269	79.31		677
3/27 ARM 10 yr IO	2	$488,000.00	0.22	$244,000.00	5.662	80.67		751
4/1 ARM	1	$371,934.46	0.17	$371,934.46	5.000	79.93		801
5/1 ARM	131	$40,122,081.55	18.44	$306,275.43	5.806	72.36		727
5/1 ARM 4 yr IO	1	$124,299.44	0.06	$124,299.44	5.250	33.97		779
5/1 ARM 5 yr IO	37	$19,458,524.58	8.94	$525,906.07	5.261	73.22		732
5/1 ARM 7 yr IO	1	$45,358.20	0.02	$45,358.20	5.250	95.00		773
5/25 ARM	19	$4,164,554.01	1.91	$219,187.05	5.931	75.40		715
5/25 ARM 5yr IO	11	$3,372,499.14	1.55	$306,590.83	5.978	80.06		717
5/25 ARM 10 yr IO	4	$834,368.95	0.38	$208,592.24	5.899	77.99		726
6/1 ARM	1	$668,785.22	0.31	$668,785.22	4.375	80.00		689
7/1 ARM	24	$7,242,714.91	3.33	$301,779.79	5.512	69.40		721
7/1 ARM 7yr IO	8	$2,930,522.29	1.35	$366,315.29	5.532	60.29		741
7/23 ARM	31	$12,198,968.72	5.61	$393,515.12	4.744	69.92		765
7/23 ARM 7yr IO	42	$14,749,055.65	6.78	$351,167.99	4.962	72.66		762
10/1 ARM	3	$800,766.76	0.37	$266,922.25	5.525	78.29		708
10/1 ARM 10 yr IO	3	$1,286,803.22	0.59	$428,934.41	5.928	81.52		675
10/20 ARM 10 yr IO	2	$157,114.99	0.07	$78,557.50	5.832	73.80		782
15/15 ARM	1	$495,299.93	0.23	$495,299.93	7.400	83.33		687
Total:	848	$217,559,211.21	100.00	$256,555.67	5.858	74.19		722

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
California	193	$61,386,256.87	28.22	$318,063.51	5.698	72.63		723
Virginia	73	$25,347,695.18	11.65	$347,228.70	5.018	72.05		756
Florida	75	$17,060,588.73	7.84	$227,474.52	5.824	75.91		718
Other	507	$113,764,670.43	52.29	$224,387.91	6.137	75.25		715
Total:	848	$217,559,211.21	100.00	$256,555.67	5.858	74.19		722

Prepay Penalty for Mortgage Loans

Prepay Penalty	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Has Prepay Penalty	236	$43,797,181.75	20.13	$185,581.28	6.693	80.55		690
None	612	$173,762,029.46	79.87	$283,924.88	5.648	72.59		730
Total:	848	$217,559,211.21	100.00	$256,555.67	5.858	74.19		722

Prepay Term for Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
No Penalty	612	$173,762,029.46	79.87	$283,924.88	5.648	72.59		730
6	1	$63,506.29	0.03	$63,506.29	9.110	85.00		656
12	17	$3,431,296.18	1.58	$201,840.95	6.849	76.17		691
24	86	$19,470,283.78	8.95	$226,398.65	6.668	80.44		686
30	2	$244,503.70	0.11	$122,251.85	8.003	81.85		661
36	115	$19,585,978.88	9.00	$170,312.86	6.578	81.77		694
60	15	$1,001,612.92	0.46	$66,774.19	8.422	73.18		694
Total:	848	$217,559,211.21	100.00	$256,555.67	5.858	74.19		722

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
640-659	140	$28,893,507.14	13.28	$206,382.19	6.444	79.49		651
660-679	117	$23,681,475.78	10.89	$202,405.78	6.283	76.90		670
680-699	114	$30,008,439.79	13.79	$263,231.93	5.933	75.92		690
700-719	101	$26,130,357.38	12.01	$258,716.41	5.871	73.62		708
720-739	84	$29,604,848.43	13.61	$352,438.67	5.804	75.90		730
740-759	76	$21,168,981.55	9.73	$278,539.23	5.597	74.31		749
760-779	79	$19,177,712.72	8.81	$242,755.86	5.583	69.72		770
780-799	76	$20,934,931.26	9.62	$275,459.62	5.549	71.38		789
800 - 819	60	$17,896,907.77	8.23	$298,281.80	5.264	65.10		806
820 - 839	1	$62,049.39	0.03	$62,049.39	4.875	80.00		827
Total:	848	$217,559,211.21	100.00	$256,555.67	5.858	74.19		722

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC WA FICO
Full Documentation	311	$66,912,798.28	75.21	$215,153.69	6.473	68.48	731
Reduced Documentation	145	$22,049,859.57	24.79	$152,068.00	6.684	66.43	726
Total:	456	$88,962,657.85	100.00	$195,093.55	6.525	67.97	730

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC WA FICO
Balloon	3	$169,345.89	0.19	$56,448.63	10.102	83.77	721
10 Year Fixed	5	$425,381.48	0.48	$85,076.30	5.726	47.28	773
15 Year Fixed	125	$25,413,689.42	28.57	$203,309.52	6.366	57.93	753
20 Year Fixed	21	$3,048,758.00	3.43	$145,178.95	6.810	75.02	716
25 Year Fixed	11	$1,508,574.13	1.70	$137,143.10	6.423	75.07	704
30 Year Fixed	290	$58,279,068.10	65.51	$200,962.30	6.580	72.00	721
30 Year Fixed 5 yr IO	1	$117,840.83	0.13	$117,840.83	5.500	19.03	756
Total:	456	$88,962,657.85	100.00	$195,093.55	6.525	67.97	730

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC WA FICO
California	83	$23,068,682.13	25.93	$277,935.93	6.241	60.81	734
Florida	58	$9,842,684.12	11.06	$169,701.45	6.546	71.01	717
Texas	40	$7,565,406.99	8.50	$189,135.17	6.916	72.72	732
Other	275	$48,485,884.61	54.50	$176,312.31	6.596	70.02	730
Total:	456	$88,962,657.85	100.00	$195,093.55	6.525	67.97	730

Prepay Penalty for Mortgage Loans

Prepay Penalty	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC WA FICO
Has Prepay Penalty	106	$18,872,660.32	21.21	$178,043.97	6.822	72.40	720
None	350	$70,089,997.53	78.79	$200,257.14	6.445	66.78	733
Total:	456	$88,962,657.85	100.00	$195,093.55	6.525	67.97	730

Prepay Term for Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC WA FICO
No Penalty	350	$70,089,997.53	78.79	$200,257.14	6.445	66.78	733
12	11	$1,871,841.42	2.10	$170,167.40	7.073	71.24	726
24	4	$651,147.42	0.73	$162,786.86	7.223	59.21	676
36	80	$13,973,724.67	15.71	$174,671.56	6.761	75.92	714
60	11	$2,375,946.81	2.67	$215,995.16	6.873	56.24	763
Total:	456	$88,962,657.85	100.00	$195,093.55	6.525	67.97	730

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC WA FICO
640-659	56	$8,424,159.76	9.47	$150,431.42	7.181	75.51	652
660-679	48	$8,260,879.59	9.29	$172,101.66	6.835	70.98	669
680-699	64	$10,644,126.16	11.96	$166,314.47	6.966	73.49	690
700-719	59	$10,416,111.10	11.71	$176,544.26	6.508	73.42	708
720-739	47	$11,092,827.00	12.47	$236,017.60	6.361	65.26	729
740-759	56	$10,847,123.53	12.19	$193,698.63	6.343	66.70	750
760-779	50	$12,072,327.30	13.57	$241,446.55	6.202	68.52	768
780-799	40	$9,690,169.41	10.89	$242,254.24	6.204	60.73	788
800 - 819	32	$6,804,919.93	7.65	$212,653.75	6.246	57.66	806
820 - 839	4	$710,014.07	0.80	$177,503.52	6.691	30.99	823
Total:	456	$88,962,657.85	100.00	$195,093.55	6.525	67.97	730

IO

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
25,000.01 - 50,000.00	1	$50,000.00	0.07	$50,000.00	7.000	87.72		805
50,000.01 - 75,000.00	10	$672,000.00	0.96	$65,332.95	6.217	77.04		742
75,000.01 - 100,000.00	4	$361,600.00	0.52	$90,252.69	6.465	79.08		713
100,000.01 - 125,000.00	10	$1,141,350.00	1.63	$109,838.96	6.208	69.08		718
125,000.01 - 150,000.00	9	$1,246,300.00	1.78	$138,404.62	5.401	71.16		710
150,000.01 - 175,000.00	6	$994,666.00	1.42	$165,744.87	5.766	75.48		680
175,000.01 - 200,000.00	15	$2,809,662.00	4.02	$187,177.88	5.769	75.24		729
200,000.01 - 225,000.00	8	$1,697,260.00	2.43	$212,120.51	5.429	78.82		705
225,000.01 - 250,000.00	9	$2,148,800.00	3.07	$238,399.50	5.488	75.36		724
250,000.01 - 275,000.00	8	$2,119,425.00	3.03	$264,463.78	5.400	75.29		735
275,000.01 - 300,000.00	8	$2,308,060.00	3.30	$288,507.39	6.476	75.90		694
300,000.01 - 333,700.00	21	$6,753,621.00	9.66	$321,522.16	5.412	73.15		738
333,700.01 - 350,000.00	4	$1,368,000.00	1.96	$341,988.34	6.206	80.00		703
350,000.01 - 600,000.00	63	$28,887,041.00	41.31	$454,713.03	5.374	73.49		725
600,000.01 -1,000,000.00	13	$9,605,628.00	13.74	$686,366.35	5.397	74.15		733
1,000,000.01 +	6	$7,768,753.00	11.11	$1,292,054.01	5.282	70.54		739
Total:	195	$69,932,166.00	100.00	$353,429.56	5.480	73.73		726

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0-24,999.01								
25,000.01 - 50,000.00	2	$95,358.20	0.14	$47,679.10	6.168	91.18		790
50,000.01 - 75,000.00	10	$677,444.61	0.98	$67,744.46	6.362	75.42		740
75,000.01 - 100,000.00	5	$453,142.33	0.66	$90,628.47	6.294	81.98		727
100,000.01 - 125,000.00	9	$1,028,916.21	1.49	$114,324.02	6.154	68.82		716
125,000.01 - 150,000.00	9	$1,245,641.60	1.81	$138,404.62	5.401	71.16		710
150,000.01 - 175,000.00	6	$994,469.22	1.44	$165,744.87	5.766	75.48		680
175,000.01 - 200,000.00	15	$2,807,668.25	4.07	$187,177.88	5.769	75.24		729
200,000.01 - 225,000.00	9	$1,905,465.24	2.76	$211,718.36	5.409	78.40		700
225,000.01 - 250,000.00	9	$2,145,595.52	3.11	$238,399.50	5.488	75.36		724
250,000.01 - 275,000.00	8	$2,115,710.23	3.07	$264,463.78	5.400	75.29		735
275,000.01 - 300,000.00	8	$2,308,059.11	3.35	$288,507.39	6.476	75.90		694
300,000.01 - 333,700.00	21	$6,751,965.30	9.80	$321,522.16	5.412	73.15		738
333,700.01 - 350,000.00	4	$1,367,953.35	1.98	$341,988.34	6.206	80.00		703
350,000.01 - 600,000.00	62	$28,438,419.49	41.26	$458,684.19	5.374	73.48		725
600,000.01 -1,000,000.00	12	$8,830,631.02	12.81	$735,885.92	5.395	73.95		732
1,000,000.01 +	6	$7,752,324.06	11.25	$1,292,054.01	5.282	70.54		739
Total:	195	$68,918,763.74	100.00	$353,429.56	5.480	73.73		726

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Less than 5.000	40	$16,083,665.04	23.34	$402,091.63	4.659	69.34		753
5.000 - 5.499	50	$19,396,935.66	28.14	$387,938.71	5.184	72.93		733
5.500 - 5.999	58	$21,708,022.34	31.50	$374,276.25	5.708	74.07		719
6.000 - 6.499	16	$4,818,423.67	6.99	$301,151.48	6.160	78.08		695
6.500 - 6.999	16	$3,605,819.21	5.23	$225,363.70	6.721	80.14		690
7.000 - 7.499	10	$2,256,223.33	3.27	$225,622.33	7.195	80.72		697
7.500 - 7.999	4	$758,974.50	1.10	$189,743.63	7.500	91.94		683
8.000 - 8.499	1	$290,699.99	0.42	$290,699.99	8.300	90.00		650
Total:	195	$68,918,763.74	100.00	$353,429.56	5.480	73.73		726

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
240 - 360	195	$68,918,763.74	100.00	$353,429.56	5.480	73.73		726
Total:	195	$68,918,763.74	100.00	$353,429.56	5.480	73.73		726

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
241 - 300	34	$9,235,655.59	13.40	$271,636.93	5.484	67.67		727
301 - 360	161	$59,683,108.15	86.60	$370,702.54	5.479	74.66		726
Total:	195	$68,918,763.74	100.00	$353,429.56	5.480	73.73		726

Mortgage Insurance	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
No	185	$66,921,370.61	97.10	$361,737.14	5.469	73.34		727
Yes	10	$1,997,393.13	2.90	$199,739.31	5.830	86.55		694
Total:	195	$68,918,763.74	100.00	$353,429.56	5.480	73.73		726

Lien	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
1	195	$68,918,763.74	100.00	$353,429.56	5.480	73.73		726
Total:	195	$68,918,763.74	100.00	$353,429.56	5.480	73.73		726

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
1 to 12	117	$42,011,282.90	60.96	$359,070.79	5.699	74.88		712
13 to 24	62	$24,211,852.37	35.13	$390,513.75	5.012	71.38		749
25 to 36	2	$584,131.58	0.85	$292,065.79	5.170	82.10		744
37 to 48	2	$606,068.28	0.88	$303,034.14	6.026	72.78		746
49 to 60	1	$389,784.71	0.57	$389,784.71	6.625	61.90		740
73 to 84	7	$727,602.82	1.06	$103,943.26	6.998	77.56		757
85 to 96	3	$213,237.86	0.31	$71,079.29	5.709	79.02		786
97 to 108	1	$174,803.22	0.25	$174,803.22	7.500	100.00		668
Total:	195	$68,918,763.74	100.00	$353,429.56	5.480	73.73		726

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0.01 - 25.00	2	$297,622.83	0.43	$148,811.42	5.122	19.13		776
25.01 - 30.00	3	$1,143,600.00	1.66	$381,200.00	5.257	26.73		779
30.01 - 35.00	1	$124,299.44	0.18	$124,299.44	5.250	33.97		779
35.01 - 40.00	3	$1,758,700.00	2.55	$586,233.33	5.124	37.15		724
40.01 - 45.00	4	$1,764,281.49	2.56	$441,070.37	5.356	42.42		746
45.01 - 50.00	4	$1,297,942.82	1.88	$324,485.71	5.523	47.83		738
50.01 - 55.00	1	$192,370.00	0.28	$192,370.00	5.625	53.44		692
55.01 - 60.00	4	$993,042.77	1.44	$248,260.69	5.663	58.35		701
60.01 - 65.00	12	$4,650,744.20	6.75	$387,562.02	5.092	63.21		780
65.01 - 70.00	13	$5,515,961.11	8.00	$424,304.70	5.442	68.23		725
70.01 - 75.00	16	$7,456,930.48	10.82	$466,058.16	5.130	73.00		741
75.01 - 80.00	102	$35,140,694.46	50.99	$344,516.61	5.469	79.40		719
80.01 - 85.00	10	$3,039,847.32	4.41	$303,984.73	5.610	83.30		708
85.01 - 90.00	12	$3,369,733.45	4.89	$280,811.12	6.543	89.75		697
90.01 - 95.00	4	$1,083,561.06	1.57	$270,890.27	7.053	92.60		691
95.01 - 100.00	3	$849,432.31	1.23	$283,144.10	5.657	99.77		741
100.01 - 105.00	1	$240,000.00	0.35	$240,000.00	6.000	102.73		651
Total:	195	$68,918,763.74	100.00	$353,429.56	5.480	73.73		726

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Owner	173	$61,994,856.01	89.95	$358,351.77	5.475	73.97		725
Investment	12	$3,194,169.11	4.63	$266,180.76	5.705	67.32		746
Second Home	10	$3,729,738.62	5.41	$372,973.86	5.370	75.16		726
Total:	195	$68,918,763.74	100.00	$353,429.56	5.480	73.73		726

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Single-family detached	134	$47,831,707.11	69.40	$356,953.04	5.423	73.26		729
Planned Unit Developments (	16	$9,101,306.23	13.21	$568,831.64	5.649	74.80		716
Condo Low-Rise (less than 5	26	$5,862,877.89	8.51	$225,495.30	5.562	78.46		731
Two- to four- family units	7	$3,010,083.23	4.37	$430,011.89	5.505	66.07		735
Planned Unit Developments (	8	$2,049,087.28	2.97	$256,135.91	5.606	79.63		693
Condo Mid-Rise (5 to 8 storie	2	$699,702.00	1.02	$349,851.00	5.154	64.38		715
Townhouse	1	$300,000.00	0.44	$300,000.00	6.950	79.79		646
Co-op	1	$64,000.00	0.09	$64,000.00	7.500	80.00		719
Total:	195	$68,918,763.74	100.00	$353,429.56	5.480	73.73		726

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Purchase	109	$36,637,404.52	53.16	$336,122.98	5.502	76.73		722
Equity Refinance	50	$18,129,365.98	26.31	$362,587.32	5.686	74.52		721
Rate/Term Refinance	34	$13,670,076.95	19.84	$402,061.09	5.113	64.83		744
Construction/Permanent	2	$481,916.29	0.70	$240,958.15	6.434	67.91		748
Total:	195	$68,918,763.74	100.00	$353,429.56	5.480	73.73		726

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Full Documentation	147	$55,357,874.40	80.32	$376,584.18	5.365	73.57		731
Reduced Documentation	48	$13,560,889.34	19.68	$282,518.53	5.949	74.36		706
Total:	195	$68,918,763.74	100.00	$353,429.56	5.480	73.73		726

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
6 Month ARM 5 yr IO	3	$1,257,003.43	1.82	$419,001.14	5.149	73.91		684
6 Month ARM 10 yr IO	24	$8,380,601.21	12.16	$349,191.72	5.314	66.05		722
2/28 ARM 2 yr IO	9	$2,543,028.24	3.69	$282,558.69	6.597	84.92		670
2/28 ARM 5 yr IO	25	$7,186,733.20	10.43	$287,469.33	6.394	81.42		688
3/1 ARM 3 yr IO	9	$3,384,050.05	4.91	$376,005.56	5.420	74.99		728
3/27 ARM 3yr IO	4	$559,856.98	0.81	$139,964.25	5.473	76.80		709
3/27 ARM 5yr IO	9	$2,043,103.34	2.96	$227,011.48	6.269	79.31		677
3/27 ARM 10 yr IO	2	$488,000.00	0.71	$244,000.00	5.662	80.67		751
5/1 ARM 4 yr IO	1	$124,299.44	0.18	$124,299.44	5.250	33.97		779
5/1 ARM 5 yr IO	37	$19,458,524.58	28.23	$525,906.07	5.261	73.22		732
5/1 ARM 7 yr IO	1	$45,358.20	0.07	$45,358.20	5.250	95.00		773
5/25 ARM 5yr IO	11	$3,372,499.14	4.89	$306,590.83	5.978	80.06		717
5/25 ARM 10 yr IO	4	$834,368.95	1.21	$208,592.24	5.899	77.99		726
7/1 ARM 7yr IO	8	$2,930,522.29	4.25	$366,315.29	5.532	60.29		741
7/23 ARM 7yr IO	42	$14,749,055.65	21.40	$351,167.99	4.962	72.66		762
10/1 ARM 10 yr IO	3	$1,286,803.22	1.87	$428,934.41	5.928	81.52		675
10/20 ARM 10 yr IO	2	$157,114.99	0.23	$78,557.50	5.832	73.80		782
30 Year Fixed 5 yr IO	1	$117,840.83	0.17	$117,840.83	5.500	19.03		756
Total:	195	$68,918,763.74	100.00	$353,429.56	5.480	73.73		726

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
California	57	$24,830,709.53	36.03	$435,626.48	5.537	72.13		723
Virginia	35	$12,701,904.74	18.43	$362,911.56	5.022	73.56		755
Florida	16	$5,097,752.30	7.40	$318,609.52	5.639	73.39		707
Other	87	$26,288,397.17	38.14	$302,165.48	5.616	75.38		720
Total:	195	$68,918,763.74	100.00	$353,429.56	5.480	73.73		726

Prepay Penalty for Mortgage Loans

Prepay Penalty	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Has Prepay Penalty	48	$13,307,027.61	19.31	$277,229.74	6.295	82.37		688
None	147	$55,611,736.13	80.69	$378,311.13	5.285	71.66		736
Total:	195	$68,918,763.74	100.00	$353,429.56	5.480	73.73		726

Prepay Term for Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
No Penalty	147	$55,611,736.13	80.69	$378,311.13	5.285	71.66		736
12	2	$601,900.00	0.87	$300,950.00	6.750	88.42		684
24	25	$7,921,688.28	11.49	$316,867.53	6.323	82.26		684
36	21	$4,783,439.33	6.94	$227,782.83	6.192	81.79		695
Total:	195	$68,918,763.74	100.00	$353,429.56	5.480	73.73		726

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
640-659	25	$6,906,052.27	10.02	$276,242.09	6.098	80.67		652
660-679	21	$5,679,277.75	8.24	$270,441.80	5.863	77.73		670
680-699	25	$8,664,753.45	12.57	$346,590.14	5.752	78.73		689
700-719	28	$11,617,597.55	16.86	$414,914.20	5.526	70.24		709
720-739	19	$9,752,240.32	14.15	$513,275.81	5.266	77.56		730
740-759	22	$8,932,214.06	12.96	$406,009.73	5.215	71.55		748
760-779	19	$4,913,089.49	7.13	$258,583.66	5.474	72.23		770
780-799	17	$4,778,222.68	6.93	$281,071.92	5.180	67.14		788
800 - 819	19	$7,675,316.17	11.14	$403,964.01	5.032	66.87		806
Total:	195	$68,918,763.74	100.00	$353,429.56	5.480	73.73		726

TOTAL

Aggregate Loans

FICO	% of total deal	Avg LTV	Max LTV	% Full Doc	% Owner Occ	% IO	WAC	MARGIN	% Second Lien (Simultaneous or Silent)
520-539									
540-559									
560-579									
580-599									
600-619									
620-639									
640-659	12.17	78.59	102.76	69.66	88.76	18.51	6.61	4.619	13.35
660-679	10.42	75.37	108.30	68.82	87.53	17.78	6.426	4.058	10.01
680-699	13.26	75.28	123.75	74.32	83.62	21.31	6.204	3.474	12.46
700-719	11.92	73.56	100.00	74.53	84.09	31.79	6.053	3.107	5.73
720-739	13.28	73.00	102.74	80.11	81.64	23.98	5.956	3.033	6.05
740-759	10.44	71.73	99.68	78.33	83.34	27.90	5.85	2.612	2.27
760-779	10.20	69.26	124.88	75.46	79.41	15.72	5.822	2.765	3
780-800	9.99	68.01	100.00	88.69	85.44	15.60	5.756	2.727	4.53
800+	8.31	62.20	98.45	82.74	87.78	30.13	5.565	2.364	1.15

IO Loans

FICO	% of total deal	Avg LTV	Max LTV	% Full Doc	% Owner Occ	WAC	MARGIN	% Second Lien (Simultaneous or Silent)	
520-539									
540-559									
560-579									
580-599									
600-619									
620-639									
640-659	10.02	80.67	102.73	63.46	100.00	100.00	6.098	4.624	16.32
660-679	8.24	77.73	100.00	68.91	91.98	100.00	5.863	3.986	21.00
680-699	12.57	78.73	92.08	73.12	90.04	100.00	5.752	3.313	6.16
700-719	16.86	70.24	90.00	75.83	89.05	100.00	5.526	2.619	2.77
720-739	14.15	77.56	80.00	93.95	85.39	100.00	5.266	2.243	13.96
740-759	12.96	71.55	99.67	88.73	91.14	100.00	5.215	2.135	0.00
760-779	7.13	72.23	100.00	73.40	89.14	100.00	5.474	2.498	7.00
780-800	6.93	67.14	93.34	83.63	81.08	100.00	5.18	2.423	6.69
800+	11.14	66.87	87.72	94.14	91.15	100.00	5.032	2.207	0.00

If the deal has deep MI - we want the following:

For Non-MI Loans-only

By LTV Bucket	% of total deal	Avg FICO	%<550 FICO	%full doc	%non owner
<=50% LTV					
51%-60%					
61%-70%					
71%-80%					
81%-85%					
86%-90%					
91%-95%					
96%-100%					

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0-24,999.01								
25,000.01 - 50,000.00	8	$400,000.00	0.12	$46,276.93	7.089	73.66		715
50,000.01 - 75,000.00	155	$9,726,888.35	2.93	$54,071.60	7.263	72.24		710
75,000.01 - 100,000.00	130	$11,473,494.53	3.46	$79,205.33	6.931	75.05		706
100,000.01 - 125,000.00	124	$13,953,887.37	4.20	$102,646.84	6.666	74.80		712
125,000.01 - 150,000.00	98	$13,517,856.92	4.07	$126,580.29	6.579	76.02		701
150,000.01 - 175,000.00	74	$12,065,194.00	3.63	$151,456.24	6.255	76.22		707
175,000.01 - 200,000.00	72	$13,553,242.17	4.08	$177,044.71	6.072	72.68		707
200,000.01 - 225,000.00	64	$13,613,069.92	4.10	$197,076.19	6.350	74.13		710
225,000.01 - 250,060.00	47	$11,286,056.45	3.40	$216,023.73	6.029	71.74		720
250,000.01 - 275,000.00	47	$12,340,445.00	3.72	$247,111.83	6.197	75.34		730
275,000.01 - 300,000.00	46	$13,368,614.13	4.03	$261,658.46	5.976	77.15		722
300,000.01 - 333,700.00	66	$21,026,774.00	6.33	$305,897.36	5.659	72.81		725
333,700.01 - 350,000.00	33	$11,343,793.00	3.42	$322,492.11	6.134	74.23		718
350,000.01 - 600,000.00	276	$122,527,835.48	36.91	$410,687.13	5.917	71.42		735
600,000.01 -1,000,000.00	56	$41,772,925.00	12.58	$674,967.51	5.765	68.03		729
1,000,000.01 +	8	$10,031,253.00	3.02	$1,248,746.93	5.289	71.36		735
Total:	1,304	$332,001,329.32	100.00	$235,062.78	6.052	72.39		724

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0-24,999.01	15	$211,301.90	0.07	$14,086.79	7.838	69.08		717
25,000.01 - 50,000.00	62	$2,611,346.37	0.85	$42,118.49	7.350	72.29		723
50,000.01 - 75,000.00	148	$9,247,031.95	3.02	$62,479.95	7.033	72.15		716
75,000.01 - 100,000.00	130	$11,482,278.12	3.75	$88,325.22	6.872	73.66		708
100,000.01 - 125,000.00	113	$12,707,839.47	4.15	$112,458.76	6.677	75.05		712
125,000.01 - 150,000.00	96	$13,194,588.17	4.30	$137,443.63	6.476	76.46		707
150,000.01 - 175,000.00	72	$11,691,915.81	3.81	$162,387.72	6.307	74.66		706
175,000.01 - 200,000.00	79	$14,872,619.68	4.85	$188,261.01	6.193	72.02		709
200,000.01 - 225,000.00	65	$13,797,927.87	4.50	$212,275.81	6.273	74.30		708
225,000.01 - 250,000.00	47	$11,254,427.60	3.67	$239,455.91	6.013	72.94		727
250,000.01 - 275,000.00	40	$10,479,863.56	3.42	$261,996.59	6.124	76.11		731
275,000.01 - 300,000.00	42	$12,116,853.71	3.95	$288,496.52	5.992	73.43		723
300,000.01 - 333,700.00	73	$23,131,014.94	7.55	$316,863.22	5.825	73.55		729
333,700.01 - 350,000.00	26	$8,868,306.34	2.89	$341,088.71	5.969	73.82		724
350,000.01 - 600,000.00	240	$105,624,252.43	34.46	$440,101.05	5.872	71.38		734
600,000.01 -1,000,000.00	48	$35,240,325.67	11.50	$734,173.45	5.740	68.78		727
1,000,000.01 +	8	$9,989,975.47	3.26	$1,248,746.93	5.289	71.36		735
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Less than 5.000	132	$40,910,842.94	13.35	$309,930.63	4.659	69.74		746
5.000 - 5.499	187	$51,965,987.42	16.95	$277,892.98	5.183	70.91		733
5.500 - 5.999	249	$70,903,477.62	23.13	$284,752.92	5.725	72.14		727
6.000 - 6.499	227	$56,159,679.53	18.32	$247,399.47	6.212	70.32		727
6.500 - 6.999	189	$42,882,971.75	13.99	$226,894.03	6.714	73.91		713
7.000 - 7.499	86	$13,666,187.03	4.46	$158,909.15	7.208	78.63		711
7.500 - 7.999	86	$14,576,427.72	4.76	$169,493.35	7.714	78.36		698
8.000 - 8.499	40	$4,174,736.61	1.36	$104,368.42	8.255	78.22		699
8.500 - 8.999	45	$4,566,184.08	1.49	$101,470.76	8.716	82.18		689
9.000 - 9.499	18	$1,502,328.73	0.49	$83,462.71	9.219	71.63		686
9.500 - 9.999	20	$2,471,804.65	0.81	$123,590.23	9.677	72.27		694
10.000 - 10.499	9	$1,278,538.93	0.42	$142,059.88	10.284	76.45		659
10.500 - 10.999	10	$778,586.51	0.25	$77,858.65	10.684	82.00		676
11.000 - 11.499	3	$488,320.66	0.16	$162,773.55	11.232	73.57		723
11.500 - 11.999	2	$146,793.39	0.05	$73,396.70	11.791	79.34		673
13.500 - 13.999	1	$49,001.49	0.02	$49,001.49	13.990	60.00		672
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
000 - 180	137	$26,099,227.65	8.51	$190,505.31	6.372	57.92		753
181 - 240	26	$3,382,806.62	1.10	$130,107.95	6.776	76.07		713
240 - 360	1,135	$275,579,135.28	89.91	$242,801.00	6.016	73.75		722
361 - 480	6	$1,460,699.51	0.48	$243,449.92	5.340	65.64		715
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
001 - 060	27	$1,652,143.18	0.54	$61,190.49	6.933	67.48		764
061 - 120	44	$3,870,145.93	1.26	$87,957.86	7.565	66.15		728
121 - 180	133	$26,331,305.85	8.59	$197,979.74	6.189	59.48		747
181 - 240	44	$6,920,802.08	2.26	$157,290.96	6.687	72.79		718
240 - 300	182	$31,023,690.96	10.12	$170,459.84	6.397	70.92		718
300 - 360	871	$235,534,419.68	76.84	$270,418.39	5.945	74.17		723
360 - 480	3	$1,189,361.38	0.39	$396,453.79	5.331	67.75		714
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Mortgage Insurance	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Yes	103	$16,807,183.23	5.48	$163,176.54	6.086	90.89		706
No	1,201	$289,714,685.83	94.52	$241,227.88	6.050	71.31		726
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Lien	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
1	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
1 to 12	577	$143,491,896.80	46.81	$248,686.13	6.109	75.23		710
13 to 24	237	$63,519,259.56	20.72	$268,013.75	5.388	71.98		740
25 to 36	38	$7,370,605.23	2.40	$193,963.30	5.347	72.37		731
37 to 48	135	$51,309,549.26	16.74	$380,070.74	6.187	65.43		748
49 to 60	16	$4,461,026.00	1.46	$278,814.13	6.835	71.87		724
61 to 72	31	$4,734,702.05	1.54	$152,732.32	7.103	75.43		701
73 to 84	76	$9,985,255.70	3.26	$131,384.94	6.900	70.76		722
85 to 96	36	$4,891,355.31	1.60	$135,870.98	7.054	68.98		729
97 to 108	30	$3,134,652.53	1.02	$104,488.42	7.613	71.70		713
109 to 120	17	$2,523,026.50	0.82	$148,413.32	6.033	77.41		717
121 or more	111	$11,100,540.12	3.62	$100,004.87	6.553	71.09		724
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Combined Loan-to-Value Ratios of Mortgage Loans

Combined LTVs	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
0.01 - 25.00	11	$2,349,173.72	0.77	$213,561.25	6.223	19.82		791
25.01 - 30.00	15	$3,317,408.97	1.08	$221,160.60	5.679	27.21		759
30.01 - 35.00	14	$2,149,076.87	0.70	$153,505.49	5.926	32.29		726
35.01 - 40.00	21	$6,219,727.41	2.03	$296,177.50	5.691	37.29		744
40.01 - 45.00	42	$8,722,784.41	2.85	$207,685.34	5.747	42.31		746
45.01 - 50.00	36	$8,523,013.93	2.78	$236,750.39	6.037	47.78		749
50.01 - 55.00	38	$8,413,197.33	2.74	$221,399.93	6.062	53.04		731
55.01 - 60.00	62	$14,370,514.12	4.69	$231,782.49	5.933	57.93		730
60.01 - 65.00	76	$19,600,371.91	6.39	$257,899.63	5.823	63.11		745
65.01 - 70.00	115	$29,384,562.22	9.59	$255,517.93	6.169	68.42		731
70.01 - 75.00	137	$42,137,160.73	13.75	$307,570.52	6.047	73.53		727
75.01 - 80.00	435	$107,388,872.08	35.03	$246,870.97	5.823	79.20		722
80.01 - 85.00	67	$12,041,110.84	3.93	$179,718.07	6.857	83.48		695
85.01 - 90.00	159	$29,547,771.37	9.64	$185,835.04	6.742	89.22		698
90.01 - 95.00	39	$6,383,414.85	2.08	$163,677.30	6.312	93.94		700
95.01 - 100.00	29	$4,594,417.63	1.50	$158,428.19	6.220	99.18		722
100.01 - 105.00	4	$1,011,976.62	0.33	$252,994.16	6.774	102.88		679
105.01 - 110.00	2	$201,377.23	0.07	$100,688.62	6.583	106.51		673
120.01 - 125.00	2	$165,936.82	0.05	$82,968.41	6.813	124.18		726
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Owner Occupancy of Mortgage Loans

Owner Occupancy	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Owner	1,073	$259,059,255.47	84.52	$241,434.53	6.016	72.71		724
Investment	162	$30,268,890.42	9.87	$186,845.00	6.441	70.66		723
Second Home	69	$17,193,723.17	5.61	$249,184.39	5.910	70.49		738
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Single-family detached	922	$217,623,970.13	71.00	$236,034.67	6.045	71.68		726
Planned Unit Developments (deta	84	$22,244,346.42	7.26	$264,813.65	6.145	72.99		728
Condo Low-Rise (less than 5 stori	107	$20,742,316.02	6.77	$193,853.42	5.851	74.73		727
Two- to four- family units	90	$20,037,177.37	6.54	$222,635.30	6.681	74.44		712
Planned Unit Developments (attac	62	$19,841,469.29	6.47	$320,023.70	5.660	74.94		721
Townhouse	9	$1,801,271.79	0.59	$200,141.31	5.648	82.09		701
Condo Mid-Rise (5 to 8 stories)	3	$1,510,677.35	0.49	$503,559.12	5.071	59.98		703
Manufactured Home	13	$1,262,854.04	0.41	$97,142.62	6.885	76.67		698
Condo High-Rise (9 stories or moi	6	$455,076.28	0.15	$75,846.05	6.391	82.74		729
Co-op	4	$396,160.84	0.13	$99,040.21	5.552	61.36		753
Condotel	3	$350,794.89	0.11	$116,931.63	6.736	55.49		737
Condo Site	1	$255,754.64	0.08	$255,754.64	4.750	80.00		773
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Purchase	525	$124,041,684.70	40.47	$236,269.88	5.845	76.86		721
Equity Refinance	485	$105,126,593.95	34.30	$216,755.86	6.353	72.96		716
Rate/Term Refinance	285	$75,738,369.36	24.71	$265,748.66	5.970	64.42		743
Construction/Permanent	9	$1,615,221.05	0.53	$179,469.01	6.110	64.36		746
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Full Documentation	916	$234,932,217.88	76.64	$256,476.22	5.943	72.66		728
Reduced Documentation	388	$71,589,651.18	23.36	$184,509.41	6.410	71.49		714
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
1 Month ARM	22	$3,341,821.61	1.09	$151,900.98	5.594	73.27		727
6 Month ARM	27	$3,136,539.83	1.02	$116,168.14	5.867	72.80		730
6 Month ARM 5 yr IO	3	$1,257,003.43	0.41	$419,001.14	5.149	73.91		684
6 Month ARM 10 yr IO	24	$8,380,601.21	2.73	$349,191.72	5.314	66.05		722
1 Year ARM	80	$8,844,501.37	2.89	$110,556.27	5.972	74.16		721
2/1 ARM	2	$228,989.78	0.07	$114,494.89	5.771	66.74		743
2/28 ARM	201	$38,538,026.46	12.57	$191,731.47	7.064	81.44		688
2/28 ARM 2 yr IO	9	$2,543,028.24	0.83	$282,558.69	6.597	84.92		670
2/28 ARM 5 yr IO	25	$7,186,733.20	2.34	$287,469.33	6.394	81.42		688
3 Year ARM	4	$181,751.06	0.06	$45,437.77	6.367	72.34		721
3/1 ARM	79	$23,906,598.03	7.80	$302,615.16	5.608	69.25		743
3/1 ARM 3 yr IO	9	$3,384,050.05	1.10	$376,005.56	5.420	74.99		728
3/27 ARM	28	$4,514,954.60	1.47	$161,248.38	6.750	77.70		692
3/27 ARM 3yr IO	4	$559,856.98	0.18	$139,964.25	5.473	76.80		709
3/27 ARM 5yr IO	9	$2,043,103.34	0.67	$227,011.48	6.269	79.31		677
3/27 ARM 10 yr IO	2	$488,000.00	0.16	$244,000.00	5.662	80.67		751
4/1 ARM	1	$371,934.46	0.12	$371,934.46	5.000	79.93		801
5/1 ARM	131	$40,122,081.55	13.09	$306,275.43	5.806	72.36		727
5/1 ARM 4 yr IO	1	$124,299.44	0.04	$124,299.44	5.250	33.97		779
5/1 ARM 5 yr IO	37	$19,458,524.58	6.35	$525,906.07	5.261	73.22		732
5/1 ARM 7 yr IO	1	$45,358.20	0.01	$45,358.20	5.250	95.00		773
5/25 ARM	19	$4,164,554.01	1.36	$219,187.05	5.931	75.40		715
5/25 ARM 5yr IO	11	$3,372,499.14	1.10	$306,590.83	5.978	80.06		717
5/25 ARM 10 yr IO	4	$834,368.95	0.27	$208,592.24	5.899	77.99		726
6/1 ARM	1	$668,785.22	0.22	$668,785.22	4.375	80.00		689
7/1 ARM	24	$7,242,714.91	2.36	$301,779.79	5.512	69.40		721
7/1 ARM 7yr IO	8	$2,930,522.29	0.96	$366,315.29	5.532	60.29		741
7/23 ARM	31	$12,198,968.72	3.98	$393,515.12	4.744	69.92		765
7/23 ARM 7yr IO	42	$14,749,055.65	4.81	$351,167.99	4.962	72.66		762
10/1 ARM	3	$800,766.76	0.26	$266,922.25	5.525	78.29		708
10/1 ARM 10 yr IO	3	$1,286,803.22	0.42	$428,934.41	5.928	81.52		675
10/20 ARM 10 yr IO	2	$157,114.99	0.05	$78,557.50	5.832	73.80		782
15/15 ARM	1	$495,299.93	0.16	$495,299.93	7.400	83.33		687
Balloon	3	$169,345.89	0.06	$56,448.63	10.102	83.77		721
10 Year Fixed	5	$425,381.48	0.14	$85,076.30	5.726	47.28		773
15 Year Fixed	125	$25,413,689.42	8.29	$203,309.52	6.366	57.93		753
20 Year Fixed	21	$3,048,758.00	0.99	$145,178.95	6.810	75.02		716
25 Year Fixed	11	$1,508,574.13	0.49	$137,143.10	6.423	75.07		704
30 Year Fixed	290	$58,279,068.10	19.01	$200,962.30	6.580	72.00		721
30 Year Fixed 5 yr IO	1	$117,840.83	0.04	$117,840.83	5.500	19.03		756
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
California	276	$84,454,939.00	27.55	$305,996.16	5.846	69.40		726
Virginia	87	$28,639,778.79	9.34	$329,192.86	5.205	71.60		755
Florida	133	$26,903,272.85	8.78	$202,280.25	6.088	74.12		718
Other	808	$166,523,878.42	54.33	$206,093.91	6.296	73.76		720
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Prepay Penalty for Mortgage Loans

Prepay Penalty	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
Has Prepay Penalty	342	$62,669,842.07	20.45	$183,245.15	6.732	78.10		699
None	962	$243,852,026.99	79.55	$253,484.44	5.877	70.92		731
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Prepay Term for Mortgage Loans

Prepay Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
No Penalty	962	$243,852,026.99	79.55	$253,484.44	5.877	70.92		731
6	1	$63,506.29	0.02	$63,506.29	9.110	85.00		656
12	28	$5,303,137.60	1.73	$189,397.77	6.928	74.43		703
24	90	$20,121,431.20	6.56	$223,571.46	6.686	79.75		686
30	2	$244,503.70	0.08	$122,251.85	8.003	81.85		661
36	195	$33,559,703.55	10.95	$172,101.04	6.654	79.33		702
60	26	$3,377,559.73	1.10	$129,906.14	7.333	61.26		742
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date	AVG CURRENT BALANCE	WA GROSS CPN	WA COMBLTV	GWAC	WA FICO
640-659	196	$37,317,666.90	12.17	$190,396.26	6.610	78.59		651
660-679	165	$31,942,355.37	10.42	$193,590.03	6.426	75.37		670
680-699	178	$40,652,565.95	13.26	$228,385.20	6.204	75.28		690
700-719	160	$36,546,468.48	11.92	$228,415.43	6.053	73.56		708
720-739	131	$40,697,675.43	13.28	$310,669.28	5.956	73.00		730
740-759	132	$32,016,105.08	10.44	$242,546.25	5.850	71.73		749
760-779	129	$31,250,040.02	10.20	$242,248.37	5.822	69.26		769
780-799	116	$30,625,100.67	9.99	$264,009.49	5.756	68.01		789
800 - 819	92	$24,701,827.70	8.06	$268,498.13	5.534	63.05		806
820 - 839	5	$772,063.46	0.25	$154,412.69	6.545	34.93		824
Total:	1,304	$306,521,869.06	100.00	$235,062.78	6.052	72.39		724

ABS New Transaction

Computational Materials

$[303,147,000]
(Approximate Offered Certificates)
Mortgage Loan Asset-Backed Pass-Through Certificates,
RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about September 30, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[185,361,000] senior/subordinate ABS overcollateralization structure
	Group II	$303,147,000 senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch

September 27, 2005

(Part I of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

Months to Next Rate Adjustment	Number of Group II IO Loans	Principal Balance	Percentage of Group II IO Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Average Reset Months
Fixed Rate	1	$117,841	0.17%	$117,841	756	19.03%	0
1-6	30	$9,912,123	14.38%	$330,404	717	67.35%	4
6-12	13	$2,273,100	3.30%	$174,854	709	76.10%	9
13 - 18	27	$7,751,140	11.25%	$287,079	692	82.94%	16
19 - 24	13	$3,876,181	5.62%	$298,168	710	76.30%	21
25 - 30	15	$4,279,613	6.21%	$285,308	706	78.90%	27
31 - 36	1	$193,800	0.28%	$193,800	714	73.81%	32
37 - 42	2	$1,519,865	2.21%	$759,932	783	74.87%	41
43 - 48	11	$3,969,533	5.76%	$360,867	759	66.81%	45
49 - 54	32	$15,847,283	22.99%	$495,228	714	75.34%	52
55 - 60	5	$1,125,074	1.63%	$225,015	752	85.69%	55
61 - 66	9	$3,722,002	5.40%	$413,556	788	70.33%	66
67 - 72	29	$12,039,922	17.47%	$415,170	748	72.42%	68
73 - 78	3	$1,022,172	1.48%	$340,724	771	44.66%	76
85 - 90	1	$92,132	0.13%	$92,132	782	93.34%	90
103 - 108	1	$64,983	0.09%	$64,983	781	46.10%	106
109 - 114	2	$1,112,000	1.61%	$556,000	677	78.62%	111
Total:	**195**	**$68,918,764**	**100.00%**	**$353,430**	**726**	**73.73%**	**41**

Original Interest Only Period	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	IO Term
24	9	$2,543,028	3.69%	$282,559	670	84.92%	24
36	13	$3,943,907	5.72%	$303,377	726	75.25%	36
48	1	$124,299	0.18%	$124,299	779	33.97%	48
60	86	$33,435,705	48.51%	$388,787	716	75.88%	60
72	1	$45,358	0.07%	$45,358	773	95.00%	72
84	50	$17,679,578	25.65%	$353,592	759	70.61%	84
120	35	$11,146,888	16.17%	$318,483	719	69.48%	120
Total:	**195**	**$68,918,764**	**100.00%**	**$353,430**	**726**	**73.73%**	**73**

ABS New Transaction

Computational Materials

$[303,147,000]
(Approximate Offered Certificates)
Mortgage Loan Asset-Backed Pass-Through Certificates,
RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about September 30, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[185,361,000] senior/subordinate ABS overcollateralization structure
	Group II	$303,147,000 senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch

September 27, 2005

(Part I of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

Has Silent Second	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average Original CLTV
No	1,207	$285,377,398	93.10%	$236,435	726	72.07%	72.07%
Yes	97	$21,144,471	6.90%	$217,984	699	76.68%	92.84%
Total:	**1,304**	**$306,521,869**	**100.00%**	**$235,063**	**724**	**72.39%**	**73.50%**

ABS New Transaction

Computational Materials

$[303,147,000]
(Approximate Offered Certificates)
Mortgage Loan Asset-Backed Pass-Through Certificates,
RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about September 30, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[185,361,000] senior/subordinate ABS overcollateralization structure
	Group II	$303,147,000 senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch

September 27, 2005

(Part I of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

Property State	Number of Group II Loans	Principal Balance	Percentage of Group II Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV
Alabama	7	$1,693,866	0.55%	$241,981	722	77.53%
Alaska	3	$535,077	0.17%	$178,359	669	79.56%
Arizona	30	$5,911,768	1.93%	$197,059	714	79.21%
Arkansas	4	$1,221,485	0.40%	$305,371	723	80.00%
California-Northern	114	$36,922,782	12.05%	$323,884	730	66.81%
California-Southern	162	$47,532,157	15.51%	$293,408	723	71.41%
Colorado	26	$6,941,005	2.26%	$266,962	737	74.76%
Connecticut	16	$3,676,218	1.20%	$229,764	750	68.75%
Delaware	2	$198,727	0.06%	$99,364	655	72.45%
District of Columbia	13	$5,242,139	1.71%	$403,241	706	68.89%
Florida	133	$26,903,273	8.78%	$202,280	718	74.12%
Georgia	21	$3,767,324	1.23%	$179,396	717	76.73%
Hawaii	7	$1,499,633	0.49%	$214,233	724	71.32%
Idaho	7	$1,307,782	0.43%	$186,826	733	75.95%
Illinois	39	$10,660,042	3.48%	$273,334	738	69.90%
Indiana	18	$2,683,978	0.88%	$149,110	703	71.95%
Iowa	3	$497,129	0.16%	$165,710	720	75.25%
Kansas	7	$1,406,512	0.46%	$200,930	734	71.97%
Kentucky	7	$995,265	0.32%	$142,181	673	78.55%
Louisiana	1	$121,280	0.04%	$121,280	766	51.42%
Maine	9	$1,330,927	0.43%	$147,881	704	80.58%
Maryland	43	$11,519,376	3.76%	$267,892	724	73.48%
Massachusetts	30	$7,328,141	2.39%	$244,271	709	74.54%
Michigan	45	$5,713,665	1.86%	$126,970	711	75.80%
Minnesota	11	$3,158,467	1.03%	$287,133	705	79.72%
Missouri	16	$2,212,120	0.72%	$138,258	718	79.22%
Montana	2	$601,583	0.20%	$300,792	753	56.18%
Nebraska	4	$622,481	0.20%	$155,620	759	76.22%
Nevada	26	$6,869,807	2.24%	$264,223	709	72.23%
New Hampshire	6	$688,408	0.22%	$114,735	707	69.07%
New Jersey	50	$11,167,953	3.64%	$223,359	722	70.16%
New Mexico	6	$1,040,809	0.34%	$173,468	741	47.78%
New York	74	$15,425,203	5.03%	$208,449	714	74.85%
North Carolina	21	$4,869,021	1.59%	$231,858	739	73.05%
Ohio	33	$3,976,595	1.30%	$120,503	711	83.24%
Oklahoma	7	$701,534	0.23%	$100,219	705	81.78%
Oregon	10	$1,793,704	0.59%	$179,370	726	69.77%
Pennsylvania	33	$5,741,431	1.87%	$173,983	705	72.05%
Rhode Island	5	$806,993	0.26%	$161,399	658	76.65%
South Carolina	21	$5,526,320	1.80%	$263,158	745	69.89%
South Dakota	2	$189,844	0.06%	$94,922	725	88.53%
Tennessee	14	$1,796,231	0.59%	$128,302	710	73.85%
Texas	75	$13,117,929	4.28%	$174,906	721	73.95%
Utah	21	$5,031,861	1.64%	$239,612	712	77.83%
Virginia	87	$28,639,779	9.34%	$329,193	755	71.60%
Washington	23	$5,268,011	1.72%	$229,044	714	74.91%
Wisconsin	8	$1,434,377	0.47%	$179,297	710	77.83%
Wyoming	2	$231,856	0.08%	$115,928	720	75.04%
Total:	**1,304**	**$306,521,869**	**100.00%**	**$235,063**	**724**	**72.39%**

PLEASE DO NOT ALTER THIS PAGE. IT IS CUT DIRECTLY INTO A MODEL.

LTV :	Fixed $	2/28 $	3/27 $	5/25 $	Other
Below 70	44,396,274	5,596,298	11,953,975	17,892,970	23,210,313
70.01 to 75	9,110,711	4,126,529	5,534,708	14,330,288	9,034,925
75.01 to 80	20,695,017	15,867,544	14,083,025	28,739,970	28,003,316
80.01 to 85	3,054,084	4,918,169	1,530,281	1,902,304	636,272
85.01 to 90	6,866,852	15,381,361	1,046,723	3,523,992	2,728,844
90.01 to 95	1,539,835	1,888,446	517,104	1,788,663	649,368
95.01 to 100	2,293,811	585,214	230,747	315,433	1,169,212
100.01 plus	1,006,074	133,216	0	0	240,000

FICO	Fixed $	2/28 $	3/27 $	5/25 $	Other
below 549					
550 to 574					
575 to 599					
600 to 624					
625 to 649	2,453,257	5,312,210	1,544,468	2,154,160	1,528,180
650 to 674	12,016,325	17,475,689	3,872,554	7,802,362	7,399,406
675 to 699	12,859,583	10,615,759	5,833,581	11,202,181	7,842,873
700 plus	61,633,492	15,093,121	23,645,960	47,334,917	48,901,791

Property Type:	Fixed $	2/28 $	3/27 $	5/25 $	Other
Single-Family Detached	67,058,374	34,922,249	21,075,731	42,590,043	51,977,573
PUD	9,959,090	2,441,308	6,705,526	15,895,041	7,084,850
Condo	3,486,856	2,451,689	4,514,333	8,186,031	4,324,915
3+ Family Det.	3,145,739	2,410,598	1,331,746	116,426	1,090,894
Manufactured House	788,559	474,295	0	0	0
Other	4,524,039	5,796,639	1,269,227	1,706,079	1,194,017

Purpose:	Fixed $	2/28 $	3/27 $	5/25 $	Other
Purchase	28,006,494	15,748,473	15,675,072	34,399,425	30,212,221
Refinance rate/term	29,172,706	2,200,915	9,276,249	17,480,111	17,608,389

MH Stratification:	
Total Balance	1,262,854
% Pool Balance	0.41%
Ave. FICO	698
Ave. LTV	76.67
% Full Docs	85%

Silent Seconds Stratification:	
Total Balance	21,144,471
% Pool Balance	6.9%
Ave. FICO	699
Ave. LTV	76.68
% Full Docs	68.67%

Second Lien Stratification:	
Total Balance	0
% Pool Balance	0.00
Ave. FICO	0
Ave. LTV	0
% Full Docs	0.00%

LTV Above 90 Stratification:	
Total Balance	12,357,123
% Pool Balance	4.03
Ave. FICO	706
Ave. LTV	97.23
% Full Docs	75.72%

Cash Out Refi (COF) Below 70 LTV	14,137,482	4,985,092	5,450,074	5,442,431	8,028,682
COF with LTV 70.01 to 75	3,198,442	2,898,789	3,226,865	6,734,018	3,317,210
COF with LTV 75.01 to 80	6,526,277	5,572,173	803,535	2,454,911	4,471,074
COF with LTV 80.01 to 85	1,990,403	3,009,609	0	767,015	535,511
COF with LTV 85.01 to 90	4,029,850	12,170,176	464,768	825,925	425,475
COF with LTV 90.01 to 95	117,831	1,576,654	0	0	68,891
COF with LTV 95.01 to 100	205,106	0	0	0	602,000
COF with LTV 100.01 plus	717,110	133,216	0	0	240,000
Other	860,957	201,681	0	389,785	162,799
Occupancy Status:					
Owner Occupied	69,028,447	43,696,904	30,011,600	56,020,233	60,302,072
2nd Home	7,611,297	781,449	1,858,441	4,719,537	2,223,000
Investment	12,322,914	4,018,425	3,026,522	7,753,850	3,147,179
Other					
Loan Balance					
Below 50,000	1,283,902	78,719	186,769	95,092	1,178,166
50,000.01 to 100,000	8,788,401	4,424,921	1,592,743	1,470,946	4,452,298
100,000.01 to 150,000	11,458,172	6,192,544	1,600,218	3,298,678	3,352,816
150,000.01 to 200,000	9,421,222	6,244,087	2,779,937	4,266,922	3,852,367
200,000.01 to 400,000	29,656,531	19,390,177	14,632,308	23,760,434	22,952,091
400,000.01 to 500,000	14,116,285	3,938,650	7,190,618	12,511,337	11,813,828
500,000.01 to 600,000	3,738,081	5,899,058	2,702,295	7,060,095	5,910,857
600,000.01 to 1,000,000	10,500,063	2,328,621	4,211,673	8,439,349	9,760,619
1,000,000.01 and above	0	0	0	7,590,768	2,399,208
Loan Term					
>30 Years	195,385	0	0	0	1,265,315
30 Years	59,710,098	48,277,663	34,841,965	68,493,620	64,255,789
20 Years	3,048,758	219,115	54,598	0	60,336
15 Years	26,008,417	0	0	0	90,811
Other					
Documentation Type					
Full Documentation	66,912,798	30,125,958	25,808,106	56,703,535	55,381,821

Limited Documentation	22,049,860	18,370,820	9,088,457	11,790,086	10,290,429
Stated Docs with LTV below 70					
Stated Docs with LTV 70.01 to 75					
Stated Docs with LTV 75.01 to 80					
Stated Docs with LTV 80.01 to 85					
Stated Docs with LTV 85.01 to 90					
Stated Docs with LTV 90.01 to 95					
Stated Docs with LTV 95.01 to 100					
Stated Docs with LTV above 100.01					
Other					

Lien Status					
1st Lien	88,962,658	48,496,778	34,896,563	68,493,620	65,672,250
Second Liens with LTV below 85					
Second Liens with LTV 85.01 to 90					
Second Liens with LTV 90.01 to 95					
Second Liens with LTV 95.01 to 100					
Second Liens with LTV above 100.01					

Interest Only					
Dollar of Mortgage Type	117,841	9,729,761	6,475,010	23,835,050	28,761,101
Ave. FICO	756	683	712	730	741
Ave. LTV	19.03	82.34	76.94	74.19	69.93
% Stated Docs	0	0	0	0	0
% Full Docs	100	51.13	68.34	88.92	85.69

ABS New Transaction

Computational Materials

$[181,857,000] (approximate)
Mortgage Asset-Backed Pass-Through Certificates,
RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about October 5, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[183,693,000] senior/subordinate ABS overcollateralization structure
	Group II	$[303,147,000] senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch (Group II only)

October 3, 2005

(Part II of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

	aggregate pool	IO
gross WAC	7.303%	5.840%
wtd avg FICO	619	629
FICO < 600	34.1%	27.4%
FICO 600-650	51.0%	49.1%
wtd avg CLTV	79.23%	79.86%
CLTV = 80	19.18%	39.34%
CLTV > 80.01	40.96%	21.47%
LTV 95.01 -100	6.92%	1.24%
Full Doc (%)	66.90%	64.90%
Stated Doc (%)	0.00%	0.00%
purch (%)	31.26%	52.75%
CO refi (%)	56.71%	42.39%
Own Occ (%)	91.75%	99.32%
Prepay Penalty (%)	41.81%	48.97%
DTI (%)	39.80%	38.62%
ARM ? (%)	72.48%	100.00%
2/28 (%)	47.14%	39.73%
3/27 (%)	9.46%	14.98%
1st Lien (%)	96.81%	100.00%
Avg Loan Balance	151,692	310,829
# of Loans	1,211	56
Loan Bal < $100k	16.68%	1.22%
Mtg Rates > 12%	0.75%	0.00%
Manuf Housing (%)	0.66%	0.00%
largest state	CA(20.81%)	CA(41.79%)
silent 2nd (%)	9.36%	21.85%
IO loans (%)	9.48%	100.00%
5yr IO	5.79%	61.16%
2 yr IO	0.34%	3.56%
IO: FICO	629	629
IO LTV	79.86%	79.86%
IO DTI	38.62%	38.62%
IO full doc	64.90%	64.90%
IO: purch	52.75%	52.75%

ABS New Transaction

Computational Materials

$[181,857,000] (approximate)
Mortgage Asset-Backed Pass-Through Certificates,
RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about October 5, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[183,693,000] senior/subordinate ABS overcollateralization structure
	Group II	$[303,147,000] senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch (Group II only)

October 3, 2005

(Part II of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

FICO & Documentation

FICO Score	Full Doc	Limited Doc	Stated Doc	All Docs	WAC	Avg Prin Bal	Current LTV
(50 increment)							
Not Available	0.07%	0.00%	0.05%	0.13%	9.174%	57,541.88	58.96%
451 to 500	0.02%	0.00%	0.00%	0.02%	7.250%	32,193.43	89.43%
501 to 550	3.28%	0.00%	0.91%	4.19%	7.349%	135,042.37	75.21%
551 to 600	19.84%	0.00%	12.09%	31.93%	7.583%	152,738.98	75.76%
601 to 650	33.81%	0.00%	15.39%	49.20%	7.216%	170,848.20	77.02%
651 to 700	4.58%	0.00%	2.56%	7.15%	7.119%	116,168.42	80.83%
701 to 750	2.55%	0.00%	1.35%	3.90%	7.357%	110,237.92	87.99%
751 to 800	2.59%	0.00%	0.63%	3.22%	6.044%	140,816.37	72.34%
801 to 850	0.15%	0.00%	0.13%	0.27%	7.525%	31,391.54	69.17%
Total	66.90%	0.00%	33.10%	100.00%	7.303%	151,692.23	77.05%

LTV & FICO

Current LTV	FICO NA	FICO <500	501-550	551-600	601-650	651-700	701-750	751-800	801-850	total	Avg Prin Bal	WAC	Gross Margin	Limited Doc	Stated Doc
(10 increment)															
0.01 to 10.00	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%	0.00%	0.01%	20,812.96	5.250	-	-	-
10.01 to 20.00	0.00%	0.00%	0.00%	0.00%	0.07%	0.01%	0.00%	0.00%	0.01%	0.10%	44,170.59	7.368	5.459	-	-
20.01 to 30.00	0.00%	0.00%	0.06%	0.11%	0.05%	0.00%	0.01%	0.01%	0.00%	0.24%	55,602.72	7.186	2.350	53.23	-
30.01 to 40.00	0.00%	0.00%	0.00%	0.40%	0.61%	0.00%	0.01%	0.57%	0.00%	1.59%	209,063.70	6.192	3.876	32.46	-
40.01 to 50.00	0.01%	0.00%	0.00%	0.79%	1.80%	0.00%	0.01%	0.00%	0.02%	2.63%	161,106.94	7.017	4.286	28.63	-
50.01 to 60.00	0.00%	0.00%	0.21%	1.96%	2.08%	0.68%	0.01%	0.00%	0.00%	4.93%	159,033.17	7.387	5.494	35.86	-
60.01 to 70.00	0.00%	0.00%	0.70%	3.16%	6.51%	0.74%	0.06%	0.42%	0.04%	11.62%	172,212.92	6.890	4.498	40.75	-
70.01 to 80.00	0.05%	0.00%	1.99%	14.23%	18.08%	1.72%	0.86%	0.91%	0.07%	37.90%	164,222.11	7.151	5.071	37.32	-
80.01 to 90.00	0.06%	0.02%	0.78%	8.91%	14.89%	1.31%	0.61%	0.63%	0.04%	27.25%	157,432.30	7.608	5.659	27.27	-
90.01 to 100.00	0.00%	0.00%	0.28%	2.01%	4.61%	2.53%	2.07%	0.54%	0.09%	12.11%	107,503.39	7.493	4.883	25.40	-
100.00 to 110.00	0.00%	0.00%	0.00%	0.27%	0.27%	0.16%	0.21%	0.06%	0.00%	0.97%	111,096.31	8.577	6.423	55.92	-
110.00 to 120.00	0.00%	0.00%	0.00%	0.00%	0.22%	0.00%	0.00%	0.00%	0.00%	0.22%	135,271.04	8.559	6.390	-	-
120.00 to 130.00	0.00%	0.00%	0.00%	0.10%	0.00%	0.00%	0.05%	0.07%	0.00%	0.23%	105,837.92	7.591	6.500	-	-
130.00 to 140.00	0.00%	0.00%	0.18%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.18%	324,021.19	10.250	6.990	-	-
Total	0.13%	0.02%	4.19%	31.93%	49.20%	7.15%	3.90%	3.22%	0.27%	100.00%	151,692.23	7.303	5.170	33.10	-

Prin Balance & FICO

Prin Balance	FICO NA	FICO <500	501-550	551-600	601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	Limited Doc	Stated Doc
(50,000 increments)															
1 to 50,000	0.03%	0.02%	0.24%	0.82%	1.40%	0.84%	0.47%	0.37%	0.23%	4.43%	71.37%	9.188	4.782	30.61	-
50,001 to 100,000	0.03%	0.00%	0.73%	4.39%	5.60%	0.88%	0.44%	0.12%	0.04%	12.24%	78.59%	8.328	5.682	26.09	-
100,001 to 150,000	0.06%	0.00%	0.53%	5.59%	6.04%	0.95%	0.47%	0.27%	0.00%	13.91%	79.17%	7.786	5.792	34.78	-
150,001 to 200,000	0.00%	0.00%	0.95%	3.95%	5.95%	0.38%	0.48%	0.19%	0.00%	11.90%	79.81%	7.317	5.541	28.97	-
200,001 to 250,000	0.00%	0.00%	0.24%	4.71%	5.00%	0.39%	0.51%	0.12%	0.00%	10.98%	77.66%	7.173	5.640	36.89	-
250,001 to 300,000	0.00%	0.00%	0.15%	2.70%	5.10%	0.92%	0.31%	0.00%	0.00%	9.18%	77.39%	6.948	5.426	38.24	-
300,001 to 350,000	0.00%	0.00%	0.68%	2.98%	3.00%	0.17%	0.18%	0.52%	0.00%	7.54%	79.83%	6.911	4.988	36.67	-
350,001 to 400,000	0.00%	0.00%	0.41%	2.05%	4.07%	0.20%	0.20%	0.20%	0.00%	7.13%	76.65%	7.122	4.728	31.60	-
400,001 to 450,000	0.00%	0.00%	0.00%	1.17%	3.26%	0.48%	0.00%	0.00%	0.00%	4.91%	76.09%	6.816	5.221	43.05	-
450,001 to 500,000	0.00%	0.00%	0.25%	1.03%	1.54%	0.27%	0.53%	0.27%	0.00%	3.89%	83.07%	7.207	5.894	26.52	-
500,001 to 550,000	0.00%	0.00%	0.00%	1.10%	2.00%	0.00%	0.00%	0.29%	0.00%	3.39%	73.77%	6.026	3.329	41.84	-
550,001 to 600,000	0.00%	0.00%	0.00%	0.64%	1.94%	0.32%	0.30%	0.33%	0.00%	3.53%	71.00%	6.419	3.880	18.50	-
600,001 to 650,000	0.00%	0.00%	0.00%	0.33%	1.02%	0.35%	0.00%	0.00%	0.00%	1.69%	72.13%	7.113	5.353	41.35	-
650,001 to 700,000	0.00%	0.00%	0.00%	0.00%	0.73%	0.00%	0.00%	0.00%	0.00%	0.73%	72.03%	5.548	4.035	51.04	-
700,001 to 750,000	0.00%	0.00%	0.00%	0.00%	0.39%	0.00%	0.00%	0.00%	0.00%	0.39%	79.98%	5.000	2.250	-	-
750,001 to 800,000	0.00%	0.00%	0.00%	0.45%	0.46%	0.00%	0.00%	0.00%	0.00%	0.91%	77.75%	6.423	4.358	100.00	-
800,001 to 850,000	0.00%	0.00%	0.00%	0.00%	0.00%	1.00%	0.00%	0.00%	0.00%	1.00%	70.28%	6.000	2.500	50.02	-
850,001 to 900,000	0.00%	0.00%	0.00%	0.00%	1.08%	0.00%	0.00%	0.53%	0.00%	1.61%	55.79%	5.504	2.250	-	-
900,001 to 950,000	0.00%	0.00%	0.00%	0.00%	0.65%	0.00%	0.00%	0.00%	0.00%	0.65%	48.00%	5.500	2.250	-	-
Total	0.13%	0.02%	4.19%	31.93%	49.20%	7.15%	3.90%	3.22%	0.27%	100.00%	77.05%	7.303	5.170	33.10	-

Prepayment Penalty & FICO

Prepayment Penalty Term	FICO NA	<=500	501-550	551-600	601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	Avg Prin Bal	Limited Doc	Stated Doc
(whatever increments)																
0	0.13%	0.02%	2.95%	16.18%	28.46%	4.92%	2.53%	2.78%	0.22%	58.19%	75.35%	7.0632	4.4189	156,058.33	30.43	-
12	0.00%	0.00%	0.03%	0.50%	1.16%	0.41%	0.35%	0.02%	0.00%	2.46%	74.19%	7.5862	6.1710	167,141.27	42.56	-
18	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%	0.00%	0.00%	0.00%	0.01%	15.05%	18.3750	-	19,559.98	-	-
24	0.00%	0.00%	0.59%	6.71%	7.49%	0.63%	0.76%	0.03%	0.00%	16.21%	81.14%	7.3736	6.1145	173,126.97	48.45	-
30	0.00%	0.00%	0.00%	0.09%	0.09%	0.00%	0.00%	0.00%	0.00%	0.17%	70.63%	8.9086	6.2447	160,499.02	100.00	-
36	0.00%	0.00%	0.29%	7.81%	10.88%	0.98%	0.18%	0.34%	0.03%	20.51%	79.56%	7.6579	6.0435	146,025.08	28.48	-
60	0.00%	0.00%	0.33%	0.64%	1.13%	0.19%	0.08%	0.05%	0.02%	2.45%	73.03%	9.1099	5.1094	68,085.62	19.72	-
Total	0.13%	0.02%	4.19%	31.93%	49.20%	7.15%	3.90%	3.22%	0.27%	100.00%	77.05%	7.3028	5.1696	151,692.23	33.10	-

Mortg Rates & FICO																
Mortg Rates	FICO NA	FICO <=500	501-550	551-600	601-650	651-700	701-750	751-800	801-850	total	Current LTV	WAC	Gross Margin	Avg Prin Bal	Limited Doc	Stated Doc
(50 bps increment)																
0.501 to 1.000	0.00%	0.00%	0.00%	0.02%	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	43.88%	1	0	37914.93	-	-
3.501 to 4.000	0.00%	0.00%	0.00%	0.10%	0.00%	0.00%	0.00%	0.00%	0.00%	0.10%	0.7845	3.938	2	180051.72	100.00	-
4.001 to 4.500	0.00%	0.00%	0.03%	0.06%	0.28%	0.00%	0.00%	0.00%	0.00%	0.37%	64.25%	4.448	2.3788	168,183.17	-	-
4.501 to 5.000	0.00%	0.00%	0.00%	0.69%	2.37%	0.22%	0.00%	1.06%	0.01%	4.34%	72.28%	4.805	2.3883	284,614.37	26.71	-
5.001 to 5.500	0.00%	0.00%	0.33%	2.03%	4.05%	0.50%	0.00%	0.01%	0.02%	6.94%	71.26%	5.375	2.8201	296,367.02	27.37	-
5.501 to 6.000	0.00%	0.00%	0.60%	2.44%	5.84%	1.44%	0.45%	1.03%	0.07%	11.86%	74.33%	5.847	4.1170	211,471.41	29.64	-
6.001 to 6.500	0.00%	0.00%	0.87%	3.43%	6.71%	0.97%	1.08%	0.46%	0.03%	13.57%	76.82%	6.294	4.1002	201,020.43	28.07	-
6.501 to 7.000	0.05%	0.00%	0.23%	4.26%	5.95%	1.92%	0.85%	0.04%	0.00%	13.30%	79.04%	6.835	5.4650	189,427.74	39.20	-
7.001 to 7.500	0.00%	0.02%	0.47%	3.57%	5.14%	0.28%	0.29%	0.18%	0.02%	9.96%	78.56%	7.329	6.1856	196,816.70	29.73	-
7.501 to 8.000	0.00%	0.00%	0.48%	4.28%	6.38%	0.34%	0.24%	0.04%	0.00%	11.76%	78.49%	7.799	6.1170	142,080.92	36.91	-
8.001 to 8.500	0.00%	0.00%	0.32%	2.69%	3.44%	0.26%	0.31%	0.16%	0.02%	7.20%	75.89%	8.293	6.3313	125,949.87	26.68	-
8.501 to 9.000	0.00%	0.00%	0.22%	2.77%	3.04%	0.28%	0.09%	0.03%	0.04%	6.46%	76.48%	8.801	6.4724	121,115.66	32.44	-
9.001 to 9.500	0.00%	0.00%	0.05%	2.13%	2.04%	0.17%	0.24%	0.04%	0.05%	4.71%	78.94%	9.265	6.4224	117,005.88	53.29	-
9.501 to 10.000	0.00%	0.00%	0.22%	1.79%	1.58%	0.21%	0.04%	0.06%	0.00%	3.91%	79.89%	9.789	6.3259	82,458.73	28.32	-
10.001 to 10.500	0.01%	0.00%	0.19%	0.50%	0.59%	0.17%	0.06%	0.00%	0.00%	1.53%	83.65%	10.291	6.4240	78,045.59	45.93	-
10.501 to 11.000	0.06%	0.00%	0.11%	0.45%	0.89%	0.14%	0.09%	0.08%	0.00%	1.82%	81.69%	10.775	6.5296	65,507.02	37.47	-
11.001 to 11.500	0.00%	0.00%	0.00%	0.31%	0.49%	0.04%	0.16%	0.00%	0.00%	0.98%	87.30%	11.373	7.0367	72,363.33	47.83	-
11.501 to 12.000	0.00%	0.00%	0.06%	0.06%	0.15%	0.15%	0.00%	0.00%	0.00%	0.43%	90.49%	11.851	6.2500	46,644.58	46.74	-
12.001 to 12.500	0.00%	0.00%	0.01%	0.10%	0.15%	0.04%	0.01%	0.00%	0.00%	0.31%	83.83%	12.348	9.0000	35,654.78	53.02	-
12.501 to 13.000	0.00%	0.00%	0.02%	0.14%	0.07%	0.01%	0.00%	0.00%	0.00%	0.23%	87.06%	12.700	6.3826	47,250.81	46.22	-
13.001 to 13.500	0.00%	0.00%	0.00%	0.07%	0.05%	0.00%	0.00%	0.00%	0.01%	0.13%	62.77%	13.409	7.5651	29,861.98	72.13	-
13.501 to 14.000	0.00%	0.00%	0.00%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%	60.60%	13.877	-	30,018.47	94.57	-
14.501 to 15.000	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	6.64%	14.990	-	4,182.91	-	-
15.001 to 15.500	0.00%	0.00%	0.00%	0.01%	0.01%	0.00%	0.00%	0.00%	0.00%	0.01%	81.16%	15.253	-	11,849.31	53.21	-
18.001 to 18.500	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%	0.00%	0.00%	0.00%	0.01%	15.05%	18.375	-	19,559.98	-	-
Total:	0.13%	0.02%	4.19%	31.93%	49.20%	7.15%	3.90%	3.22%	0.27%	100.00%	77.05%	7.30281	5.1696	151,692.23	33.10	-

Mortg Rates & LTV																				
Mortg Rates	LTV 0-10	LTV 11-20	21-30	31-40	41-50	51-60	61-70	71-80	81-90	91-100	101-110	111-120	121-130	131-140	total	avg FICO	Gross Margin	Avg Prin Bal	Limited Doc	Stated Doc
(50 bps increment)																				
0.501 to 1.000	0.00%	0.00%	0.00%	0.00%	0.02%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	569.00	-	37,914.93	-	-
3.501 to 4.000	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.10%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.10%	600.00	2.000	180,051.72	100.00	-
4.001 to 4.500	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	0.23%	0.03%	0.00%	0.05%	0.00%	0.00%	0.00%	0.00%	0.37%	607.74	2.379	168,183.17	-	-
4.501 to 5.000	0.00%	0.00%	0.00%	0.57%	0.00%	0.05%	0.50%	1.98%	0.32%	0.93%	0.00%	0.00%	0.00%	0.00%	4.34%	653.71	2.388	284,614.37	26.71	-
5.001 to 5.500	0.01%	0.00%	0.00%	0.14%	0.67%	0.14%	1.65%	3.21%	0.87%	0.25%	0.00%	0.00%	0.00%	0.00%	6.94%	612.98	2.820	296,367.02	27.37	-
5.501 to 6.000	0.00%	0.07%	0.05%	0.21%	0.54%	0.43%	1.95%	4.58%	2.03%	1.93%	0.08%	0.00%	0.00%	0.00%	11.86%	633.13	4.117	211,471.41	29.64	-
6.001 to 6.500	0.00%	0.01%	0.09%	0.13%	0.22%	0.93%	1.80%	5.02%	3.62%	1.61%	0.10%	0.00%	0.04%	0.00%	13.57%	625.24	4.100	201,020.43	28.07	-
6.501 to 7.000	0.00%	0.00%	0.00%	0.05%	0.10%	0.96%	0.90%	5.57%	3.86%	1.82%	0.04%	0.00%	0.00%	0.00%	13.30%	623.96	5.465	189,427.74	39.20	-
7.001 to 7.500	0.00%	0.00%	0.00%	0.10%	0.00%	0.42%	1.44%	3.63%	2.93%	1.31%	0.06%	0.00%	0.07%	0.00%	9.96%	610.15	6.186	196,816.70	29.73	-
7.501 to 8.000	0.00%	0.00%	0.07%	0.03%	0.22%	0.50%	0.51%	4.69%	4.86%	0.69%	0.06%	0.07%	0.05%	0.00%	11.76%	608.63	6.117	142,080.92	36.91	-
8.001 to 8.500	0.00%	0.00%	0.01%	0.00%	0.33%	0.46%	0.96%	2.08%	2.64%	0.67%	0.05%	0.00%	0.00%	0.00%	7.20%	611.50	6.331	125,949.87	26.68	-
8.501 to 9.000	0.00%	0.00%	0.00%	0.33%	0.19%	0.46%	0.64%	2.05%	1.79%	0.47%	0.32%	0.15%	0.06%	0.00%	6.46%	605.51	6.472	121,115.66	32.44	-
9.001 to 9.500	0.00%	0.00%	0.00%	0.02%	0.19%	0.05%	0.28%	2.18%	1.69%	0.22%	0.07%	0.00%	0.00%	0.00%	4.71%	608.24	6.422	117,005.88	53.29	-
9.501 to 10.000	0.00%	0.00%	0.00%	0.00%	0.03%	0.32%	0.09%	1.46%	1.52%	0.47%	0.01%	0.00%	0.00%	0.00%	3.91%	604.93	6.326	82,458.73	28.32	-
10.001 to 10.500	0.00%	0.00%	0.00%	0.00%	0.08%	0.10%	0.08%	0.48%	0.36%	0.22%	0.04%	0.00%	0.00%	0.18%	1.53%	608.31	6.424	78,045.59	45.93	-
10.501 to 11.000	0.00%	0.00%	0.00%	0.00%	0.01%	0.05%	0.17%	0.61%	0.46%	0.51%	0.02%	0.00%	0.00%	0.00%	1.82%	622.03	6.530	65,507.02	37.47	-
11.001 to 11.500	0.00%	0.00%	0.00%	0.00%	0.02%	0.00%	0.22%	0.08%	0.15%	0.48%	0.04%	0.00%	0.00%	0.00%	0.98%	625.78	7.037	72,363.33	47.83	-
11.501 to 12.000	0.00%	0.00%	0.01%	0.00%	0.00%	0.00%	0.00%	0.05%	0.09%	0.25%	0.03%	0.00%	0.00%	0.00%	0.43%	622.66	6.250	46,644.58	46.74	-
12.001 to 12.500	0.00%	0.00%	0.01%	0.00%	0.00%	0.00%	0.06%	0.07%	0.00%	0.17%	0.00%	0.00%	0.00%	0.00%	0.31%	609.27	9.000	35,654.78	53.02	-
12.501 to 13.000	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%	0.04%	0.06%	0.07%	0.06%	0.00%	0.00%	0.00%	0.23%	593.94	6.383	47,250.81	46.22	-
13.001 to 13.500	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%	0.10%	0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.13%	617.32	7.565	29,861.98	72.13	-
13.501 to 14.000	0.00%	0.00%	0.00%	0.00%	0.02%	0.00%	0.02%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%	601.32	-	30,018.47	94.57	-
14.501 to 15.000	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	620.00	-	4,182.91	-	-
15.001 to 15.500	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%	612.65	-	11,849.31	53.21	-
18.001 to 18.500	0.00%	0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%	669.00	-	19,559.98	-	-
Total:	0.01%	0.10%	0.24%	1.59%	2.63%	4.93%	11.62%	37.90%	27.25%	12.11%	0.97%	0.22%	0.23%	0.18%	100.00%	618.51	5.170	151,692.23	33.10	-

ABS New Transaction

Computational Materials

$[181,857,000] (approximate)
Mortgage Asset-Backed Pass-Through Certificates, RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about October 5, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[183,693,000] senior/subordinate ABS overcollateralization structure
	Group II	$[303,147,000] senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch (Group II only)

October 3, 2005

(Part II of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

Product Type	Cut off Date Balance	Months to Next Resest	Life Cap	Life Floor	Initial Periodic Cap	Periodic Cap
Fixed - 5 Year	7,135.19	0	0	0	0	0
Fixed - 10 Year	123,779.56	0	0	0	0	0
Fixed - 15 Year	4,604,043.53	0	0	0	0	0
Fixed - 20 Year	2,011,049.05	0	0	0	0	0
Fixed - 25 Year	566,857.42	0	0	0	0	0
Fixed - 30 Year	40,208,913.77	0	0	0	0	0
Balloon - 15/30	3,032,802.02	0	0	0	0	0
ARM - 1 Month	2,691,620.71	4	11.962	3.208	NA	NA
ARM - 6 Month	3,273,245.69	4	13.168	3.675	1.000	1.000
ARM - 1 Year	4,895,506.51	8	13.593	5.431	1.902	1.902
ARM - 2 Year/6 Month	86,588,313.53	15	13.909	7.686	2.244	1.043
ARM - 3 Year	141,291.90	17	16.873	8.431	1.889	1.889
ARM - 3 Year/6 Month	12,173,633.24	25	13.271	6.883	2.521	1.035
ARM - 3 Year/1 Year	5,196,875.30	11	11.719	2.664	1.946	1.946
ARM - 5 Year/6 Month	1,099,484.13	47	12.447	4.864	4.758	1.352
ARM - 5 Year/6 Month	3,238,824.97	66	10.368	2.202	5.521	1.000
ARM - 5 Year	29,720.73	12	15.750	5.750	4.000	4.000
ARM - 5 Year/1 Year	11,872,951.97	32	11.088	2.519	3.933	2.000
ARM - 7 Year/1 Year	1,913,986.20	62	10.275	2.709	4.714	2.000
ARM - 10 Year/1 Year	29,251.86	46	12.125	2.750	2.000	2.000
Total:	**183,699,287.28**					

ABS New Transaction

Computational Materials

$[181,857,000] (approximate)
Mortgage Asset-Backed Pass-Through Certificates,
RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about October 5, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[183,693,000] senior/subordinate ABS overcollateralization structure
	Group II	$[303,147,000] senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch (Group II only)

October 3, 2005

(Part II of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

All averages are weighted averages. Stdevs are stdev of mean.

	[illegible]	[illegible]	[illegible]	[illegible]
FICO avg	612	613	623	619
FICO stdev	35.61	51.2	72.2	55.53
FICO <640 %	92.32	82.44	73.59	83.69
FICO <680%	100	100	100	100
10th Percentile FICO	574	557	549	564
90th Percentile FICO	639	689	751	702
CLTV w.avg	79.18	81.46	76.92	79.23
CLTV >80%	49.75	44	26.15	40.96
10th Percentile CLTV	60	68.1	61.9	62.28
90th Percentile CLTV	95	100	90	99.21
SS CLTV %	79.43	82.17	80.55	80.79
% with Silent 2nds	1.17	3.48	26.64	9.36
Full Doc %	65.81	62.33	75.29	66.9
Loan Bal avg (000s)	166764.84	167217.85	97565.75	151692.23
% Jumbo	24.79	32.97	35.78	30.39
DTI %	42.14	40.24	35.06	39.8
Purch %	4.4	40.32	50.13	31.26
Cash Out %	88.12	52.46	18.81	56.71
Fxd %	18.01	23.08	43.04	27.52
3 yr ARM >= %	7.53	18.79	27.39	16.52
WAC avg	7.841	7.29	7.589	7.303
WAC stdev	1.54	1.82	2.23	1.92
1st Lien %	96.94	92.42	99.82	96.81
MI %	0	3.32	16.02	8.14
CA %	18.6	25.51	18.11	20.81
Invt Prop %	4.21	10.06	10.85	7.63
IO %	3.78	11.19	4.58	9.48
IO non-Full Doc %	0.47	3.32	2.36	3.33
Multi-Fam %	8.27	11.75	4.98	7.8
Prim Occ %	95.37	89.69	88.66	91.75
Moody's Base Case Loss				
S&P BB Loss				
Fitch BB Loss				

Originator	%	WALTV	WACLTV	WA SS CLTV	FICO	WAC	% Purch	Invest Prop	CA%	1st Lien	% with 2nd	Full Doc	IO%	DTI %	MI %
Ameriquest Mortgag	35.04	76.83	79.18	79.43	612	7.841	4.4	4.21	18.6	96.94	1.17	65.81	42.14	3.78	0
Morgan Stanley	20.94	75.47	81.46	82.17	613	7.29	40.32	10.06	25.51	92.42	3.48	62.33	40.24	11.19	3.32
RCG Called	15.72	76.83	76.92	80.55	623	7.589	50.13	10.85	18.11	99.82	26.64	75.29	35.06	4.58	16.02
Other	28.3	77.49	78.92	81.56	628	6.487	47.32	8.27	21.55	98.2	14.25	66.96	40.59	17.98	17.41
Total:	**100**	**76.73**	**79.23**	**80.79**	**619**	**7.303**	**31.26**	**7.63**	**20.81**	**96.81**	**9.36**	**66.9**	**39.8**	**9.48**	**8.14**

Occupancy	%	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Purch	Invest Prop	CA%	1st Lien	% with 2nd	Full Doc	IO%	DTI %	MI %
Investor/2nd Home	8.25	74.69	75.53	77.23	622	7.751	54.54	92.5	19.61	98.95	8.86	47.89	0.78	31.87	10.12
Primary Occup	91.75	76.92	79.56	81.11	618	7.263	29.16	0	20.91	96.61	9.4	68.6	10.26	40.6	7.96
Total	100	76.73	79.23	80.79	619	7.303	31.26	7.63	20.81	96.81	9.36	66.9	9.48	39.8	8.14

Documentation	%	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Purch	Invest Prop	CA%	1st Lien	% with 2nd	Full Doc	IO%	DTI %	MI %
Full	66.9	78.29	79.9	81.34	619	7.202	31.42	5.49	18.6	97.92	8.55	100	9.19	40.72	9.66
Non-Full	33.1	73.58	77.88	79.68	617	7.506	30.92	11.94	25.25	94.56	11	0	10.05	38.1	5.06
Total	100	76.73	79.23	80.79	619	7.303	31.26	7.63	20.81	96.81	9.36	66.9	9.48	39.8	8.14

Interest Only	%	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Purch	Invest Prop	CA%	1st Lien	% with 2nd	Full Doc	IO%	DTI %	MI %
2 or 3-yr IO	0.73	88.63	88.63	89.36	650	6.664	40.45	0	76.27	100	14.53	67.98	100	44.9	16.72
Other IO	8.75	79.13	79.13	83.27	628	5.772	53.77	0.14	38.93	100	22.46	64.65	100	37.92	2.65
Non-IO	90.52	76.41	79.16	80.48	617	7.456	29.01	8.41	18.61	96.47	8.05	67.1	0	39.98	8.6
Total	100	76.73	79.23	80.79	619	7.303	31.26	7.63	20.81	96.81	9.36	66.9	9.48	39.8	8.14

FICO	%	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Purch	Invest Prop	CA%	1st Lien	% with 2nd	Full Doc	IO%	DTI %	MI %
0-600	34.26	76.99	78.37	79.96	576	7.604	28.05	7.09	24.31	98.23	8.89	64.82	7.58	40.38	7.85
601-640	49.43	76.48	78.21	79.87	619	7.207	32.12	8.16	21.75	97.77	9.48	67.73	9.4	39.31	5.64
641-680	6.13	76.92	85.92	86.38	659	7.155	40.88	3.39	9.49	88.51	2.7	71.13	12.12	38.49	14.37
681-700	2.42	81.27	84.86	88.07	691	7.081	39.5	5.09	12.56	95.48	27.48	63.74	16.46	43.02	6.53
700>=	7.76	75.63	82.47	83.61	748	6.77	29.7	10.75	10.84	91.36	10.27	68.38	14.05	40.16	20.95
Total	100	76.73	79.23	80.79	619	7.303	31.26	7.63	20.81	96.81	9.36	66.9	9.48	39.8	8.14

Lien Position	%	WALTV	WACLTV	WA SS CLTV	WAFICO	WAC	% Purch	Invest Prop	CA%	1st Lien	% with 2nd	Full Doc	IO%	DTI %	MI %
1st Lien	96.81	78.6	78.6	80.2	618	7.206	29.77	7.8	20.22	100	9.67	67.66	9.79	39.59	8.41
2nd Lien	3.19	20.15	98.34	98.5	647	10.169	76.34	2.59	38.48	0	0	43.61	0	44.01	0
Total	100	76.73	79.23	80.79	619	7.303	31.26	7.63	20.81	96.81	9.36	66.9	9.48	39.8	8.14

[illegible]	[illegible]	WAFICO	WAC	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	CA%	[illegible]	[illegible]	DTI%	[illegible]
80-85%	84.34	607	7.948	10.3	5.34	3.32	99.53	2.99	16.51	71.63	1.41	44.04	2.77
85-90%	89.5	620	7.401	16.95	23.38	9.36	99.47	2.13	13.18	73.39	2.6	40.12	21.47
90-95%	94.36	654	6.829	6.79	44.66	3.72	92.66	2.13	17.45	83.41	19.58	41.13	33.38
95-100%	99.4	648	8.34	5.32	85.72	1.39	55.24	0.92	24.93	63.35	2.2	41.99	33.64

[illegible]	[illegible]	WAC	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	CA%	[illegible]	[illegible]	DTI%	[illegible]
80-85%	607	7.973	10.16	5.79	3.37	99.52	1.61	16.74	73.23	1.43	43.87	2.02
85-90%	621	7.415	17.61	25.1	8.83	99.49	5.82	12.68	73.78	3.35	40.44	20.36
90-95%	646	6.883	7.88	45.78	3.4	93.68	15.66	17.59	81.55	19.48	40.71	29.19
95-100%	628	7.688	10.73	83.11	7.15	77.81	50.87	32.72	61.38	16.11	42.86	16.22

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	WAFICO
Washington DC	2.4	11	4409712.21	400882.93	69.5	71.79	74.08	11.46	658
Brooklyn NY	2.25	13	4132081.35	317852.41	67.42	69.75	69.75	0	633
Los Angeles CA	1.51	16	2782500.89	173906.31	76.25	82.13	86.33	20.95	591
Miami FL	1.46	16	2686968.18	167935.51	76.98	76.98	76.98	0	615
Houston TX	1.37	17	2509155.02	147597.35	78.88	79	79.93	12.82	605
Chicago IL	1.1	14	2022225.86	144444.7	79.84	79.84	80.45	8.32	616
Phoenix AZ	0.77	13	1418383.51	109106.42	81.16	86.66	86.68	0	619
San Diego CA	0.72	5	1331777.94	266355.59	71.76	80.15	84.71	22.77	593
Atlanta GA	0.67	8	1239874.59	154984.32	84.78	85.95	88.83	28.49	666
Evanston IL	0.65	1	1187959.71	1187959.71	48.48	48.48	48.48	0	625
San Jose CA	0.59	4	1078823.22	269705.81	89.37	89.37	89.37	0	673
Jacksonville FL	0.56	10	1033619.7	103361.97	80.75	86.09	86.11	0	596
Las Vegas NV	0.56	6	1024280.03	170713.34	82.06	86.25	86.25	0	613
Plano TX	0.54	1	992084.13	992084.13	68.97	68.97	68.97	0	609
Riverside CA	0.54	4	989725.92	247431.48	76.05	80.99	81.01	0	628
Southlake TX	0.5	1	916597.24	916597.24	65	65	75	100	696
Wellington FL	0.48	2	881187.1	440593.55	76.73	76.73	76.73	0	620
Fontana CA	0.46	5	840261.92	168052.38	71.35	81	87.47	32.36	582
Santa Barbara CA	0.46	1	838895.29	838895.29	70	70	70	0	618
Oxnard CA	0.45	2	835600	417800	85.88	85.88	85.88	0	628
Other	81.95	1061	150547573.5	141892.15	77.28	79.79	81.36	9.15	617

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
California	20.81	175	38219593.94	218397.68	73.12	77.82	80.07	11.47	609
New York	8.08	68	14845072.55	218309.89	71.46	73.63	73.72	0.66	621
Florida	7.56	106	13890828.38	131045.55	74.93	76.63	77.46	5.08	608
Texas	6.54	101	12017536.23	118985.51	76.72	77.85	79.65	15.45	618
Georgia	4.64	63	8523536.84	135294.24	82.22	83.2	84.44	7.3	643
New Jersey	3.94	45	7245771.78	161017.15	75.94	78.11	79.69	5.53	618
Illinois	3.84	44	7054722.97	160334.61	74.08	77.5	77.67	2.38	619
Maryland	3.71	41	6808868.97	166069.97	77.33	80.65	83.64	16.7	600
Michigan	3.62	51	6645803.05	130309.86	77.82	77.93	79.59	17.83	639
Massachusetts	3.18	26	5843413.52	224746.67	82.54	84.37	84.37	0	607
Ohio	3.03	82	5567635.83	67898	80.58	82.39	89.73	36.75	620
Pennsylvania	2.62	45	4809402.71	106875.62	76.35	77.54	77.79	1.34	614
Minnesota	2.42	20	4452862.19	222643.11	84.68	84.68	84.68	0	606
District of Columbia	2.4	11	4409712.21	400882.93	69.5	71.79	74.08	11.46	658
Tennessee	2.36	38	4338153.48	114161.93	82.88	84.01	85.1	10.87	636
Colorado	2.35	23	4321058.86	187872.12	83.85	84.91	86.1	5.94	653
Washington	1.75	18	3212569.01	178476.06	76.45	78.01	78.87	4.3	599
Arizona	1.72	28	3159001.43	112821.48	75.57	81.05	84.75	20.68	613
Virginia	1.72	12	3155158.41	262929.87	79.58	84.5	89.01	29.7	598
Wisconsin	1.37	16	2508373.1	156773.32	85.38	86.46	86.46	0	615
Other	12.34	198	22670211.82	114496.02	79.71	81.98	82.86	6.89	625

ABS New Transaction

Computational Materials

$[181,857,000] (approximate)
Mortgage Asset-Backed Pass-Through Certificates, RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about October 5, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[183,693,000] senior/subordinate ABS overcollateralization structure
	Group II	$[303,147,000] senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch (Group II only)

October 3, 2005

(Part II of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
500 to 519	3	$774,708	2.96%	$258,236	510	72.95%	46.00%
520 to 539	24	3,190,091	12.20	132,920	533	84.63	42.66
540 to 559	61	7,545,859	28.87	123,703	552	73.47	38.63
560 to 579	75	10,666,809	40.81	142,224	569	71.05	35.78
580 to 599	12	1,905,381	7.29	158,782	591	70.43	35.12
600 to 619	8	642,988	2.46	80,373	605	83.49	33.15
620 to 639	10	1,253,427	4.80	125,343	626	79.72	31.59
660 to 679	1	31,312	0.12	31,312	671	80.00	27.00
740 to 759	1	4,773	0.02	4,773	746	21.43	0.00
Not Available	3	124,632	0.48	41,544	0	69.47	0.00
Total:	**198**	**$26,139,980**	**100.00%**	**$132,020**	**563**	**74.13%**	**37.55%**

*For substantially all of the Group I Loans, the Credit Score was updated prior to cut-off date.

As of the cut-off date, the weighted average Credit Score of the Group I Loans will be approximately 601.

Original Mortgage Loan Principal Balances of the Group I Loans

Range of Original Mortgage Loan Principal Balances	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
$1 to $100,000	91	$5,019,398	19.20%	$55,158	568	73.63%	34.05%
$100,001 to $200,000	62	8,304,939	31.77	133,951	563	71.11	38.29
$200,001 to $300,000	28	6,348,144	24.29	226,719	570	73.25	40.41
$300,001 to $400,000	11	3,356,130	12.84	305,103	554	79.26	35.75
$400,001 to $500,000	4	1,786,308	6.83	446,577	551	75.57	44.98
$600,001 to $700,000	1	501,251	1.92	501,251	555	75	0
$800,001 to $900,000	1	823,810	3.15	823,810	560	90	29
Total:	**198**	**$26,139,980**	**100.00%**	**$132,020**	**563**	**74.13%**	**37.55%**

Net Mortgage Rates of the Group I Loans

Range of Net Mortgage Rates (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
0.0000 to 0.4999	1	$37,915	0.15%	$37,915	569	44.56%	0.00%
4.0000 to 4.4999	5	501,083	1.92	100,217	589	75.58	44.00
4.5000 to 4.9999	7	977,971	3.74	139,710	557	68.44	31.86
5.0000 to 5.4999	14	3,132,103	11.98	223,722	572	67.33	29.61
5.5000 to 5.9999	23	4,889,918	18.71	212,605	559	71.91	40.25
6.0000 to 6.4999	17	2,515,069	9.62	147,945	569	72.95	43.40
6.5000 to 6.9999	14	2,499,989	9.56	178,571	560	78.16	34.93
7.0000 to 7.4999	23	2,170,208	8.3	94,357	560	73.87	35.94
7.5000 to 7.9999	17	2,205,697	8.44	129,747	568	72.32	39.44
8.0000 to 8.4999	20	2,371,529	9.07	118,576	560	75.90	42.59
8.5000 to 8.9999	12	1,476,725	5.65	123,060	556	76.58	42.20
9.0000 to 9.4999	14	1,401,929	5.36	100,138	563	74.93	37.25
9.5000 to 9.9999	8	855,332	3.27	106,917	562	90.45	39.47
10.0000 to 10.4999	9	457,589	1.75	50,843	553	81.83	38.46
10.5000 to 10.9999	2	51,856	0.2	25,928	565	67.97	47.00
11.0000 to 11.4999	3	157,557	0.6	52,519	539	92.42	39.46
11.5000 to 11.9999	4	157,770	0.6	39,443	564	81.59	32.29
12.0000 to 12.4999	3	212,325	0.81	70,775	584	101.58	26.00
12.5000 to 12.9999	2	67,418	0.26	33,709	589	68.63	0.00
Total:	**198**	**$26,139,980**	**100.00%**	**$132,020**	**563**	**74.13%**	**37.55%**

As of the Cut-off Date, the weighted average Net Mortgage Rate of the Group I Loans will approximately 7.0331% per annum.

Mortgage Rates of the Group I Loans

Range of Mortgage Rates (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
0.5001 to 1.0000	1	$37,915	0.15%	$37,915	569	44.56%	0.00%
4.0001 to 4.5000	1	48,066	0.18	48,066	548	71.43	0.00
4.5001 to 5.0000	5	602,223	2.3	120,445	586	75.77	44.00
5.0001 to 5.5000	8	1,330,119	5.09	166,265	559	72.06	28.64
5.5001 to 6.0000	14	3,333,394	12.75	238,100	568	64.78	34.38
6.0001 to 6.5000	23	4,506,383	17.24	195,930	562	73.52	39.65
6.5001 to 7.0000	14	2,107,297	8.06	150,521	562	71.08	43.55
7.0001 to 7.5000	16	2,672,663	10.22	167,041	562	78.63	35.34
7.5001 to 8.0000	25	2,497,294	9.55	99,892	559	74.59	35.89
8.0001 to 8.5000	14	1,580,647	6.05	112,903	562	66.71	39.44
8.5001 to 9.0000	20	2,585,479	9.89	129,274	567	78.21	42.59
9.0001 to 9.5000	12	1,476,725	5.65	123,060	556	76.58	42.20
9.5001 to 10.0000	14	1,401,929	5.36	100,138	563	74.93	37.25
10.0001 to 10.5000	8	855,332	3.27	106,917	562	90.45	39.47
10.5001 to 11.0000	9	457,589	1.75	50,843	553	81.83	38.46
11.0001 to 11.5000	2	51,856	0.2	25,928	565	67.97	47.00
11.5001 to 12.0000	3	157,557	0.6	52,519	539	92.42	39.46
12.0001 to 12.5000	4	157,770	0.6	39,443	564	81.59	32.29
12.5001 to 13.0000	3	212,325	0.81	70,775	584	101.58	26.00
13.0001 to 13.5000	2	67,418	0.26	33,709	589	68.63	0.00
Total:	**198**	**$26,139,980**	**100.00%**	**$132,020**	**563**	**74.13%**	**37.55%**

As of the Cut-off Date, the weighted average mortgage rate of the Group I Loans will be approximately 7.5189% per annum.

Original Loan-to-Value Ratios of the Group I Loans

Range of Original Loan-to-Value Ratios (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
50.00 or less	17	$1,656,825	6.34%	$97,460	574	36.99%	30.53%
50.01 to 55.00	7	1,050,602	4.02	150,086	560	53.00	34.20
55.01 to 60.00	19	2,047,131	7.83	107,744	565	58.60	35.28
60.01 to 65.00	10	1,573,022	6.02	157,302	563	64.65	33.50
65.01 to 70.00	19	2,448,331	9.37	128,860	561	68.07	40.91
70.01 to 75.00	28	3,988,264	15.26	142,438	556	73.65	35.95
75.01 to 80.00	56	7,793,011	29.81	139,161	565	79.59	38.63
80.01 to 85.00	11	1,425,859	5.45	129,624	565	83.67	37.50
85.01 to 90.00	12	2,571,124	9.84	214,260	557	89.49	38.01
90.01 to 95.00	2	139,484	0.53	69,742	596	91.18	35.00
95.01 to 100.00	13	614,093	2.35	47,238	561	99.73	37.41
100.01 or greater	4	832,234	3.18	208,059	581	114.38	53.92
Total:	**198**	**$26,139,980**	**100.00%**	**$132,020**	**563**	**74.13%**	**37.55%**

The weighted average loan-to-value ratio at origination of the Group I Loans will be approximately 74.13%.

Current Loan-to-Value Ratios of the Group I Loans

Range of Current Loan-to-Value Ratios (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
50.00 or less	26	$2,130,300	8.15%	$81,935	569	43.44%	31.19%
50.01 to 55.00	10	1,466,758	5.61	146,676	566	59.77	32.08
55.01 to 60.00	24	3,230,557	12.36	134,607	565	64.67	36.76
60.01 to 65.00	17	2,506,527	9.59	147,443	570	67.05	32.33
65.01 to 70.00	19	2,412,797	9.23	126,989	557	72.79	43.65
70.01 to 75.00	31	3,914,157	14.97	126,263	554	75.82	33.76
75.01 to 80.00	35	5,361,908	20.51	153,197	564	80.14	39.53
80.01 to 85.00	11	1,692,347	6.47	153,850	564	85.48	42.97
85.01 to 90.00	8	1,999,443	7.65	249,930	559	89.98	35.18
90.01 to 95.00	1	50,122	0.19	50,122	575	93.24	35
95.01 to 100.00	13	651,820	2.49	50,140	571	100.26	37.41
100.01 or greater	3	723,244	2.77	241,081	576	116.08	53.92
Total:	**198**	**$26,139,980**	**100.00%**	**$132,020**	**563**	**74.13%**	**37.55%**

The weighted average current loan-to-value ratio of the Group I Loans will be approximately 70.42%.

Geographic Distributions of Mortgaged Properties of the Group I Loans

Geographic Distributions	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
California	41	8111258	0.3103	197836	564	0.754	0.4054
Florida	28	2925105	11.19	104468	565	73.19	39.43
Maryland	11	1954701	7.48	177700	565	71.2	42.74
Washington	8	1562221	5.98	195278	555	72.28	37.32
Massachusetts	6	1130012	4.32	188335	582	73.98	19.92
Texas	11	1081111	4.14	98283	567	79.32	31.54
New Jersey	7	835238	3.2	119320	561	75.71	37.55
Ohio	11	690579	2.64	62780	561	77.55	21.97
Other	75	7849754	30.03	104663	560	73.12	37.3
Total:	198	26139980	1	132020	563	0.7413	0.3755

No more than approximately 3.15% of the Group I Loans will be secured by mortgaged properties located in any one zip code.

Mortgage Loan Purpose of the Group I Loans

Mortgage Loan Purpose	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Purchase	63	$8,222,077	31.45%	$130,509	567	81.04%	35.23%
Rate/Term Refinance	32	4,029,114	15.41	125,910	559	73.06	41.7
Equity Refinance	103	13,888,789	53.13	134,843	562	70.36	37.96
Total:	**198**	**$26,139,980**	**100.00%**	**$132,020**	**563**	**74.13%**	**37.55%**

Occupancy Types of the Group I Loans

Occupancy Types	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Primary Residence	178	$23,690,377	90.63%	$133,092	563	74.48%	38.04%
Second/Vacation	1	98,651	0.38	98,651	557	60.00	0.00
Non-Owner Occupied	19	2,350,952	8.99	123,734	566	71.25	32.85
Total:	**198**	**$26,139,980**	**100.00%**	**$132,020**	**563**	**74.13%**	**37.55%**

Mortgaged Property Types of the Group I Loans

Mortgaged Property Types of the	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Single-family detached	158	$20,242,676	77.44%	$128,118	563	73.68%	37.45%
Two- to four- family units	13	1,980,709	7.58	152,362	559	73.58	39.60
Planned Unit Developments (detac	6	1,581,209	6.05	263,535	562	82.69	44.56
Condo Low-Rise (less than 5 storie	12	1,367,836	5.23	113,986	566	69.19	35.71
Planned Unit Developments (attach	3	503,491	1.93	167,830	549	80.89	37.46
Condo High-Rise (9 stories or more	1	240,800	0.92	240,800	622	80.00	22.00
Manufactured Home	2	148,452	0.57	74,226	578	65.64	0.00
Townhouse	3	74,807	0.29	24,936	560	72.54	11.00
Total:	**198**	**$26,139,980**	**100.00%**	**$132,020**	**563**	**74.13%**	**37.55%**

Mortgage Loan Documentation Types of the Group I Loans

Mortgage Loan Documentation Types	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Full Documentation	121	$15,818,216	60.51%	$130,729	559	75.64%	39.61%
Reduced Documentation	77	10,321,764	39.49	134,049	570	71.82	34.7
Total:	**198**	**$26,139,980**	**100.00%**	**$132,020**	**563**	**74.13%**	**37.55%**

No more than approximately 31.6% of such reduced loan documentation mortgage loans will be secured by mortgaged properties located in California.

Seasoning of the Group I Loans

Range of Seasoning (in Months)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
1 - 12	74	$10,053,749	38.46%	$135,861	566	72.18%	37.80%
13 - 24	35	5,368,920	20.54	153,398	559	77.11	39.13
25 - 36	6	1,098,142	4.20	183,024	581	64.87	30.14
37 - 48	6	1,541,389	5.90	256,898	544	72.41	37.45
49 - 60	3	535,265	2.05	178,422	580	73.47	26.24
61 - 72	11	1,192,012	4.56	108,365	553	76.97	37.15
73 - 84	32	2,476,065	9.47	77,377	563	74.67	40.39
85 - 96	6	428,780	1.64	71,463	552	81.16	27.25
97 or greater	25	3,445,658	13.18	137,826	567	76.76	34.81
Total:	198	$26,139,980	100.00%	$132,020	563	74.13%	37.55%

As of the cut-off Date, the weighted average seasoning of the Group I Loans will be approximately 41 months.

Original Prepayment Penalty Term of the Group I Loans

Original Prepaymetn Penalty Term	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
None	113	$14,908,129	57.03%	$131,930	562	72.43%	34.01%
12 Months	4	754,870	2.89	188,717	558	78.10	38.13
24 Months	31	4,412,479	16.88	142,338	567	80.02	42.25
36 Months	37	4,997,541	19.12	135,069	569	72.57	38.47
60 Months	12	908,176	3.47	75,681	547	82.75	47.42
Other	1	158,785	0.61	158,785	578	51.34	35.00
Total:	198	$26,139,980	100.00%	$132,020	563	74.13%	37.55%

Maximum Mortgage Rates of the Group I Mortgage Loans

Range of Maximum Mortgage Rates (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
8.0000 to 8.9999	1	$208,232	1.10%	$208,232	567	35.29%	0.00%
9.0000 to 9.9999	2	430,010	2.28	215,005	591	65.26	29.00
10.0000 to 10.9999	2	482,325	2.56	241,162	574	79.85	22.00
11.0000 to 11.9999	12	2,707,693	14.35	225,641	561	70.43	33.52
12.0000 to 12.9999	17	3,698,568	19.61	217,563	559	73.69	40.36
13.0000 to 13.9999	19	2,716,767	14.4	142,988	561	75.56	42.29
14.0000 to 14.9999	32	4,734,823	25.1	147,963	564	76.44	38.64
15.0000 to 15.9999	19	2,390,614	12.67	125,822	565	73.46	39.19
16.0000 to 16.9999	11	1,354,950	7.18	123,177	561	84.15	39.03
17.0000 to 17.9999	1	90,485	0.48	90,485	638	70.00	15.00
19.0000 to 19.9999	1	48,991	0.26	48,991	597	70.00	0.00
Total:	**117**	**$18,863,458**	**100.00%**	**$161,226**	**564**	**74.42%**	**37.82%**

As of the cut-off Date, the weighted average maximum mortgage rate of the Group I Loans will be approximately 13.5404% per annum.

Next Interest Rate Adjustment Dates of the Group I Loans

Next Interest Rate Adjustment Da	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
October 2005	15	$1,452,175	7.70%	$96,812	585	65.52%	27.49%
November 2005	2	269,385	1.43	134,692	573	82.37	36.00
December 2005	3	233,142	1.24	77,714	563	72.73	32.00
January 2006	4	1,154,534	6.12	288,634	563	87.18	30.38
February 2006	6	1,074,365	5.70	179,061	563	82.74	39.35
March 2006	3	772,628	4.10	257,543	562	73.24	35.03
April 2006	6	918,123	4.87	153,021	570	71.70	47.09
May 2006	2	234,328	1.24	117,164	561	68.44	44.94
June 2006	3	454,936	2.41	151,645	563	82.31	45.00
July 2006	8	1,224,412	6.49	153,052	549	72.93	38.78
August 2006	8	1,381,018	7.32	172,627	552	79.87	42.90
September 2006	11	1,395,852	7.40	126,896	577	75.17	42.02
October 2006	2	473,628	2.51	236,814	568	75.96	46.13
November 2006	1	285,214	1.51	285,214	620	102.87	0.00
December 2006	8	1,461,921	7.75	182,740	567	67.95	43.86
January 2007	10	1,154,126	6.12	115,413	562	71.58	18.52
February 2007	7	1,076,866	5.71	153,838	555	83.99	46.27
March 2007	4	1,167,813	6.19	291,953	548	64.35	0.00
April 2007	5	778,070	4.12	155,614	543	65.82	39.51
May 2007	1	138,465	0.73	138,465	553	75.00	0.00
June 2007	2	514,189	2.73	257,094	543	73.85	40.72
July 2007	1	173,370	0.92	173,370	595	71.84	53.00
August 2007	1	113,604	0.60	113,604	573	57.50	27.00
January 2008	1	313,237	1.66	313,237	583	65.00	20.00
March 2008	1	147,485	0.78	147,485	551	59.20	0.00
April 2008	1	104,587	0.55	104,587	557	70.00	0.00
December 2009	1	395,987	2.10	395,987	569	80.00	22.00
Total:	**117**	**$18,863,458**	**100.00%**	**$161,226**	**564**	**74.42%**	**37.82%**

As of the cut-off Date, the weighted average Months to Next Interest Rate Adjustment Date of the Group I Loans will be approximately 12 months.

Note Margins of the Group I Mortgage Loans

Range of Note Margins (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
2.0000 to 2.9999	30	$5,954,832	31.57%	$198,494	559	72.25%	33.38%
3.0000 to 3.9999	3	497,726	2.64	165,909	584	72.74	22.00
4.0000 to 4.9999	10	725,583	3.85	72,558	572	76.62	44.51
5.0000 to 5.9999	22	4,186,427	22.19	190,292	563	75.75	42.46
6.0000 to 6.9999	48	6,970,708	36.95	145,223	565	76.30	37.70
7.0000 to 7.9999	3	315,890	1.67	105,297	578	65.02	39.06
9.0000 to 9.9999	1	212,292	1.13	212,292	562	57.62	30.00
Total:	**117**	**$18,863,458**	**100.00%**	**$161,226**	**564**	**74.42%**	**37.82%**

As of the cut-off Date, the weighted average note margin of the Group I Loans will be approximately 4.9629% per annum.

Notional Credit Classification

Notional Credit Classification	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Subprime (non-IO)	193	$24,952,101	95.46%	$129,285	563	73.91%	36.92%
Subprime (IO)	5	1,187,879	4.54	237,576	560	78.72	45.85
Total:	**198**	**$26,139,980**	**100.00%**	**$132,020**	**563**	**74.13%**	**37.55%**

IO Term of the Group I Loans

IO Terms (months)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
0	193	$24,952,101	95.46%	$129,285	563	73.91%	36.92%
60	4	1,037,163	3.97	259,291	563	79.35	45.85
84	1	150,716	0.58	150,716	538	74.42	0.00
Total:	**198**	**$26,139,980**	**100.00%**	**$132,020**	**563**	**74.13%**	**37.55%**

Deliquency of the Group I Loans

Delinquency	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Current	168	$21,923,369	83.87%	$130,496	563	74.42%	37.41%
31-60	30	4,216,611	16.13	140,554	565	72.66	38.05
Total:	198	$26,139,980	100.00%	$132,020	563	74.13%	37.55%

Top 5 Zip Codes of the Group I Loans

Top 5 Zip Codes	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
92651	1	$823,810	3.15%	$823,810	560	90.00%	29.00%
21136	2	591,425	2.26	295,713	559	58.86	36.00
91302	1	501,251	1.92	501,251	555	75.00	0.00
22182	1	466,330	1.78	466,330	538	80.00	43.00
92704	1	459,285	1.76	459,285	556	90.00	47.00
Other	192	23,297,878	89.13	121,343	564	73.51	37.57
Total:	198	$26,139,980	100.00%	$132,020	563	74.13%	37.55%

ABS New Transaction

Computational Materials

$[181,857,000] (approximate)
Mortgage Asset-Backed Pass-Through Certificates,
RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about October 5, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[183,693,000] senior/subordinate ABS overcollateralization structure
	Group II	$[303,147,000] senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch (Group II only)

October 3, 2005

(Part II of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
580 to 599	212	$33,786,251	41.63%	$159,369	589	79.97%	42.48%
600 to 619	246	46,860,219	57.74	190,489	610	77.25	39.29
620 to 639	4	478,139	0.59	119,535	631	70.34	38.61
640 to 659	1	27,606	0.03	27,606	658	80.00	47.00
Total:	463	$81,152,216	100.00%	$175,275	601	78.34%	40.70%

*For substantially all of the Group I Loans, the Credit Score was updated prior to cut-off date.

As of the cut-off date, the weighted average Credit Score of the Group I Loans will be approximately 601.

Original Mortgage Loan Principal Balances of the Group I Loans

Range of Original Mortgage Loan Principal Balances	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
$1 to $100,000	173	$10,698,976	13.18%	$61,844	600	79.73%	38.65%
$100,001 to $200,000	143	20,244,828	24.95	141,572	600	79.96	42.1
$200,001 to $300,000	68	16,260,708	20.04	239,128	600	77.83	42.72
$300,001 to $400,000	45	15,383,290	18.96	341,851	601	79.17	37.95
$400,001 to $500,000	16	6,997,065	8.62	437,317	602	74.94	39.55
$500,001 to $600,000	10	5,522,507	6.81	552,251	603	79.39	45.62
$600,001 to $700,000	4	2,508,392	3.09	627,098	605	75.46	43.07
$700,001 to $800,000	1	715,050	0.88	715,050	615	79.98	0
$800,001 to $900,000	1	838,895	1.03	838,895	618	70	28
$900,001 to $1,000,000	2	1,982,505	2.44	991,253	608	67.82	0
Total:	463	$81,152,216	100.00%	$175,275	601	78.34%	40.70%

Net Mortgage Rates of the Group I Loans

Range of Net Mortgage Rates (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
3.5000 to 3.9999	2	$290,818	0.36%	$145,409	600	69.67%	0.00%
4.0000 to 4.4999	5	924,519	1.14	184,904	613	65.48	56.79
4.5000 to 4.9999	14	5,426,193	6.69	387,585	605	73.23	31.37
5.0000 to 5.4999	31	7,068,208	8.71	228,007	602	76.95	40.02
5.5000 to 5.9999	40	9,859,181	12.15	246,480	606	77.65	43.99
6.0000 to 6.4999	56	10,870,056	13.39	194,108	598	78.92	40.29
6.5000 to 6.9999	35	8,238,629	10.15	235,389	601	76.63	44.39
7.0000 to 7.4999	60	11,588,011	14.28	193,134	601	80.91	40.60
7.5000 to 7.9999	50	8,428,076	10.39	168,562	601	78.37	36.11
8.0000 to 8.4999	45	6,363,852	7.84	141,419	602	77.16	40.94
8.5000 to 8.9999	33	4,754,778	5.86	144,084	598	79.80	43.39
9.0000 to 9.4999	35	3,843,103	4.74	109,803	597	82.39	40.30
9.5000 to 9.9999	10	741,875	0.91	74,188	597	85.05	44.53
10.0000 to 10.4999	16	1,219,076	1.5	76,192	603	79.27	43.91
10.5000 to 10.9999	11	827,354	1.02	75,214	596	94.01	42.83
11.0000 to 11.4999	6	146,900	0.18	24,483	601	90.32	40.74
11.5000 to 11.9999	5	186,453	0.23	37,291	602	92.27	40.01
12.0000 to 12.4999	4	182,024	0.22	45,506	594	83.41	47.76
12.5000 to 12.9999	2	95,338	0.12	47,669	593	65.48	0.00
13.0000 to 13.4999	2	85,162	0.1	42,581	597	59.96	0.00
14.5000 to 14.9999	1	12,611	0.02	12,611	593	85.00	0.00
Total:	463	$81,152,216	100.00%	$175,275	601	78.34%	40.70%

As of the Cut-off Date, the weighted average Net Mortgage Rate of the Group I Loans will approximately 6.9692% per annum.

Mortgage Rates of the Group I Loans

Range of Mortgage Rates (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
3.5001 to 4.0000	1	$180,052	0.22%	$180,052	600	80.00%	0.00%
4.0001 to 4.5000	2	539,940	0.67	269,970	612	66.17	0.00
4.5001 to 5.0000	6	1,717,261	2.12	286,210	604	73.17	56.79
5.0001 to 5.5000	15	5,202,501	6.41	346,833	605	73.10	35.15
5.5001 to 6.0000	34	7,074,004	8.72	208,059	602	74.98	39.07
6.0001 to 6.5000	35	8,710,139	10.73	248,861	606	79.85	45.87
6.5001 to 7.0000	58	11,409,571	14.06	196,717	599	78.34	40.11
7.0001 to 7.5000	35	8,382,522	10.33	239,501	600	77.07	44.31
7.5001 to 8.0000	63	11,627,461	14.33	184,563	602	80.82	40.28
8.0001 to 8.5000	45	8,129,382	10.02	180,653	601	77.58	36.41
8.5001 to 9.0000	43	6,060,565	7.47	140,943	602	77.85	41.22
9.0001 to 9.5000	34	5,108,038	6.29	150,236	598	79.81	43.39
9.5001 to 10.0000	34	3,489,842	4.3	102,642	596	82.64	40.30
10.0001 to 10.5000	11	766,019	0.94	69,638	597	84.60	44.56
10.5001 to 11.0000	16	1,338,574	1.65	83,661	603	80.81	44.12
11.0001 to 11.5000	11	693,285	0.85	63,026	593	94.12	43.15
11.5001 to 12.0000	6	161,471	0.2	26,912	605	88.32	37.70
12.0001 to 12.5000	5	186,453	0.23	37,291	602	92.27	40.01
12.5001 to 13.0000	4	182,024	0.22	45,506	594	83.41	47.76
13.0001 to 13.5000	2	95,338	0.12	47,669	593	65.48	0.00
13.5001 to 14.0000	2	85,162	0.1	42,581	597	59.96	0.00
15.0001 to 15.5000	1	12,611	0.02	12,611	593	85.00	0.00
Total:	**463**	**$81,152,216**	**100.00%**	**$175,275**	**601**	**78.34%**	**40.70%**

As of the Cut-off Date, the weighted average mortgage rate of the Group I Loans will be approximately 7.4750% per annum.

Original Loan-to-Value Ratios of the Group I Loans

Range of Original Loan-to-Value Ratios (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
50.00 or less	18	$2,429,257	2.99%	$134,959	604	40.68%	37.05%
50.01 to 55.00	6	641,645	0.79	106,941	597	52.12	24.79
55.01 to 60.00	16	3,008,471	3.71	188,029	609	57.33	30.52
60.01 to 65.00	21	3,832,864	4.72	182,517	606	63.57	37.28
65.01 to 70.00	29	7,616,467	9.39	262,637	604	68.57	41.57
70.01 to 75.00	45	7,652,826	9.43	170,063	601	74.13	38.10
75.01 to 80.00	125	26,263,518	32.36	210,108	599	79.55	41.97
80.01 to 85.00	69	12,018,726	14.81	174,184	600	84.11	45.49
85.01 to 90.00	84	13,025,667	16.05	155,067	604	89.26	38.13
90.01 to 95.00	20	2,455,516	3.03	122,776	601	94.38	48.15
95.01 to 100.00	23	1,599,484	1.97	69,543	600	99.24	40.45
100.01 or greater	7	607,775	0.75	86,825	591	109.13	40.27
Total:	**463**	**$81,152,216**	**100.00%**	**$175,275**	**601**	**78.34%**	**40.70%**

The weighted average loan-to-value ratio at origination of the Group I Loans will be approximately 78.34%.

Current Loan-to-Value Ratios of the Group I Loans

Range of Current Loan-to-Value Ratios (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
50.00 or less	26	$3,399,313	4.19%	$130,743	603	48.33%	36.12%
50.01 to 55.00	9	1,450,444	1.79	161,160	608	56.65	27.69
55.01 to 60.00	17	2,900,651	3.57	170,627	605	60.29	34.01
60.01 to 65.00	24	3,780,109	4.66	157,505	607	66.51	40.5
65.01 to 70.00	33	8,459,653	10.42	256,353	602	69.43	38.67
70.01 to 75.00	54	8,357,629	10.3	154,771	604	75.79	38.21
75.01 to 80.00	109	24,188,779	29.81	221,915	598	79.59	41.98
80.01 to 85.00	70	11,869,307	14.63	169,562	600	84.5	46.34
85.01 to 90.00	73	12,250,036	15.1	167,809	604	89.35	37.96
90.01 to 95.00	21	2,627,586	3.24	125,123	601	94.92	47.74
95.01 to 100.00	20	1,260,933	1.55	63,047	601	99.66	40.14
100.01 or greater	7	607,775	0.75	86,825	591	109.13	40.27
Total:	**463**	**$81,152,216**	**100.00%**	**$175,275**	**601**	**78.34%**	**40.70%**

The weighted average current loan-to-value ratio of the Group I Loans will be approximately 76.89%.

Geographic Distributions of Mortgaged Properties of the Group I Loans

Geographic Distributions	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
California	67	$16,282,080	20.06%	$243,016	602	75.65%	40.90%
New York	33	8,315,268	10.25	251,978	603	73.04	39.07
Texas	35	6,317,265	7.78	180,493	601	74.29	40.64
Florida	40	5,603,894	6.91	140,097	602	75.84	37.84
New Jersey	18	3,515,959	4.33	195,331	603	76.39	40.87
Massachusetts	12	3,331,302	4.11	277,608	603	86.10	33.06
Georgia	25	3,025,481	3.73	121,019	599	79.23	37.34
Maryland	15	2,779,024	3.42	185,268	598	82.98	41.21
Other	218	31,981,943	39.41	146,706	601	81.25	42.25
Total:	**463**	**$81,152,216**	**100.00%**	**$175,275**	**601**	**78.34%**	**40.70%**

No more than approximately 5.33% of the Group I Loans will be secured by mortgaged properties located in any one zip code.

Mortgage Loan Purpose of the Group I Loans

Mortgage Loan Purpose	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Purchase	121	$21,790,303	26.85%	$180,085	603	79.08%	41.06%
Rate/Term Refinance	47	7,572,721	9.33	161,122	599	76.75	43.71
Equity Refinance	295	51,789,192	63.82	175,557	601	78.26	39.83
Total:	**463**	**$81,152,216**	**100.00%**	**$175,275**	**601**	**78.34%**	**40.70%**

Occupancy Types of the Group I Loans

Occupancy Types	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Primary Residence	414	$74,332,973	91.60%	$179,548	601	78.48%	41.81%
Second/Vacation	5	506,466	0.62	101,293	602	76.96	31.53
Non-Owner Occupied	44	6,312,777	7.78	143,472	601	76.83	32.41
Total:	**463**	**$81,152,216**	**100.00%**	**$175,275**	**601**	**78.34%**	**40.70%**

Mortgaged Property Types of the Group I Loans

Mortgaged Property Types of the	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Single-family detached	375	$63,139,334	77.80%	$168,372	601	79.25%	40.35%
Two- to four- family units	33	7,333,084	9.04	222,215	601	75.08	40.47
Planned Unit Developments (attach	19	4,963,301	6.12	261,226	604	72.57	46.71
Planned Unit Developments (detac	16	2,301,396	2.84	143,837	603	78.63	38.00
Condo Low-Rise (less than 5 storie	11	2,105,180	2.59	191,380	601	79.33	38.33
Manufactured Home	6	650,881	0.8	108,480	598	77.28	62.48
Co-op	1	599,843	0.74	599,843	600	66.67	0.00
Condo High-Rise (9 stories or more	2	59,198	0.07	29,599	590	83.48	0.00
Total:	**463**	**$81,152,216**	**100.00%**	**$175,275**	**601**	**78.34%**	**40.70%**

Mortgage Loan Documentation Types of the Group I Loans

Mortgage Loan Documentation Types	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Full Documentation	316	$53,556,514	66.00%	$169,483	602	78.65%	42.29%
Reduced Documentation	147	27,595,702	34	187,726	600	77.74	38.27
Total:	**463**	**$81,152,216**	**100.00%**	**$175,275**	**601**	**78.34%**	**40.70%**

No more than approximately 26.6% of such reduced loan documentation mortgage loans will be secured by mortgaged properties located in California.

Seasoning of the Group I Loans

Range of Seasoning (in Months)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
1 - 12	335	$61,402,167	75.66%	$183,290	601	78.69%	41.69%
13 - 24	54	11,110,893	13.69	205,757	602	80.60	39.82
25 - 36	2	309,675	0.38	154,838	613	75.13	60.17
37 - 48	5	1,226,663	1.51	245,333	607	54.88	35.87
49 - 60	3	981,700	1.21	327,233	615	71.48	27.61
61 - 72	15	1,069,014	1.32	71,268	601	78.17	40.81
73 - 84	23	1,975,341	2.43	85,884	602	76.11	39.17
85 - 96	11	604,644	0.75	54,968	598	70.97	33.37
97 or greater	15	2,472,120	3.05	164,808	605	77.97	38.35
Total:	**463**	**$81,152,216**	**100.00%**	**$175,275**	**601**	**78.34%**	**40.70%**

As of the cut-off Date, the weighted average seasoning of the Group I Loans will be approximately 17 months.

Original Prepayment Penalty Term of the Group I Loans

Original Prepaymetn Penalty Term	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
None	231	$42,192,029	51.99%	$182,649	603	77.26%	39.57%
12 Months	8	1,123,145	1.38	140,393	610	62.33	39.49
24 Months	77	15,191,835	18.72	197,297	597	80.77	41.37
36 Months	129	20,814,120	25.65	161,350	602	79.90	43.24
60 Months	18	1,831,087	2.26	101,727	598	75.23	39.20
Total:	**463**	**$81,152,216**	**100.00%**	**$175,275**	**601**	**78.34%**	**40.70%**

Maximum Mortgage Rates of the Group I Mortgage Loans

Range of Maximum Mortgage Rates (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
8.0000 to 8.9999	1	$180,052	0.28%	$180,052	600	80.00%	0.00%
9.0000 to 9.9999	1	429,174	0.68	429,174	615	69.60	0.00
10.0000 to 10.9999	5	2,054,631	3.23	410,926	610	72.96	27.86
11.0000 to 11.9999	15	4,203,970	6.61	280,265	603	75.90	36.28
12.0000 to 12.9999	57	11,906,035	18.73	208,878	601	80.09	42.23
13.0000 to 13.9999	86	19,668,096	30.95	228,699	603	77.90	40.49
14.0000 to 14.9999	80	14,363,823	22.6	179,548	599	79.51	42.79

15.0000 to 15.9999	60	8,684,015	13.66	144,734	598	78.75	39.71
16.0000 to 16.9999	13	1,418,530	2.23	109,118	597	80.84	45.66
17.0000 to 17.9999	5	364,045	0.57	72,809	590	82.23	49.63
18.0000 to 18.9999	4	184,114	0.29	46,029	597	75.27	48.63
19.0000 to 19.9999	2	101,271	0.16	50,635	598	72.90	49.00
Total:	**329**	**$63,557,756**	**100.00%**	**$193,185**	**601**	**78.52%**	**40.49%**

As of the cut-off Date, the weighted average maximum mortgage rate of the Group I Loans will be approximately 13.6761% per annum.

Next Interest Rate Adjustment Dates of the Group I Loans

Next Interest Rate Adjustment Da	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
October 2005	9	$1,643,646	2.59%	$182,627	608	71.40%	30.78%
November 2005	3	288,453	0.45	96,151	611	70.38	24.00
December 2005	5	411,132	0.65	82,226	602	65.16	51.00
January 2006	7	479,729	0.75	68,533	599	83.19	40.99
February 2006	3	505,276	0.79	168,425	598	78.35	43.15
March 2006	8	1,345,502	2.12	168,188	598	80.06	44.86
April 2006	3	580,653	0.91	193,551	604	69.49	34.99
May 2006	6	1,312,363	2.06	218,727	609	82.65	42.22
June 2006	4	701,402	1.10	175,350	603	84.25	36.20
July 2006	4	784,104	1.23	196,026	598	85.80	47.96
August 2006	6	928,704	1.46	154,784	599	85.00	34.25
September 2006	9	1,579,457	2.49	175,495	598	82.48	34.15
October 2006	8	1,881,259	2.96	235,157	599	79.77	31.82
November 2006	18	3,480,995	5.48	193,389	599	78.94	39.69
December 2006	48	7,512,700	11.82	156,515	600	79.10	42.48
January 2007	50	10,389,051	16.35	207,781	601	77.76	45.19
February 2007	47	9,737,245	15.32	207,175	600	76.84	44.12
March 2007	17	2,727,925	4.29	160,466	605	81.07	38.89
April 2007	29	6,294,287	9.90	217,044	598	83.33	48.16
May 2007	4	996,580	1.57	249,145	598	80.64	39.00
June 2007	2	201,710	0.32	100,855	598	69.95	48.00
July 2007	1	319,700	0.50	319,700	611	80.00	41.00
August 2007	3	888,025	1.40	296,008	603	73.22	43.25
September 2007	3	532,384	0.84	177,461	603	86.95	45.25
October 2007	2	624,093	0.98	312,047	599	63.90	29.00
December 2007	2	550,515	0.87	275,257	587	80.00	59.73
January 2008	2	396,129	0.62	198,065	603	79.57	34.63
February 2008	2	326,367	0.51	163,183	602	63.16	42.21
March 2008	6	1,189,521	1.87	198,253	611	79.68	0.00
April 2008	3	256,374	0.40	85,458	599	74.42	0.00
May 2008	4	895,550	1.41	223,887	599	84.93	41.00
March 2009	1	73,948	0.12	73,948	581	59.52	35.00
October 2009	1	96,148	0.15	96,148	614	51.97	36.00
November 2009	1	429,174	0.68	429,174	615	69.60	0.00
December 2009	1	223,944	0.35	223,944	588	78.60	42.00
January 2010	2	649,052	1.02	324,526	595	81.02	33.64
March 2010	1	248,250	0.39	248,250	603	75.00	36.00
April 2010	1	79,017	0.12	79,017	587	90.00	0.00
November 2010	1	599,843	0.94	599,843	600	66.67	0.00
March 2011	2	1,397,549	2.20	698,775	616	72.66	21.00
Total:	**329**	**$63,557,756**	**100.00%**	**$193,185**	**601**	**78.52%**	**40.49%**

As of the cut-off Date, the weighted average Months to Next Interest Rate Adjustment Date of the Group I Loans will be approximately 18 months.

Note Margins of the Group I Mortgage Loans

Range of Note Margins (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
1.0000 to 1.9999	2	$711,899	1.12%	$355,949	605	71.49%	0.00%
2.0000 to 2.9999	18	5,640,529	8.87	313,363	609	71.25	30.30
3.0000 to 3.9999	14	3,114,383	4.9	222,456	605	84.46	39.67
4.0000 to 4.9999	16	2,873,290	4.52	179,581	599	80.67	35.46
5.0000 to 5.9999	54	11,016,413	17.33	204,008	600	78.86	41.57
6.0000 to 6.9999	193	35,535,180	55.91	184,120	599	79.24	43.71
7.0000 to 7.9999	24	3,493,577	5.5	145,566	600	78.89	39.53
8.0000 to 8.9999	5	935,924	1.47	187,185	609	69.14	34.36
9.0000 to 9.9999	2	152,907	0.24	76,453	593	76.72	42.00
10.0000 to 10.9999	1	83,654	0.13	83,654	602	80.00	33.00
Total:	**329**	**$63,557,756**	**100.00%**	**$193,185**	**601**	**78.52%**	**40.49%**

As of the cut-off Date, the weighted average note margin of the Group I Loans will be approximately 5.6629% per annum.

Notional Credit Classification

Notional Credit Classification	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
A- (non-IO)	434	$72,413,771	89.23%	$166,852	601	78.61%	41.17%
A- (IO)	29	8,738,444	10.77	301,326	601	76.10	38.33
Total:	**463**	**$81,152,216**	**100.00%**	**$175,275**	**601**	**78.34%**	**40.70%**

IO Term of the Group I Loans

IO Terms (months)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
0	434	$72,413,771	89.23%	$166,852	601	78.61%	41.17%
60	23	5,780,904	7.12	251,344	597	78.53	40.47
84	3	1,997,392	2.46	665,797	611	70.86	21.00
120	3	960,148	1.18	320,049	604	72.40	36.00
Total:	**463**	**$81,152,216**	**100.00%**	**$175,275**	**601**	**78.34%**	**40.70%**

Deliquency of the Group I Loans

Delinquency	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Current	427	$75,081,237	92.52%	$175,834	601	78.07%	39.85%
31-60	36	6,070,979	7.48	168,638	603	81.74	45.87
Total:	463	$81,152,216	100.00%	$175,275	601	78.34%	40.70%

Top 5 Zip Codes of the Group I Loans

Top 5 Zip Codes	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
75093	1	$992,084	1.22%	$992,084	609	68.97%	0.00%
77019	1	990,421	1.22	990,421	607	66.67	0.00
93108	1	838,895	1.03	838,895	618	70.00	28.00
91792	2	747,252	0.92	373,626	611	82.86	49.01
20176	1	715,050	0.88	715,050	615	79.98	0.00
Other	457	76,868,513	94.72	168,202	601	78.65	40.81
Total:	463	$81,152,216	100.00%	$175,275	601	78.34%	40.70%

ABS New Transaction

Computational Materials

$[181,857,000] (approximate)
Mortgage Asset-Backed Pass-Through Certificates, RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about October 5, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[183,693,000] senior/subordinate ABS overcollateralization structure
	Group II	$[303,147,000] senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch (Group II only)

October 3, 2005

(Part II of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
500 to 519	1	$79,231	0.57%	$79,231	506	79.93%	0.00%
520 to 539	2	138,490	0.99	69,245	527	35.15	43.32
540 to 559	6	448,526	3.20	74,754	553	75.32	33.78
560 to 579	8	1,448,582	10.34	181,073	565	72.28	30.21
580 to 599	21	2,309,435	16.48	109,973	586	80.25	37.42
600 to 619	27	4,210,568	30.04	155,947	609	75.04	29.36
620 to 639	31	3,203,116	22.86	103,326	631	72.02	30.68
640 to 659	5	133,390	0.95	26,678	653	72.05	27.76
660 to 679	10	248,236	1.77	24,824	667	81.79	27.41
680 to 699	7	225,853	1.61	32,265	691	80.82	37.82
700 to 719	7	221,846	1.58	31,692	709	78.22	32.28
720 to 739	12	494,145	3.53	41,179	727	77.42	25.81
740 to 759	4	330,714	2.36	82,678	751	83.20	34.94
760 or greater	15	484,654	3.46	32,310	792	74.73	32.66
Not Available	1	38,079	0.27	38,079	0	75.15	0.00
Total:	157	$14,014,865	100.00%	$89,267	621	75.07%	31.89%

*For substantially all of the Group I Loans, the Credit Score was updated prior to cut-off date.

As of the cut-off date, the weighted average Credit Score of the Group I Loans will be approximately 621.

Original Mortgage Loan Principal Balances of the Group I Loans

Range of Original Mortg Loan Principal Balance	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
$1 to $100,000	124	$5,154,957	36.78%	$41,572	640	79.94%	34.88%
$100,001 to $200,000	14	1,913,516	13.65	136,680	621	73.94	32.1
$200,001 to $300,000	8	1,959,137	13.98	244,892	623	58.32	24.78
$300,001 to $400,000	5	1,731,483	12.35	346,297	613	73	23.47
$400,001 to $500,000	3	1,312,181	9.36	437,394	609	74.37	34.63
$500,001 to $600,000	1	504,914	3.6	504,914	586	79.5	50
$600,001 to $700,000	1	614,865	4.39	614,865	611	74.73	0
$800,001 to $900,000	1	823,810	5.88	823,810	560	90	29
Total:	157	$14,014,865	100.00%	$89,267	621	75.07%	31.89%

Net Mortgage Rates of the Group I Loans

Range of Net Mortgage Rates (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
4.0000 to 4.4999	2	$152,150	1.09%	$76,075	638	79.39%	27.00%
4.5000 to 4.9999	1	208,232	1.49	208,232	567	35.29	0.00
5.0000 to 5.4999	8	647,903	4.62	80,988	666	59.66	22.97
5.5000 to 5.9999	11	1,410,573	10.06	128,234	615	57.48	33.25
6.0000 to 6.4999	9	2,404,715	17.16	267,191	605	71.67	33.97
6.5000 to 6.9999	10	2,585,811	18.45	258,581	608	83.98	34.14
7.0000 to 7.4999	17	1,470,970	10.5	86,528	626	74.96	37.31
7.5000 to 7.9999	13	1,286,243	9.18	98,942	615	78.72	17.38
8.0000 to 8.4999	28	965,030	6.89	34,465	649	79.80	31.50
8.5000 to 8.9999	15	810,410	5.78	54,027	647	82.00	24.25
9.0000 to 9.4999	26	1,251,163	8.93	48,122	628	81.00	37.94
9.5000 to 9.9999	6	325,713	2.32	54,285	633	81.74	34.34
10.0000 to 10.4999	4	88,458	0.63	22,115	638	72.63	48.03
10.5000 to 10.9999	4	296,995	2.12	74,249	604	89.54	43.53
11.0000 to 11.4999	1	47,780	0.34	47,780	553	75.00	30.00
12.0000 to 12.4999	1	13,728	0.1	13,728	723	28.50	0.00
12.5000 to 12.9999	1	48,991	0.35	48,991	597	70.00	0.00
Total:	**157**	**$14,014,865**	**100.00%**	**$89,267**	**621**	**75.07%**	**31.89%**

As of the Cut-off Date, the weighted average Net Mortgage Rate of the Group I Loans will approximately 7.2925% per annum.

Current Loan-to-Value Ratios of the Group I Loans

Range of Current Loan-to-Value Ratios (%	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
50.00 or less	28	$2,124,711	15.16%	$75,883	627	46.73%	29.49%
50.01 to 55.00	13	547,803	3.91	42,139	681	65.29	27.59
55.01 to 60.00	7	847,145	6.04	121,021	611	63.86	24.38
60.01 to 65.00	6	128,885	0.92	21,481	656	81.77	26.36
65.01 to 70.00	12	1,059,620	7.56	88,302	591	70.18	43.39
70.01 to 75.00	21	2,011,914	14.36	95,805	621	75.73	13.37
75.01 to 80.00	37	3,332,998	23.78	90,081	623	80.1	36.86
80.01 to 85.00	9	754,741	5.39	83,860	623	85.98	42.42
85.01 to 90.00	21	2,555,293	18.23	121,681	612	89.97	27.91
90.01 to 95.00	1	464,801	3.32	464,801	639	95	39
95.01 to 100.00	1	127,191	0.91	127,191	582	99.38	50
100.01 or greater	1	59,763	0.43	59,763	620	117.65	0
Total:	**157**	**$14,014,865**	**100.00%**	**$89,267**	**621**	**75.07%**	**31.89%**

The weighted average current loan-to-value ratio of the Group I Loans will be approximately 71.82%.

Geographic Distributions of Mortgaged Properties of the Group I Loans

Geographic Distribution	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
California	14	$2,971,409	21.20%	$212,244	596	72.80%	25.79%
Ohio	39	1,698,786	12.12	43,559	634	80.22	25.67
New York	7	1,529,869	10.92	218,553	597	64.26	33.65
New Jersey	6	822,193	5.87	137,032	642	77.52	24.97
North Carolina	4	773,038	5.52	193,259	610	73.83	39.37
District of Columbia	3	754,874	5.39	251,625	614	75.29	38.90
Florida	12	673,935	4.81	56,161	618	80.80	33.04
Hawaii	2	632,105	4.51	316,052	585	83.50	50.00
Other	70	4,158,656	29.67	59,409	647	76.04	32.36
Total:	**157**	**$14,014,865**	**100.00%**	**$89,267**	**621**	**75.07%**	**31.89%**

* Other includes other states and the District of Columbia with under 3% concentrations individually.

No more than approximately 5.88% of the Group I Loans will be secured by mortgaged properties located in any one zip code.

Mortgage Loan Purpose of the Group I Loans

Mortgage Loan Purpose	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Purchase	91	$7,439,758	53.08%	$81,756	623	80.58%	35.64%
Rate/Term Refinance	13	717,225	5.12	55,171	625	67.27	40.31
Equity Refinance	53	5,857,882	41.80	110,526	617	69.02	26.54
Total:	157	$14,014,865	100.00%	$89,267	621	75.07%	31.89%

Occupancy Types of the Group I Loans

Occupancy Types	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Non-Owner Occupied	157	$14,014,865	100.00%	$89,267	621	75.07%	31.89%
Total:	157	$14,014,865	100.00%	$89,267	621	75.07%	31.89%

Mortgaged Property Types of the Group I Loans

Mortgaged Property Ty	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Single-family detached	102	$9,339,097	66.64%	$91,560	616	73.18%	32.61%
Two- to four- family units	34	3,216,443	22.95	94,601	627	78.79	27.23
Condo Low-Rise (less tha	11	1,158,723	8.27	105,338	629	79.68	37.16
Condo High-Rise (9 storie	3	127,033	0.91	42,344	639	80.00	0.00
Planned Unit Developme	4	117,162	0.84	29,291	676	78.86	31.90
Townhouse	3	56,406	0.4	18,802	674	61.60	29.64
Total:	157	$14,014,865	100.00%	$89,267	621	75.07%	31.89%

Mortgage Rates of the Group I Loans

Range of Mortgage Rates (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
4.5001 to 5.0000	2	$152,150	1.09%	$76,075	638	79.39%	27.00%
5.0001 to 5.5000	2	248,749	1.77	124,374	607	37.69	51.00
5.5001 to 6.0000	11	1,060,996	7.57	96,454	628	57.32	20.39
6.0001 to 6.5000	7	956,963	6.83	136,709	627	59.45	33.25
6.5001 to 7.0000	12	2,703,635	19.29	225,303	619	73.57	33.94
7.0001 to 7.5000	9	2,328,416	16.61	258,713	592	83.46	34.13
7.5001 to 8.0000	18	1,486,915	10.61	82,606	628	74.33	36.98
8.0001 to 8.5000	18	1,415,770	10.1	78,654	629	78.51	19.37
8.5001 to 9.0000	22	849,433	6.06	38,611	627	80.68	30.45
9.0001 to 9.5000	14	781,977	5.58	55,856	654	82.98	20.49
9.5001 to 10.0000	27	1,343,488	9.59	49,759	626	81.62	38.64
10.0001 to 10.5000	3	115,430	0.82	38,477	649	74.97	21.00
10.5001 to 11.0000	6	226,963	1.62	37,827	621	73.43	43.00
11.0001 to 11.5000	3	233,481	1.67	77,827	608	94.86	45.58
11.5001 to 12.0000	1	47,780	0.34	47,780	553	75.00	30.00
12.0001 to 12.5000	1	13,728	0.1	13,728	723	28.50	0.00
13.0001 to 13.5000	1	48,991	0.35	48,991	597	70.00	0.00
Total:	157	$14,014,865	100.00%	$89,267	621	75.07%	31.89%

As of the Cut-off Date, the weighted average mortgage rate of the Group I Loans will be approximately 7.7776% per annum.

Original Loan-to-Value Ratios of the Group I Loans

Range of Original Loan-to-Value Ratios (%	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
50.00 or less	11	$1,701,438	12.14%	$154,676	615	41.24%	27.66%
50.01 to 55.00	3	302,985	2.16	100,995	610	51.48	24.34
55.01 to 60.00	4	613,635	4.38	153,409	606	56.95	21.70
60.01 to 65.00	3	67,185	0.48	22,395	781	63.46	21.10
65.01 to 70.00	16	1,174,670	8.38	73,417	618	69.53	44.07
70.01 to 75.00	20	1,927,987	13.76	96,399	621	74.84	18.81
75.01 to 80.00	56	4,022,904	28.70	71,838	628	79.73	36.72
80.01 to 85.00	7	627,999	4.48	89,714	597	85.00	41.12
85.01 to 90.00	33	2,915,517	20.80	88,349	619	89.95	29.02
90.01 to 95.00	1	464,801	3.32	464,801	639	95.00	39.00
95.01 to 100.00	2	135,980	0.97	67,990	583	99.27	50.00
100.01 or greater	1	59,763	0.43	59,763	620	117.65	0.00
Total:	157	$14,014,865	100.00%	$89,267	621	75.07%	31.89%

The weighted average loan-to-value ratio at origination of the Group I Loans will be approximately 75.07%.

Mortgage Loan Documentation Types of the Group I Loans

Mortgage Loan Documentation Types	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Reduced Documentation	54	$7,263,937	51.83%	$134,517	605	74.58%	33.91%
Full Documentation	103	6,750,928	48.17	65,543	638	75.59	29.55
Total:	157	$14,014,865	100.00%	$89,267	621	75.07%	31.89%

No more than approximately 27.4% of such reduced loan documentation mortgage loans will be secured by mortgaged properties located in California.

Seasoning of the Group I Loans

Range of Seasoning (in Months)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
1 - 12	49	$7,800,481	55.66%	$159,193	617	72.21%	28.10%
13 - 24	14	2,569,572	18.33	183,541	591	82.22	37.08
25 - 36	1	81,383	0.58	81,383	610	90.00	41.00
37 - 48	1	52,019	0.37	52,019	616	80.00	36.00
61 - 72	15	548,432	3.91	36,562	641	81.03	36.14
73 - 84	50	2,005,260	14.31	40,105	641	73.64	36.24
85 - 96	19	519,624	3.71	27,349	683	76.31	33.58
97 or greater	8	438,094	3.13	54,762	683	78.13	34.82
Total:	157	$14,014,865	100.00%	$89,267	621	75.07%	31.89%

As of the cut-off Date, the weighted average seasoning of the Group I Loans will be approximately 30 months.

Original Prepayment Penalty Term of the Group I Loans

Original Prepaymetn Penalty Term	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
None	79	$6,922,779	49.40%	$87,630	624	74.49%	30.93%
12 Months	2	414,144	2.96	207,072	642	48.67	38.00
24 Months	23	3,190,206	22.76	138,705	606	81.53	32.87
36 Months	21	2,225,825	15.88	105,992	608	69.65	31.49
60 Months	32	1,261,911	9.00	39,435	654	80.08	45.69
Total:	157	$14,014,865	100.00%	$89,267	621	75.07%	31.89%

Maximum Mortgage Rates of the Group I Mortgage Loans

Range of Maximum Mortgage Rat	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
8.0000 to 8.9999	1	$208,232	2.30%	$208,232	567	35.29%	0.00%
9.0000 to 9.9999	1	13,191	0.15	13,191	649	72.97	27.00
10.0000 to 10.9999	1	50,934	0.56	50,934	589	50.69	23.00
11.0000 to 11.9999	6	694,677	7.67	115,779	652	68.93	16.65
12.0000 to 12.9999	2	166,506	1.84	83,253	692	79.33	0.00
13.0000 to 13.9999	12	2,072,226	22.89	172,686	615	73.68	30.48
14.0000 to 14.9999	23	3,525,312	38.94	153,274	600	81.37	29.10
15.0000 to 15.9999	36	1,939,660	21.42	53,879	631	80.49	29.73
16.0000 to 16.9999	5	243,692	2.69	48,738	632	80.93	36.34
17.0000 to 17.9999	1	63,513	0.7	63,513	589	70.00	36.00
18.0000 to 18.9999	1	26,990	0.3	26,990	598	58.50	21.00
19.0000 to 19.9999	1	48,991	0.54	48,991	597	70.00	0.00
Total:	90	$9,053,924	100.00%	$100,599	616	76.96%	28.53%

As of the cut-off Date, the weighted average maximum mortgage rate of the Group I Loans will be approximately 14.1311% per annum.

Next Interest Rate Adjustment Dates of the Group I Loans

Next Interest Rate Adju	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
October 2005	8	$616,565	6.81%	$77,071	597	60.44%	22.31%
November 2005	4	105,316	1.16	26,329	709	74.08	32.63
December 2005	4	173,999	1.92	43,500	653	73.01	51.00
January 2006	5	988,237	10.92	197,647	579	88.83	30.53
February 2006	4	171,102	1.89	42,776	648	76.28	36.00
April 2006	4	173,820	1.92	43,455	615	84.57	0.00
May 2006	6	268,071	2.96	44,678	642	81.62	47.50
June 2006	6	266,638	2.95	44,440	674	81.52	0.00
July 2006	4	219,304	2.42	54,826	669	75.10	0.00
August 2006	5	338,412	3.74	67,682	601	78.62	50.00
September 2006	6	361,617	3.99	60,269	608	73.88	29.37
October 2006	1	390,856	4.32	390,856	613	74.99	5.00
November 2006	2	363,669	4.02	181,835	618	80.00	49.22
December 2006	3	342,411	3.78	114,137	616	63.94	25.81
January 2007	7	1,292,221	14.27	184,603	596	78.41	28.46
February 2007	6	984,776	10.88	164,129	621	89.39	33.91
March 2007	3	332,793	3.68	110,931	618	84.30	37.68
April 2007	1	67,330	0.74	67,330	580	90.00	0.00
May 2007	1	187,149	2.07	187,149	619	75.00	0.00
September 2007	1	43,048	0.48	43,048	653	80.00	16.00
October 2007	1	416,093	4.60	416,093	604	55.85	19.00
December 2007	1	55,925	0.62	55,925	633	75.00	28.00
February 2008	1	289,835	3.20	289,835	627	49.32	15.00
March 2008	1	105,579	1.17	105,579	619	44.87	0.00
April 2008	2	217,336	2.40	108,668	622	87.99	0.00
March 2009	1	13,191	0.15	13,191	649	72.97	27.00
August 2009	1	189,613	2.09	189,613	725	80.00	14.00
April 2010	1	79,017	0.87	79,017	587	90.00	0.00
Total:	90	$9,053,924	100.00%	$100,599	616	76.96%	28.53%

As of the cut-off Date, the weighted average Months to Next Interest Rate Adjustment Date of the Group I Loans will be approximately 14 months.

Note Margins of the Group I Mortgage Loans

Range of Note Margins (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
2.0000 to 2.9999	11	$1,212,293	13.39%	$110,208	624	63.96%	23.04%
3.0000 to 3.9999	9	426,333	4.71	47,370	702	73.31	38.55
4.0000 to 4.9999	28	1,216,334	13.43	43,440	638	80.88	0.00
5.0000 to 5.9999	7	933,890	10.31	133,413	619	71.32	37.60
6.0000 to 6.9999	25	4,533,785	50.08	181,351	599	80.85	26.48
7.0000 to 7.9999	9	649,906	7.18	72,212	614	75.59	30.59
8.0000 to 8.9999	1	81,383	0.9	81,383	610	90.00	41.00
Total:	**90**	**$9,053,924**	**100.00%**	**$100,599**	**616**	**76.96%**	**28.53%**

As of the cut-off Date, the weighted average note margin of the Group I Loans will be approximately 5.3620% per annum.

Notional Credit Classification

Notional Credit Classifi	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Prime (non-IO)	53	$1,967,544	14.04%	$37,123	734	78.82%	30.91%
Prime (IO)	1	22,000	0.16	22,000	728	62.86	18.00
Alt A (non-IO)	33	3,030,845	21.63	91,844	632	70.69	29.86
Insured (non-IO)	7	330,747	2.36	47,250	598	87.05	37.12
A- (non-IO)	44	6,312,777	45.04	143,472	601	76.83	32.41
Subprime (non-IO)	19	2,350,952	16.77	123,734	566	71.25	32.85
Total:	**157**	**$14,014,865**	**100.00%**	**$89,267**	**621**	**75.07%**	**31.89%**

Interest Only By Term of the Group I Loans

Notional Credit Classifi	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
0	156	$13,992,865	99.84%	$89,698	621	75.09%	31.93%
84	1	22,000	0.16	22,000	728	62.86	18.00
Total:	**157**	**$14,014,865**	**100.00%**	**$89,267**	**621**	**75.07%**	**31.89%**

Delinquency of the Group I Loans

Notional Credit Classifi	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
<= 30	150	$13,023,214	92.92%	$86,821	621	73.98%	31.50%
31 >=	7	991,651	7.08	141,664	613	89.39	35.04
Total:	157	$14,014,865	100.00%	$89,267	621	75.07%	31.89%

Top 5 Zip Code Concentrations

Notional Credit Classifi	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
92651	1	$823,810	5.88%	$823,810	560	90.00%	29.00%
96701	2	632,105	4.51	316,052	585	83.50	50.00
28460	1	614,865	4.39	614,865	611	74.73	0.00
20001	1	464,801	3.32	464,801	639	95.00	39.00
11221	1	431,287	3.08	431,287	580	70.00	45.00
Other	151	11,047,997	78.83	73,166	629	72.85	29.19
Total:	157	$14,014,865	100.00%	$89,267	621	75.07%	31.89%

ABS New Transaction

Computational Materials

$[181,857,000] (approximate)
Mortgage Asset-Backed Pass-Through Certificates, RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about October 5, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[183,693,000] senior/subordinate ABS overcollateralization structure
	Group II	$[303,147,000] senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch (Group II only)

October 3, 2005

(Part II of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
500 to 519	1	$377,359	0.36%	$377,359	513	75.00%	0.00%
520 to 539	12	1,790,816	1.72	149,235	533	88.10	40.38
540 to 559	33	4,414,330	4.24	133,768	553	71.81	39.55
560 to 579	42	5,936,603	5.70	141,348	569	65.58	38.85
580 to 599	150	24,003,960	23.04	160,026	590	78.57	40.59
600 to 619	159	29,777,656	28.59	187,281	609	78.09	39.07
620 to 639	140	25,190,293	24.18	179,931	629	75.07	40.67
640 to 659	25	3,460,490	3.32	138,420	651	86.12	34.03
660 to 679	20	2,051,316	1.97	102,566	669	82.18	57.11
680 to 699	10	1,944,832	1.87	194,483	690	90.84	45.71
700 to 719	7	542,111	0.52	77,444	707	99.86	48.80
720 to 739	13	1,372,659	1.32	105,589	726	88.58	40.71
740 to 759	10	1,348,843	1.29	134,884	750	97.23	48.82
760 or greater	16	1,934,549	1.86	120,909	779	81.06	40.75
Not Available	1	24,057	0.02	24,057	0	46.90	0.00
Total:	**639**	**$104,169,874**	**100.00%**	**$163,020**	**614**	**77.79%**	**40.49%**

*For substantially all of the Group I Loans, the Credit Score was updated prior to cut-off date.

As of the cut-off date, the weighted average Credit Score of the Group I Loans will be approximately 614.

Original Mortgage Loan Principal Balances of the Group I Loans

Range of Original Mortg Loan Principal Balances	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
$1 to $100,000	253	$14,592,801	14.01%	$57,679	616	77.07%	38.13%
$100,001 to $200,000	203	28,426,659	27.29	140,033	609	77.91	40.87
$200,001 to $300,000	93	22,840,752	21.93	245,599	612	78.12	40.9
$300,001 to $400,000	47	16,213,870	15.56	344,976	609	80.38	42.56
$400,001 to $500,000	29	13,038,988	12.52	449,620	626	80.66	41.75
$500,001 to $600,000	10	5,777,640	5.55	577,764	633	71.61	35.7
$600,001 to $700,000	2	1,252,310	1.2	626,155	621	75.24	56
$800,001 to $900,000	1	838,895	0.81	838,895	618	70	28
$1,000,001 or greater	1	1,187,960	1.14	1,187,960	625	48.48	35
Total:	639	**$104,169,874**	**100.00%**	**$163,020**	614	**77.79%**	**40.49%**

Net Mortgage Rates of the Group I Loans

Range of Net Mortgage Rates (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
3.5000 to 3.9999	1	$84,726	0.08%	$84,726	615	92.86%	36.00%
4.0000 to 4.4999	6	1,353,309	1.3	225,551	690	72.05	32.04
4.5000 to 4.9999	15	4,954,669	4.76	330,311	609	76.37	28.96
5.0000 to 5.4999	45	11,953,338	11.47	265,630	633	74.30	41.97
5.5000 to 5.9999	55	11,447,387	10.99	208,134	616	78.12	40.65
6.0000 to 6.4999	66	12,750,962	12.24	193,196	626	80.17	42.24
6.5000 to 6.9999	57	12,050,281	11.57	211,408	612	78.97	44.53
7.0000 to 7.4999	88	14,593,310	14.01	165,833	612	78.73	36.01
7.5000 to 7.9999	75	9,594,555	9.21	127,927	603	76.92	36.09
8.0000 to 8.4999	68	9,451,129	9.07	138,987	607	74.94	43.28
8.5000 to 8.9999	45	6,530,099	6.27	145,113	596	78.83	46.39
9.0000 to 9.4999	38	4,036,721	3.88	106,229	598	76.91	40.28
9.5000 to 9.9999	19	1,914,916	1.84	100,785	594	84.83	42.77
10.0000 to 10.4999	27	1,860,400	1.79	68,904	611	79.90	41.14
10.5000 to 10.9999	10	565,042	0.54	56,504	623	81.98	41.16
11.0000 to 11.4999	7	413,384	0.4	59,055	634	88.61	59.10
11.5000 to 11.9999	3	110,661	0.11	36,887	598	77.84	38.00
12.0000 to 12.4999	4	226,378	0.22	56,595	607	92.66	48.23
12.5000 to 12.9999	4	146,321	0.14	36,580	595	67.00	0.00
13.0000 to 13.4999	4	108,588	0.1	27,147	639	65.18	0.00
14.5000 to 14.9999	2	23,699	0.02	11,849	613	87.06	0.00
Total:	639	$104,169,874	100.00%	$163,020	614	77.79%	40.49%

As of the Cut-off Date, the weighted average Net Mortgage Rate of the Group I Loans will approximately 7.0243% per annum.

Mortgage Rates of the Group I Loans

Range of Mortgage Rates (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
4.0001 to 4.5000	1	$84,726	0.08%	$84,726	615	92.86%	36.00%
4.5001 to 5.0000	6	1,353,309	1.3	225,551	690	72.05	32.04
5.0001 to 5.5000	20	7,215,596	6.93	360,780	615	71.53	33.16
5.5001 to 6.0000	43	10,001,852	9.6	232,601	633	76.33	42.75
6.0001 to 6.5000	52	10,672,930	10.25	205,249	618	79.86	41.58
6.5001 to 7.0000	69	13,582,038	13.04	196,841	624	79.70	42.18
7.0001 to 7.5000	56	12,159,723	11.67	217,138	613	78.42	43.46
7.5001 to 8.0000	96	14,473,076	13.89	150,761	612	78.74	36.49
8.0001 to 8.5000	72	9,746,293	9.36	135,365	604	76.48	36.27
8.5001 to 9.0000	60	8,920,033	8.56	148,667	605	75.69	43.79
9.0001 to 9.5000	45	6,550,432	6.29	145,565	596	78.83	46.39
9.5001 to 10.0000	37	4,005,007	3.84	108,243	597	76.90	40.28
10.0001 to 10.5000	19	1,864,069	1.79	98,109	593	84.96	42.81
10.5001 to 11.0000	30	1,979,214	1.9	65,974	612	79.34	40.29
11.0001 to 11.5000	9	532,546	0.51	59,172	623	83.73	42.79
11.5001 to 12.0000	7	413,384	0.4	59,055	634	88.61	59.10
12.0001 to 12.5000	3	110,661	0.11	36,887	598	77.84	38.00
12.5001 to 13.0000	4	226,378	0.22	56,595	607	92.66	48.23
13.0001 to 13.5000	5	164,854	0.16	32,971	621	68.46	0.00
13.5001 to 14.0000	3	90,055	0.09	30,018	601	62.13	0.00
15.0001 to 15.5000	2	23,699	0.02	11,849	613	87.06	0.00
Total:	639	$104,169,874	100.00%	$163,020	614	77.79%	40.49%

As of the Cut-off Date, the weighted average mortgage rate of the Group I Loans will be approximately 7.5456% per annum.

Original Loan-to-Value Ratios of the Group I Loans

Range of Original Loan-to-Value Ratios (%	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
50.00 or less	38	$5,556,699	5.33%	$146,229	613	41.41%	32.33%
50.01 to 55.00	12	1,677,231	1.61	139,769	584	52.61	25.39
55.01 to 60.00	31	4,910,538	4.71	158,404	596	58.08	32.40
60.01 to 65.00	33	4,533,709	4.35	137,385	597	63.73	38.62
65.01 to 70.00	56	9,046,373	8.68	161,542	617	68.60	36.24
70.01 to 75.00	81	13,169,292	12.64	162,584	607	73.58	43.37
75.01 to 80.00	120	20,488,405	19.67	170,737	606	79.21	41.05
80.01 to 85.00	98	16,305,928	15.65	166,387	608	84.04	43.71
85.01 to 90.00	110	20,486,093	19.67	186,237	621	89.31	43.04
90.01 to 95.00	33	5,194,475	4.99	157,408	681	94.01	42.05
95.01 to 100.00	13	779,941	0.75	59,995	684	99.82	46.55
100.01 or greater	14	2,021,191	1.94	144,371	638	114.71	53.70
Total:	639	$104,169,874	100.00%	$163,020	614	77.79%	40.49%

The weighted average loan-to-value ratio at origination of the Group I Loans will be approximately 77.79%.

Current Loan-to-Value Ratios of the Group I Loans

Range of Current Loan-to-Value Ratios (%	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
50.00 or less	65	$6,298,230	6.05%	$96,896	618	44.40%	32.52%
50.01 to 55.00	21	2,878,363	2.76	137,065	597	56.57	27.15
55.01 to 60.00	33	4,730,282	4.54	143,342	591	60.08	34.2
60.01 to 65.00	38	5,279,099	5.07	138,924	597	65.14	39.88
65.01 to 70.00	52	8,700,067	8.35	167,309	619	69.26	35.01
70.01 to 75.00	78	12,548,265	12.05	160,875	606	74.19	44.5
75.01 to 80.00	98	20,252,309	19.44	206,656	605	79.41	40.77
80.01 to 85.00	97	15,915,565	15.28	164,078	608	84.42	45.25
85.01 to 90.00	103	19,900,026	19.1	193,204	622	89.39	43.08
90.01 to 95.00	29	4,880,220	4.68	168,283	679	94.21	42.05
95.01 to 100.00	13	944,936	0.91	72,687	675	100.44	46.2
100.01 or greater	12	1,842,513	1.77	153,543	638	115.84	56
Total:	**639**	**$104,169,874**	**100.00%**	**$163,020**	**614**	**77.79%**	**40.49%**

The weighted average current loan-to-value ratio of the Group I Loans will be approximately 76.56%.

Geographic Distributions of Mortgaged Properties of the Group I Loans

Geographic Distribution	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
California	85	$21,659,678	20.79%	$254,820	609	74.88%	41.09%
New York	50	12,453,840	11.96	249,077	624	73.17	42.71
Florida	59	7,219,378	6.93	122,362	599	74.59	42.21
Maryland	28	4,978,720	4.78	177,811	607	79.52	39.26
Georgia	33	4,924,330	4.73	149,222	627	81.58	29.09
Illinois	26	4,711,630	4.52	181,217	620	73.08	38.11
Massachusetts	16	4,591,448	4.41	286,965	605	84.17	26.88
New Jersey	24	4,570,394	4.39	190,433	613	74.38	35.58
Other	318	39,060,457	37.5	122,832	617	80.98	42.19
Total:	**639**	**$104,169,874**	**100.00%**	**$163,020**	**614**	**77.79%**	**40.49%**

* Other includes other states and the District of Columbia with under 3% concentrations individually.

No more than approximately 1.14% of the Group I Loans will be secured by mortgaged properties located in any one zip code.

Mortgage Loan Purpose of the Group I Loans

Mortgage Loan Purpose	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Equity Refinance	639	$104,169,874	100.00%	$163,020	614	77.79%	40.49%
Total:	639	$104,169,874	100.00%	$163,020	614	77.79%	40.49%

Occupancy Types of the Group I Loans

Occupancy Types	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Primary Residence	582	$97,999,286	94.08%	$168,384	614	78.33%	41.67%
Second/Vacation	4	$312,706	30.00%	$78,177	606	7231.00%	2900.00%
Non-Owner Occupied	53	$5,857,882	562.00%	$110,526	617	6902.00%	2654.00%
Total:	639	$104,169,874	100.00%	$163,020	614	77.79%	40.49%

Mortgaged Property Types of the Group I Loans

Mortgaged Property Ty	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Single-family detached	540	$85,097,690	81.69%	$157,588	614	78.19%	40.76%
Two- to four- family units	47	10,360,292	9.95	220,432	616	73.99	40.17
Planned Unit Developme	17	3,073,260	2.95	180,780	623	82.56	41.47
Condo Low-Rise (less tha	17	2,983,650	2.86	175,509	615	78.89	35.99
Planned Unit Developme	10	1,540,417	1.48	154,042	620	75.73	36.96
Co-op	1	599,843	0.58	599,843	600	66.67	0.00
Manufactured Home	5	458,344	0.44	91,669	638	70.77	47.12
Townhouse	2	56,379	0.05	28,190	557	75.00	11.00
Total:	639	$104,169,874	100.00%	$163,020	614	77.79%	40.49%

Mortgage Loan Documentation Types of the Group I Loans

Mortgage Loan Documentation Types	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Full Documentation	426	$67,304,593	64.61%	$157,992	615	79.12%	42.13%
Reduced Documentation	213	36,865,281	35.39	173,076	613	75.35	37.81
Total:	**639**	**$104,169,874**	**100.00%**	**$163,020**	**614**	**77.79%**	**40.49%**

No more than approximately 22.8% of such reduced loan documentation mortgage loans will be secured by mortgaged properties located in California.

Seasoning of the Group I Loans

Range of Seasoning (in Months)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
1 - 12	418	$77,381,578	74.28%	$185,123	612	77.91%	41.01%
13 - 24	89	15,609,576	14.98	175,388	628	81.05	42.52
25 - 36	12	2,129,744	2.04	177,479	612	74.68	36.04
37 - 48	5	1,671,390	1.60	334,278	586	64.42	28.11
49 - 60	7	1,508,988	1.45	215,570	610	73.32	28.63
61 - 72	32	2,112,406	2.03	66,013	610	79.21	39.10
73 - 84	38	1,938,578	1.86	51,015	614	72.03	33.91
85 - 96	16	1,008,566	0.97	63,035	610	69.16	35.28
97 or greater	22	809,048	0.78	36,775	622	67.37	44.02
Total:	**639**	**$104,169,874**	**100.00%**	**$163,020**	**614**	**77.79%**	**40.49%**

As of the cut-off Date, the weighted average seasoning of the Group I Loans will be approximately 15 months.

Original Prepayment Penalty Term of the Group I Loans

Original Prepaymetn Penalty Term	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
None	311	$50,833,900	48.80%	$163,453	617	75.79%	37.89%
12 Months	18	3,443,875	3.31	191,326	645	78.49	45.03
24 Months	87	17,550,514	16.85	201,730	609	79.98	43.13
36 Months	204	30,582,839	29.36	149,916	611	79.95	42.18
60 Months	17	1,437,747	1.38	84,573	599	75.31	35.90
Other	2	320,998	0.31	160,499	609	70.88	35.00
Total:	**639**	**$104,169,874**	**100.00%**	**$163,020**	**614**	**77.79%**	**40.49%**

Maximum Mortgage Rates of the Group I Mortgage Loans

Range of Maximum Mortgage Rat	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
0.0000 to 0.9999	2	$56,211	0.07%	$28,105	683	83.95%	0.00%
9.0000 to 9.9999	3	1,002,495	1.2	334,165	709	69.63	28.83
10.0000 to 10.9999	2	1,272,686	1.52	636,343	624	51.43	35.07
11.0000 to 11.9999	24	7,224,954	8.64	301,040	615	75.57	35.00
12.0000 to 12.9999	80	17,803,473	21.29	222,543	624	80.99	43.08
13.0000 to 13.9999	110	23,690,358	28.34	215,367	614	78.33	40.77
14.0000 to 14.9999	108	18,263,331	21.84	169,105	602	77.60	41.52
15.0000 to 15.9999	73	10,488,399	12.54	143,677	596	75.91	41.66
16.0000 to 16.9999	23	3,014,129	3.61	131,049	595	80.53	42.17
17.0000 to 17.9999	8	497,347	0.59	62,168	619	78.02	40.20
18.0000 to 18.9999	5	195,495	0.23	39,099	601	75.54	48.63
19.0000 to 19.9999	3	97,617	0.12	32,539	614	67.62	0.00
Total:	**441**	**$83,606,495**	**100.00%**	**$189,584**	**612**	**77.74%**	**40.48%**

As of the cut-off Date, the weighted average maximum mortgage rate of the Group I Loans will be approximately 13.6771% per annum.

Next Interest Rate Adjustment Dates of the Group I Loans

Next Interest Rate Adjus	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
October 2005	10	$1,725,785	2.06%	$172,578	608	64.31%	30.45%
November 2005	6	750,922	0.90	125,154	640	77.96	26.47
December 2005	7	704,373	0.84	100,625	636	76.74	33.75
January 2006	7	399,779	0.48	57,111	593	80.65	33.07
February 2006	10	1,890,425	2.26	189,042	598	81.32	40.53
March 2006	6	915,019	1.09	152,503	578	77.22	45.96
April 2006	7	1,225,704	1.47	175,101	595	76.81	36.98
May 2006	2	421,959	0.50	210,980	602	92.27	46.89
June 2006	5	676,298	0.81	135,260	592	85.24	41.54
July 2006	10	1,421,787	1.70	142,179	602	80.82	41.48
August 2006	13	2,469,690	2.95	189,976	637	82.31	41.54
September 2006	20	2,885,616	3.45	144,281	618	80.99	37.25
October 2006	10	2,419,810	2.89	241,981	619	79.70	35.49
November 2006	12	1,928,893	2.31	160,741	603	77.32	44.39
December 2006	60	11,087,583	13.26	184,793	606	77.32	44.01
January 2007	72	14,238,374	17.03	197,755	608	77.25	40.47
February 2007	57	11,494,887	13.75	201,665	606	77.95	44.25
March 2007	28	5,445,709	6.51	194,490	613	77.90	44.35
April 2007	36	7,762,819	9.28	215,634	605	79.26	39.02
May 2007	9	1,773,184	2.12	197,020	610	80.64	43.21
June 2007	5	1,415,880	1.69	283,176	643	79.91	53.76
July 2007	3	700,608	0.84	233,536	648	85.15	48.78
August 2007	4	588,896	0.70	147,224	601	79.73	40.83
September 2007	2	287,762	0.34	143,881	650	84.25	36.41
October 2007	3	702,116	0.84	234,039	602	64.70	27.77
November 2007	2	336,488	0.40	168,244	624	87.05	30.89
December 2007	1	11,380	0.01	11,380	657	80.00	0.00
January 2008	3	709,367	0.85	236,456	594	73.13	28.17
February 2008	2	326,367	0.39	163,183	602	63.16	42.21
March 2008	12	1,807,687	2.16	150,641	613	78.10	0.00
April 2008	4	327,826	0.39	81,956	604	71.22	0.00
May 2008	5	1,635,820	1.96	327,164	653	89.71	47.21
March 2009	1	73,948	0.09	73,948	581	59.52	35.00
August 2009	1	189,613	0.23	189,613	725	80.00	14.00
December 2009	1	1,187,960	1.42	1,187,960	625	48.48	35.00
January 2010	1	139,052	0.17	139,052	595	85.00	25.00
March 2010	1	248,250	0.30	248,250	603	75.00	36.00
April 2010	1	79,017	0.09	79,017	587	90.00	0.00
November 2010	1	599,843	0.72	599,843	600	66.67	0.00
April 2011	1	600,000	0.72	600,000	780	68.57	25.00
Total:	**441**	**$83,606,495**	**100.00%**	**$189,584**	**612**	**77.74%**	**40.48%**

As of the cut-off Date, the weighted average Months to Next Interest Rate Adjustment Date of the Group I Loans will be approximately 17 months.

Note Margins of the Group I Mortgage Loans

Range of Note Margins (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
0.0000 to 0.9999	3	$125,236	0.15%	$41,745	702	94.23%	46.00%
1.0000 to 1.9999	4	1,315,279	1.57	328,820	615	75.39	0.00
2.0000 to 2.9999	27	7,125,097	8.52	263,892	624	67.37	29.19
3.0000 to 3.9999	13	2,902,621	3.47	223,279	615	83.46	42.68
4.0000 to 4.9999	16	3,126,660	3.74	195,416	618	79.45	40.32
5.0000 to 5.9999	79	15,798,475	18.9	199,981	616	79.19	42.16
6.0000 to 6.9999	266	48,109,468	57.54	180,863	607	78.80	43.01
7.0000 to 7.9999	24	3,757,898	4.49	156,579	614	74.56	39.00
8.0000 to 8.9999	5	896,908	1.07	179,382	649	72.69	39.63
9.0000 to 9.9999	3	365,199	0.44	121,733	575	65.62	34.32
10.0000 to 10.9999	1	83,654	0.1	83,654	602	80.00	33.00
Total:	441	$83,606,495	100.00%	$189,584	612	77.74%	40.48%

As of the cut-off Date, the weighted average note margin of the Group I Loans will be approximately 5.7020% per annum.

Notional Credit Classification

Notional Credit Classifi	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Prime (non-IO)	65	$6,772,445	6.50%	$104,191	713	87.95%	50.20%
Prime (IO)	6	2,163,466	2.08	360,578	738	87.66	39.91
Alt A (non-IO)	156	26,302,182	25.25	168,604	632	76.33	39.93
Alt A (IO)	5	1,767,700	1.7	353,540	633	82.23	37.38
Insured (non-IO)	9	1,486,101	1.43	165,122	603	90.27	44.25
A- (non-IO)	284	48,652,606	46.71	171,312	601	78.62	39.73
A- (IO)	11	3,136,586	3.01	285,144	602	72.74	40.93
Subprime (non-IO)	101	13,578,136	13.03	134,437	562	70.21	37.81
Subprime (IO)	2	310,654	0.3	155,327	556	76.69	45.00
Total:	639	$104,169,874	100.00%	$163,020	614	77.79%	40.49%

Interest Only By Term of the Group I Loans

Notional Credit Classifi	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
0	615	$96,791,469	92.92%	$157,385	612	77.65%	40.56%
24	1	$304,000	29.00%	$304,000	623	8000.00%	6100.00%
36	1	$489,250	47.00%	$489,250	693	9500.00%	5000.00%
60	14	$3,660,448	351.00%	$261,461	648	8348.00%	3954.00%
84	4	$1,372,558	132.00%	$343,140	674	6829.00%	2475.00%
120	4	1,552,148	1.49	388,037	613	75.30	36.00
Total:	639	$104,169,874	100.00%	$163,020	614	77.79%	40.49%

Delinquency of the Group I Loans

Notional Credit Classifi	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
<= 30	589	$95,194,131	91.38%	$161,620	616	77.92%	39.87%
31 >=	50	8,975,743	8.62	179,515	600	76.39	43.90
Total:	639	$104,169,874	100.00%	$163,020	614	77.79%	40.49%

Top 5 Zip Code Concentrations

Notional Credit Classifi	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
60201	1	$1,187,960	1.14%	$1,187,960	625	48.48%	35.00%
93108	1	838,895	0.81	838,895	618	70.00	28.00
92704	2	723,319	0.69	361,659	580	72.03	47.00
11216	2	715,126	0.69	357,563	724	81.93	64.28
11221	2	655,105	0.63	327,552	585	60.19	45.00
Other	631	100,049,470	96.04	158,557	614	78.33	40.39
Total:	639	$104,169,874	100.00%	$163,020	614	77.79%	40.49%

Mortgage Loan Documentation Types	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Full Documentation	92	$10,504,398	61.10%	$114,178	611	78.27%	43.29%
Reduced Documentation	25	6,686,974	38.9	267,479	628	75.85	40.78
Total:	**117**	**$17,191,372**	**100.00%**	**$146,935**	**618**	**77.33%**	**42.11%**

No more than approximately 43.5% of such reduced loan documentation mortgage loans will be secured by mortgaged properties located in Californi

Seasoning of the Group I Loans

Range of Seasoning (in Months)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
1 - 12	36	$7,858,805	45.71%	$218,300	607	79.92%	44.03%
13 - 24	7	1,425,526	8.29	203,647	594	78.90	39.80
25 - 36	2	738,668	4.30	369,334	690	60.96	41.66
37 - 48	3	1,491,295	8.67	497,098	665	60.03	35.23
49 - 60	1	114,961	0.67	114,961	600	80.00	31.00
61 - 72	12	1,092,453	6.35	91,038	593	79.76	42.04
73 - 84	36	2,156,564	12.54	59,905	618	80.20	42.16
85 - 96	14	686,197	3.99	49,014	635	80.98	44.63
97 or greater	6	1,626,904	9.46	271,151	625	79.55	0.00
Total:	**117**	**$17,191,372**	**100.00%**	**$146,935**	**618**	**77.33%**	**42.11%**

As of the cut-off Date, the weighted average seasoning of the Group I Loans will be approximately 39 months.

Original Prepayment Penalty Term of the Group I Loans

Original Prepaymetn Penalty Term	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
None	34	$7,069,547	41.12%	$207,928	629	72.79%	40.01%
24 Months	28	6,002,341	34.91	214,369	605	80.98	42.65
36 Months	12	1,718,964	10.00	143,247	602	79.76	46.62
60 Months	43	2,400,520	13.96	55,826	629	79.82	41.40
Total:	**117**	**$17,191,372**	**100.00%**	**$146,935**	**618**	**77.33%**	**42.11%**

Maximum Mortgage Rates of the Group I Mortgage Loans

Range of Maximum Mortgage Ra	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
9.0000 to 9.9999	1	$293,252	2.14%	$293,252	622	79.99%	38.00%
10.0000 to 10.9999	1	84,726	0.62	84,726	615	92.86	36.00
11.0000 to 11.9999	9	2,743,432	20.06	304,826	661	69.71	40.07
12.0000 to 12.9999	18	4,542,694	33.21	252,372	600	80.00	42.68
13.0000 to 13.9999	13	3,022,242	22.1	232,480	590	80.60	40.43
14.0000 to 14.9999	12	1,271,548	9.3	105,962	606	81.12	48.52
15.0000 to 15.9999	28	1,245,507	9.11	44,482	638	80.13	41.08
16.0000 to 16.9999	4	165,006	1.21	41,251	656	83.01	36.60
17.0000 to 17.9999	2	235,828	1.72	117,914	627	75.00	42.98
19.0000 to 19.9999	1	72,519	0.53	72,519	596	80.00	49.00
Total:	**89**	**$13,676,753**	**100.00%**	**$153,671**	**616**	**78.21%**	**41.76%**

As of the cut-off Date, the weighted average maximum mortgage rate of the Group I Loans will be approximately 13.1228% per annum.

Next Interest Rate Adjustment Dates of the Group I Loans

Next Interest Rate Adju	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
October 2005	3	$192,531	1.41%	$64,177	573	84.58%	40.00%
November 2005	1	34,102	0.25	34,102	728	80.00	0.00
December 2005	4	187,979	1.37	46,995	593	80.00	0.00
January 2006	5	399,177	2.92	79,835	633	77.05	44.40
February 2006	3	107,589	0.79	35,863	683	79.99	0.00
March 2006	1	26,795	0.20	26,795	726	79.98	21.00
April 2006	6	385,322	2.82	64,220	648	79.07	36.00
May 2006	6	552,905	4.04	92,151	630	80.00	40.00
June 2006	7	434,017	3.17	62,002	637	80.00	38.00
July 2006	7	452,197	3.31	64,600	595	83.35	47.00
August 2006	7	1,052,403	7.69	150,343	554	80.00	43.00
September 2006	6	1,182,286	8.64	197,048	655	67.37	41.53
October 2006	7	2,388,858	17.47	341,265	639	74.45	38.20
November 2006	6	1,725,596	12.62	287,599	598	80.00	37.08
January 2007	3	810,938	5.93	270,313	608	79.50	49.24
February 2007	4	1,096,882	8.02	274,220	611	81.76	41.17
March 2007	3	613,024	4.48	204,341	626	84.48	48.71
April 2007	2	344,221	2.52	172,110	602	80.00	44.05
June 2007	2	394,133	2.88	197,066	553	76.54	44.92
July 2007	1	319,700	2.34	319,700	611	80.00	41.00
October 2007	1	208,000	1.52	208,000	590	80.00	49.00
November 2007	1	152,800	1.12	152,800	630	80.00	37.00
January 2008	1	138,048	1.01	138,048	632	80.00	103.00
February 2008	1	184,000	1.35	184,000	623	80.00	28.00
July 2011	1	293,252	2.14	293,252	622	79.99	38.00
Total:	89	$13,676,753	100.00%	$153,671	616	78.21%	41.76%

As of the cut-off Date, the weighted average Months to Next Interest Rate Adjustment Date of the Group I Loans will be approximately 15 months.

Note Margins of the Group I Mortgage Loans

Range of Note Margins (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
2.0000 to 2.9999	10	$3,326,535	24.32%	$332,653	639	71.84%	36.53%
3.0000 to 3.9999	3	421,767	3.08	140,589	625	79.73	40.00
4.0000 to 4.9999	39	2,386,492	17.45	61,192	622	79.89	41.66
5.0000 to 5.9999	19	4,334,529	31.69	228,133	600	80.00	43.22
6.0000 to 6.9999	16	2,967,361	21.7	185,460	608	81.51	44.27
7.0000 to 7.9999	1	149,217	1.09	149,217	592	80.00	47.00
8.0000 to 8.9999	1	90,853	0.66	90,853	611	65.00	48.00
Total:	**89**	**$13,676,753**	**100.00%**	**$153,671**	**616**	**78.21%**	**41.76%**

As of the cut-off Date, the weighted average note margin of the Group I Loans will be approximately 4.7786% per annum.

Notional Credit Classification

Notional Credit Classifi	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Prime (non-IO)	26	$2,937,671	17.09%	$112,987	707	69.47%	36.40%
Alt A (non-IO)	26	2,894,881	16.84	111,342	628	81.24	46.21
Alt A (IO)	4	696,700	4.05	174,175	631	82.78	33.76
Insured (non-IO)	3	270,792	1.58	90,264	595	92.84	36.00
A- (non-IO)	30	5,257,885	30.58	175,263	606	75.65	44.76
A- (IO)	9	2,369,099	13.78	263,233	594	80.00	38.82
Subprime (non-IO)	17	2,026,104	11.79	119,183	555	79.44	43.54
Subprime (IO)	2	738,240	4.29	369,120	551	80.00	43.37
Total:	**117**	**$17,191,372**	**100.00%**	**$146,935**	**618**	**77.33%**	**42.11%**

IO Term of the Group I Loans

IO Terms (months)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
0	102	$13,387,332	77.87%	$131,248	625	76.42%	43.42%
24	1	193,500	1.13	193,500	637	90.00	27.00
60	13	3,426,539	19.93	263,580	588	80.00	40.02
120	1	184,000	1.07	184,000	623	80.00	28.00
Total:	117	$17,191,372	100.00%	$146,935	618	77.33%	42.11%

Deliquency of the Group I Loans

Delinquency	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Current	113	$16,335,167	95.02%	$144,559	618	77.03%	41.82%
31-60	4	856,205	4.98	214,051	613	82.94	46.88
Total:	117	$17,191,372	100.00%	$146,935	618	77.33%	42.11%

Top 5 Zip Codes of the Group I Loans

Top 5 Zip Codes	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
76092	1	$916,597	5.33%	$916,597	696	65.00%	31.00%
48118	1	641,367	3.73	641,367	700	55.83	41.00
91504	1	539,396	3.14	539,396	610	80.00	54.00
20012	1	505,189	2.94	505,189	612	80.00	42.00
92592	1	474,600	2.76	474,600	620	80.00	43.00
Other	112	14,114,222	82.1	126,020	609	78.82	42.50
Total:	117	$17,191,372	100.00%	$146,935	618	77.33%	42.11%

ABS New Transaction

Computational Materials

$[181,857,000] (approximate)
Mortgage Asset-Backed Pass-Through Certificates, RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about October 5, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[183,693,000] senior/subordinate ABS overcollateralization structure
	Group II	$[303,147,000] senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch (Group II only)

October 3, 2005

(Part II of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
499 or less	1	$32,193	0.32%	$32,193	485	90.00%	44.00%
540 to 559	7	737,673	7.24	105,382	552	66.56	30.17
560 to 579	6	731,211	7.17	121,869	569	75.62	41.56
580 to 599	12	2,533,629	24.85	211,136	587	76.27	39.67
600 to 619	13	2,919,597	28.64	224,584	611	74.76	46.20
620 to 639	12	1,302,018	12.77	108,501	631	84.39	38.35
640 to 659	2	330,531	3.24	165,266	651	84.77	24.83
660 to 679	2	394,406	3.87	197,203	675	79.03	44.80
680 to 699	2	721,166	7.07	360,583	693	90.00	47.89
700 to 719	4	130,089	1.28	32,522	712	81.57	0.00
720 to 739	5	333,996	3.28	66,799	728	79.92	22.05
760 or greater	1	29,303	0.29	29,303	773	74.36	20.00
Total:	67	$10,195,812	100.00%	$152,176	615	77.70%	39.91%

*For substantially all of the Group I Loans, the Credit Score was updated prior to cut-off date.

As of the cut-off date, the weighted average Credit Score of the Group I Loans will be approximately 615.

Original Mortgage Loan Principal Balances of the Group I Loans

Range of Original Mortg Loan Principal Balance	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
$1 to $100,000	32	$1,519,926	14.91%	$47,498	628	83.28%	39.46%
$100,001 to $200,000	10	1,449,986	14.22	144,999	620	73.87	26.99
$200,001 to $300,000	15	3,486,374	34.19	232,425	604	73.01	47.62
$300,001 to $400,000	6	1,945,325	19.08	324,221	612	81.45	37.4
$400,001 to $500,000	3	1,287,336	12.63	429,112	641	83.71	37.75
$500,001 to $600,000	1	506,866	4.97	506,866	582	74.56	0
Total:	67	$10,195,812	100.00%	$152,176	615	77.70%	39.91%

Net Mortgage Rates of the Group I Loans

Range of Net Mortgage Rates (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
4.5000 to 4.9999	1	$506,866	4.97%	$506,866	582	74.56%	0.00%
5.0000 to 5.4999	6	1,740,444	17.07	290,074	622	77.60	42.61
5.5000 to 5.9999	8	1,294,088	12.69	161,761	629	73.59	33.38
6.0000 to 6.4999	3	850,968	8.35	283,656	678	88.47	45.01
6.5000 to 6.9999	4	464,743	4.56	116,186	638	81.97	19.25
7.0000 to 7.4999	9	1,390,844	13.64	154,538	589	77.22	36.37
7.5000 to 7.9999	11	1,333,142	13.08	121,195	600	73.80	42.84
8.0000 to 8.4999	3	741,168	7.27	247,056	579	70.33	46.22
8.5000 to 8.9999	3	281,079	2.76	93,693	612	83.69	0.00
9.0000 to 9.4999	11	928,842	9.11	84,440	617	80.24	47.59
9.5000 to 9.9999	5	316,135	3.1	63,227	631	86.79	40.44
10.0000 to 10.4999	3	347,493	3.41	115,831	615	78.77	44.34
Total:	**67**	**$10,195,812**	**100.00%**	**$152,176**	**615**	**77.70%**	**39.91%**

As of the Cut-off Date, the weighted average Net Mortgage Rate of the Group I Loans will approximately 7.0760% per annum.

Mortgage Rates of the Group I Loans

Range of Mortgage Rates (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
4.5001 to 5.0000	1	$506,866	4.97%	$506,866	582	74.56%	0.00%
5.0001 to 5.5000	1	259,932	2.55	259,932	612	81.72	44.00
5.5001 to 6.0000	6	1,521,168	14.92	253,528	624	77.23	41.80
6.0001 to 6.5000	7	1,253,432	12.29	179,062	628	73.06	33.38
6.5001 to 7.0000	3	850,968	8.35	283,656	678	88.47	45.01
7.0001 to 7.5000	4	464,743	4.56	116,186	638	81.97	19.25
7.5001 to 8.0000	10	1,402,142	13.75	140,214	590	77.39	36.37
8.0001 to 8.5000	10	1,321,844	12.96	132,184	599	73.59	42.84
8.5001 to 9.0000	3	741,168	7.27	247,056	579	70.33	46.22
9.0001 to 9.5000	3	281,079	2.76	93,693	612	83.69	0.00
9.5001 to 10.0000	13	1,064,134	10.44	81,856	618	81.48	42.59
10.0001 to 10.5000	2	105,852	1.04	52,926	642	89.42	44.84
10.5001 to 11.0000	4	422,484	4.14	105,621	617	78.51	44.34
Total:	67	$10,195,812	100.00%	$152,176	615	77.70%	39.91%

As of the Cut-off Date, the weighted average mortgage rate of the Group I Loans will be approximately 7.5841% per annum.

Original Loan-to-Value Ratios of the Group I Loans

Range of Original Loan-to-Value Ratios (%	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
50.00 or less	3	$594,860	5.83%	$198,287	597	35.91%	12.00%
55.01 to 60.00	4	652,496	6.40	163,124	597	57.37	37.90
60.01 to 65.00	1	207,649	2.04	207,649	548	63.16	0.00
65.01 to 70.00	4	263,130	2.58	65,783	607	67.83	49.48
70.01 to 75.00	6	1,335,355	13.10	222,559	614	74.59	63.42
75.01 to 80.00	22	2,793,473	27.40	126,976	619	79.43	33.88
80.01 to 85.00	8	1,986,818	19.49	248,352	607	83.12	45.88
85.01 to 90.00	13	1,756,786	17.23	135,137	633	89.78	35.65
90.01 to 95.00	3	436,411	4.28	145,470	624	95.00	43.79
95.01 to 100.00	3	168,834	1.66	56,278	665	98.73	52.50
Total:	67	$10,195,812	100.00%	$152,176	615	77.70%	39.91%

The weighted average loan-to-value ratio at origination of the Group I Loans will be approximately 77.70%.

Current Loan-to-Value Ratios of the Group I Loans

Range of Current Loan-to-Value Ratios (%	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
50.00 or less	3	$594,860	5.83%	$198,287	597	35.91%	12.00%
50.01 to 55.00	4	402,889	3.95	100,722	591	60.97	20.48
55.01 to 60.00	3	513,052	5.03	171,017	591	59.54	38.69
65.01 to 70.00	5	769,996	7.55	153,999	591	72.26	49.48
70.01 to 75.00	11	1,183,606	11.61	107,601	637	75.92	58.83
75.01 to 80.00	18	2,856,805	28.02	158,711	611	79.82	33.61
80.01 to 85.00	7	1,614,145	15.83	230,592	613	83.97	46.12
85.01 to 90.00	10	1,655,214	16.23	165,521	632	89.76	35.72
90.01 to 95.00	4	447,709	4.39	111,927	626	95.08	43.79
95.01 to 100.00	2	157,536	1.55	78,768	662	98.77	52.5
Total:	67	$10,195,812	100.00%	$152,176	615	77.70%	39.91%

The weighted average current loan-to-value ratio of the Group I Loans will be approximately 76.16%.

Geographic Distributions of Mortgaged Properties of the Group I Loans

Geographic Distributior	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
New York	18	$3,588,057	35.19%	$199,337	620	71.60%	37.99%
New Jersey	7	1,555,926	15.26	222,275	605	81.16	40.01
Massachusetts	6	1,284,724	12.6	214,121	618	84.72	36.53
California	5	915,628	8.98	183,126	590	76.50	44.22
Illinois	4	762,827	7.48	190,707	613	78.66	46.77
Ohio	13	523,701	5.14	40,285	615	81.73	36.67
Florida	3	448,368	4.4	149,456	566	84.03	41.13
New Hampshire	1	280,592	2.75	280,592	697	90.00	54.00
Other	10	835,989	8.2	83,599	636	77.08	22.50
Total:	67	$10,195,812	100.00%	$152,176	615	77.70%	39.91%

* Other includes other states and the District of Columbia with under 3% concentrations individually.

No more than approximately 4.97% of the Group I Loans will be secured by mortgaged properties located in any one zip code.

Mortgage Loan Purpose of the Group I Loans

Mortgage Loan Purpose	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Purchase	29	$2,242,971	22.00%	$77,344	619	86.23%	41.98%
Rate/Term Refinance	4	$1,027,020	1007.00%	$256,755	587	6724.00%	3859.00%
Equity Refinance	34	$6,925,821	6793.00%	$203,701	618	7649.00%	3907.00%
Total:	**67**	**$10,195,812**	**100.00%**	**$152,176**	**615**	**77.70%**	**39.91%**

Occupancy Types of the Group I Loans

Occupancy Types	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Primary Residence	45	$8,243,777	80.85%	$183,195	611	76.65%	42.68%
Non-Owner Occupied	22	$1,952,035	1915.00%	$88,729	630	8217.00%	2769.00%
Total:	**67**	**$10,195,812**	**100.00%**	**$152,176**	**615**	**77.70%**	**39.91%**

Mortgaged Property Types of the Group I Loans

Mortgaged Property Ty	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Two- to four- family units	67	$10,195,812	100.00%	$152,176	615	77.70%	39.91%
Total:	**67**	**$10,195,812**	**100.00%**	**$152,176**	**615**	**77.70%**	**39.91%**

Mortgage Loan Documentation Types of the Group I Loans

Mortgage Loan Documentation Types	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Reduced Documentation	31	$6,619,480	64.92%	$213,532	613	76.60%	35.97%
Full Documentation	36	3,576,332	35.08	99,343	619	79.74	46.37
Total:	67	$10,195,812	100.00%	$152,176	615	77.70%	39.91%

No more than approximately 10.6% of such reduced loan documentation mortgage loans will be secured by mortgaged properties located in California.

Seasoning of the Group I Loans

Range of Seasoning (in Months)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
1 - 12	32	$6,235,569	61.16%	$194,862	608	75.51%	41.97%
13 - 24	13	2,895,504	28.40	222,731	629	82.18	38.30
49 - 60	1	207,649	2.04	207,649	548	63.16	0.00
61 - 72	5	218,021	2.14	43,604	625	84.87	32.45
73 - 84	10	453,062	4.44	45,306	634	80.20	31.01
85 - 96	5	150,627	1.48	30,125	674	83.11	28.00
97 or greater	1	35,380	0.35	35,380	550	85.00	30.00
Total:	67	$10,195,812	100.00%	$152,176	615	77.70%	39.91%

As of the cut-off Date, the weighted average seasoning of the Group I Loans will be approximately 17 months.

Original Prepayment Penalty Term of the Group I Loans

Original Prepaymetn Penalty Term	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
None	35	$5,908,637	57.95%	$168,818	608	79.20%	42.10%
12 Months	5	1,156,651	11.34	231,330	659	66.96	38.37
24 Months	11	2,126,677	20.86	193,334	613	80.62	38.42
36 Months	6	588,376	5.77	98,063	593	71.59	33.82
60 Months	10	415,471	4.07	41,547	629	80.00	0.00
Total:	**67**	**$10,195,812**	**100.00%**	**$152,176**	**615**	**77.70%**	**39.91%**

Maximum Mortgage Rates of the Group I Mortgage Loans

Range of Maximum Mortgage Rat	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
11.0000 to 11.9999	5	$1,260,151	17.43%	$252,030	626	78.52%	14.00%
12.0000 to 12.9999	7	1,232,254	17.05	176,036	628	84.11	44.81
13.0000 to 13.9999	3	538,144	7.45	179,381	636	80.30	24.03
14.0000 to 14.9999	15	2,547,573	35.25	169,838	593	75.25	41.50
15.0000 to 15.9999	12	1,275,523	17.65	106,294	609	76.23	40.00
16.0000 to 16.9999	3	347,493	4.81	115,831	615	78.77	44.34
18.0000 to 18.9999	1	26,990	0.37	26,990	598	58.50	21.00
Total:	**46**	**$7,228,127**	**100.00%**	**$157,133**	**612**	**77.99%**	**38.96%**

As of the cut-off Date, the weighted average maximum mortgage rate of the Group I Loans will be approximately 13.9218% per annum.

Next Interest Rate Adjustment Dates of the Group I Loans

Next Interest Rate Adju	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
October 2005	3	$277,150	3.83%	$92,383	564	65.29%	21.00%
November 2005	1	34,102	0.47	34,102	728	80.00	0.00
December 2005	3	346,558	4.79	115,519	640	80.00	16.00
February 2006	1	44,307	0.61	44,307	711	79.97	0.00
March 2006	1	26,795	0.37	26,795	726	79.98	21.00
April 2006	2	71,796	0.99	35,898	618	80.00	0.00
June 2006	3	289,229	4.00	96,410	594	85.04	45.00
August 2006	3	236,248	3.27	78,749	614	87.68	36.00
September 2006	2	318,125	4.40	159,063	679	88.82	54.00
November 2006	1	307,232	4.25	307,232	617	80.00	50.00
December 2006	5	846,541	11.71	169,308	578	61.22	40.50
January 2007	4	843,629	11.67	210,907	602	71.85	16.24
February 2007	6	1,542,845	21.35	257,141	607	79.59	52.33
March 2007	3	480,374	6.65	160,125	619	81.15	46.59
April 2007	1	151,578	2.10	151,578	626	85.00	0.00
May 2007	1	187,149	2.59	187,149	619	75.00	0.00
September 2007	2	376,384	5.21	188,192	610	89.83	40.79
November 2007	1	68,839	0.95	68,839	623	95.00	46.00
May 2008	2	589,634	8.16	294,817	597	82.97	0.00
August 2009	1	189,613	2.62	189,613	725	80.00	14.00
Total:	**46**	**$7,228,127**	**100.00%**	**$157,133**	**612**	**77.99%**	**38.96%**

As of the cut-off Date, the weighted average Months to Next Interest Rate Adjustment Date of the Group I Loans will be approximately 17 months.

Note Margins of the Group I Mortgage Loans

Range of Note Margins (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
2.0000 to 2.9999	1	$189,613	2.62%	$189,613	725	80.00%	14.00%
3.0000 to 3.9999	5	1,276,746	17.66	255,349	605	79.85	0.00
4.0000 to 4.9999	13	915,607	12.67	70,431	619	79.34	40.17
5.0000 to 5.9999	11	1,931,105	26.72	175,555	616	82.48	46.40
6.0000 to 6.9999	12	2,573,031	35.6	214,419	603	74.88	34.20
7.0000 to 7.9999	4	342,024	4.73	85,506	601	64.32	37.16
Total:	46	$7,228,127	100.00%	$157,133	612	77.99%	38.96%

As of the cut-off Date, the weighted average note margin of the Group I Loans will be approximately 5.3587% per annum.

Notional Credit Classification

Notional Credit Classifi	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Prime (non-IO)	13	$1,597,662	15.67%	$122,897	699	84.15%	41.12%
Alt A (non-IO)	15	1,643,847	16.12	109,590	636	84.56	33.11
Insured (non-IO)	4	123,013	1.21	30,753	544	88.56	34.23
A- (non-IO)	24	5,426,732	53.23	226,114	600	75.39	42.71
Subprime (non-IO)	11	1,404,559	13.78	127,687	561	70.33	37.50
Total:	67	$10,195,812	100.00%	$152,176	615	77.70%	39.91%

Interest Only By Term of the Group I Loans

Notional Credit Classifi	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
0	67	$10,195,812	100.00%	$152,176	615	77.70%	39.91%
Total:	67	$10,195,812	100.00%	$152,176	615	77.70%	39.91%

Delinquency of the Group I Loans

Notional Credit Classifi	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
<= 30	62	$9,230,754	90.53%	$148,883	619	76.84%	38.94%
31 >=	5	965,058	9.47	193,012	576	85.92	44.83
Total:	67	$10,195,812	100.00%	$152,176	615	77.70%	39.91%

Top 5 Zip Code Concentrations

Notional Credit Classifi	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
11204	1	$506,866	4.97%	$506,866	582	74.56%	0.00%
7305	2	463,873	4.55	231,937	587	87.97	44.19
11236	1	440,574	4.32	440,574	690	90.00	44.00
2149	1	438,808	4.3	438,808	639	82.62	0.00
11232	1	407,955	4	407,955	590	78.10	31.00
Other	61	7,937,737	77.85	130,127	615	76.33	39.88
Total:	67	$10,195,812	100.00%	$152,176	615	77.70%	39.91%

ABS New Transaction

Computational Materials

$[181,857,000] (approximate)
Mortgage Asset-Backed Pass-Through Certificates, RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about October 5, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[183,693,000] senior/subordinate ABS overcollateralization structure
	Group II	$[303,147,000] senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch (Group II only)

October 3, 2005

(Part II of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

Modification Type	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Age
Not Modified	1169	$177,964,062	96.88%	$152,236	618	79.22%	24
Modification Required	18	$2,586,346	1.41%	$143,686	616	76.17%	25
Extension Required	4	$1,178,078	0.64%	$294,519	615	72.84%	9
ARM to Fixed Conversion Required	5	$961,156	0.52%	$192,231	624	92.38%	13
Missing Note Not Required	8	$489,767	0.27%	$61,221	647	85.52%	93
Missing Modification Not Required	6	$277,541	0.15%	$46,257	632	72.77%	89
Verbal Externion Not Required	1	$242,337	0.13%	$242,337	671	89.24%	64
Total:	**1211**	**$183,699,287**	**100.00%**	**$151,692**	**619**	**79.23%**	**24**

ABS New Transaction

Computational Materials

$[181,857,000] (approximate)
Mortgage Asset-Backed Pass-Through Certificates, RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about October 5, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[183,693,000] senior/subordinate ABS overcollateralization structure
	Group II	$[303,147,000] senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch (Group II only)

October 3, 2005

(Part II of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

Deal	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Age
Ameriquest Mortgage	386	$64,371,227	35.04%	$166,765	612	79.18%	7
Morgan Stanley	230	$38,460,105	20.94%	$167,218	613	81.46%	12
RCG Called	296	$28,879,462	15.72%	$97,566	623	76.92%	86
American Business Financial Services	50	$11,075,044	6.03%	$221,501	618	78.11%	11
Cendant Mortgage	41	$6,298,538	3.43%	$153,623	624	81.90%	22
Bank of America	28	$6,238,168	3.40%	$222,792	636	77.32%	9
Decision One Mortgage	28	$4,702,529	2.56%	$167,947	619	77.87%	8
Wells Fargo Home Mortgage	28	$4,066,735	2.21%	$145,241	640	90.63%	17
Fremont Investment & Loan	24	$3,152,982	1.72%	$131,374	622	86.00%	7
ABN AMRO	7	$2,666,383	1.45%	$380,912	600	70.84%	41
Other	93	$13,788,115	7.51%	$148,259	642	75.77%	33
Total:	**1211**	**$183,699,287**	**100.00%**	**$151,692**	**619**	**79.23%**	**24**

ABS New Transaction

Computational Materials

$[181,857,000] (approximate)
Mortgage Asset-Backed Pass-Through Certificates, RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about October 5, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[183,693,000] senior/subordinate ABS overcollateralization structure
	Group II	$[303,147,000] senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch (Group II only)

October 3, 2005

(Part II of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

Deal	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Age
RAMP 2000-RS2 GROUP II	27	$2,296,625	7.95%	$85,060	637	77.21%	90
RAMP 2000-RS2 GROUP 1	39	$2,145,573	7.43%	$55,015	614	83.05%	90
RASC 1999-RS5 GRP II-2	37	$2,096,453	7.26%	$56,661	620	77.38%	116
RFC 1997-WH5 30 YR FIXED	6	$1,639,307	5.68%	$273,218	633	81.82%	103
RAMP 2000-RS1 FIXED	21	$1,438,618	4.98%	$68,506	610	84.57%	89
RAMP/RFSC 2002-RM1 ARM	5	$1,238,756	4.29%	$247,751	660	65.07%	58
RFC 2002-WH24	4	$1,169,054	4.05%	$292,264	735	67.15%	36
RFC 1993-WH15B	4	$1,146,931	3.97%	$286,733	561	75.39%	147
RAMP 2000 RS1 ARM	13	$1,016,668	3.52%	$78,205	604	72.07%	171
RASC 1999-RS5 GRP II-1	15	$973,706	3.37%	$64,914	606	86.45%	106
RFC 2001-WH14 B 5/1	1	$916,597	3.17%	$916,597	696	65.00%	47
1999-WH11	4	$916,057	3.17%	$229,014	574	82.63%	74
RFC 2000-WH10 GRP B 5/1 ARMS	2	$857,954	2.97%	$428,977	586	78.95%	62
RFC 2002-WH2 RFC 2002-WH2	2	$826,956	2.86%	$413,478	733	84.59%	45
1999-QWH3	2	$825,661	2.86%	$412,831	628	70.68%	74
RFMSI 2002-S9	3	$815,780	2.82%	$271,927	608	49.63%	39
RASC 1999-RS5 FIXED GRP 1	17	$773,187	2.68%	$45,482	598	78.78%	88
SP2-2005	2	$766,633	2.65%	$383,316	615	68.84%	22
RASC 1997-KS2	4	$547,337	1.90%	$136,834	576	86.84%	102
RALI 1999-QS8	16	$541,610	1.88%	$33,851	605	74.10%	78
RFC 1998-WH6 GRP B	3	$528,926	1.83%	$176,309	566	84.15%	89
RALI 1998-QS16	20	$422,508	1.46%	$21,125	714	78.61%	85
RFC 2001-WH12 A	2	$372,461	1.29%	$186,231	700	81.78%	49
1998-WH14	1	$341,122	1.18%	$341,122	622	68.18%	88
1999-WH18 5/1 ARM	3	$334,223	1.16%	$111,408	639	89.97%	73
RFC 2001-WH3 GROUP C	1	$334,031	1.16%	$334,031	615	80.00%	76
RFC 1997-WH10 15 YEAR	5	$316,764	1.10%	$63,353	590	77.40%	97
1999-WH4	2	$308,800	1.07%	$154,400	636	84.15%	91
RASC 1999-RS2 GROUP2	1	$305,816	1.06%	$305,816	591	79.13%	120
RALI 1999-QS3	2	$237,230	0.82%	$118,615	602	65.32%	79
RFC 1994-WH14	1	$206,475	0.71%	$206,475	563	70.11%	137
RFC 2000-NWH5	1	$190,981	0.66%	$190,981	539	90.00%	159
RASC 1998-KS2 FIXED GRP I	3	$186,297	0.65%	$62,099	621	66.83%	89
RASC 1998-KS4 ARM	1	$171,265	0.59%	$171,265	586	75.00%	84
2000-WH5 A	2	$163,508	0.57%	$81,754	562	85.64%	70
RASC 1999-RS3 GRP 1 CONFORM	1	$153,513	0.53%	$153,513	520	77.19%	4
1998-WH13	1	$150,716	0.52%	$150,716	538	74.42%	89
2000-WH5 B	1	$118,843	0.41%	$118,843	587	80.00%	76
RASC 1998-KS4 FIXED	2	$115,335	0.40%	$57,667	580	80.00%	88
RASC 1999-RS4 GROUP 1	1	$108,990	0.38%	$108,990	614	103.08%	84
RFC 2002-WH16 A 3/1 ARMS	1	$105,368	0.36%	$105,368	547	80.00%	43
RALI 1997-QS10 30 YR	2	$89,138	0.31%	$44,569	561	88.02%	98
RALI 1998-QS6	1	$87,199	0.30%	$87,199	583	79.98%	88
RALI 2001-QS12	1	$86,817	0.30%	$86,817	543	79.99%	49
RALI 1999-QS7	1	$75,011	0.26%	$75,011	629	89.10%	75
RAMP 2001-RZ3	1	$69,687	0.24%	$69,687	659	102.90%	50
RAMP 2003-SL1 C	1	$69,470	0.24%	$69,470	617	89.59%	69
RALI 1999-QS1	1	$57,644	0.20%	$57,644	596	75.00%	81
RALI 1997-QS13	1	$53,851	0.19%	$53,851	600	90.00%	112
RFC 2001-WH1	1	$39,355	0.14%	$39,355	688	64.49%	63
RFC 2002-WH11 RFC 2002-WH11	1	$33,206	0.11%	$33,206	568	56.74%	44
2000-NWH2 GRP A 5/1	1	$29,721	0.10%	$29,721	781	74.96%	168
RFC 2001-MWH1 NCA ARM	1	$22,000	0.08%	$22,000	728	62.86%	82
RFC 1994-WH1	2	$21,905	0.08%	$10,953	583	45.82%	142
RALI 1998-QS1	1	$17,642	0.06%	$17,642	719	33.66%	93
RASC 1998-KS3 FIXED	1	$4,183	0.01%	$4,183	620	15.87%	87
Total:	**296**	**$28,879,462**	**100.00%**	**$97,566**	**623**	**76.92%**	**86**

ABS New Transaction

Computational Materials

$[181,857,000] (approximate)
Mortgage Asset-Backed Pass-Through Certificates,
RAAC Series 2005-SP2

GMAC RFC

RAAC Series 2005-SP2 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Expected Timing:	Pricing Date:	On or about October 5, 2005
	Settlement Date:	On or about October 11, 2005
	First Payment Date:	October 25, 2005
Structure:	Group I	$[183,693,000] senior/subordinate ABS overcollateralization structure
	Group II	$[303,147,000] senior/subordinate MBS shifting interest structure
	Rating Agencies:	Moody's, Standard & Poor's and Fitch (Group II only)

October 3, 2005

(Part II of II)

This document and the information contained herein (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and will be superseded by any other information subsequently filed with the Securities and Exchange Commission.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. The Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in these Computational Materials has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities has not been filed with the Securities and Exchange Commission. These Computational Materials shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in these Computational Materials in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in these Computational Materials for definitive information on any matter discussed herein. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
520 to 539	2	$617,046	3.54%	$308,523	538	78.64%	43.00%
560 to 579	2	431,847	2.48	215,924	572	79.56	44.37
580 to 599	13	3,719,644	21.37	286,126	589	78.31	41.14
600 to 619	17	5,241,551	30.11	308,327	610	75.12	34.49
620 to 639	12	3,297,209	18.94	274,767	628	81.97	37.77
640 to 659	1	450,000	2.59	450,000	653	90.91	25.00
660 to 679	1	916,000	5.26	916,000	662	78.63	37.00
680 to 699	2	730,918	4.20	365,459	691	95.00	54.96
720 to 739	3	574,217	3.30	191,406	723	95.52	39.77
740 to 759	1	499,999	2.87	499,999	749	94.34	48.00
760 or greater	2	928,000	5.33	464,000	777	72.61	25.00
Total:	56	$17,406,432	100.00%	$310,829	629	79.86%	38.62%

*For substantially all of the Group I Loans, the Credit Score was updated prior to cut-off date.

As of the cut-off date, the weighted average Credit Score of the Group I Loans will be approximately 629.

Original Mortgage Loan Principal Balances of the Group I Loans

Range of Original Mortgage Loan Principal Balances	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
$1 to $100,000	3	$212,648	1.22%	$70,883	612	70.00%	39.47%
$100,001 to $200,000	15	2,336,579	13.42	155,772	608	77.5	40.92
$200,001 to $300,000	14	3,432,671	19.72	245,191	614	82.17	39.62
$300,001 to $400,000	10	3,446,316	19.8	344,632	626	79.69	45.07
$400,001 to $500,000	6	2,767,692	15.9	461,282	649	89.33	38.97
$500,001 to $600,000	5	2,896,977	16.64	579,395	648	74.74	30.05
$600,001 to $700,000	1	682,499	3.92	682,499	617	65	21
$700,001 to $800,000	1	715,050	4.11	715,050	615	79.98	0
$900,001 to $1,000,000	1	916,000	5.26	916,000	662	78.63	37
Total:	56	$17,406,432	100.00%	$310,829	629	79.86%	38.62%

Net Mortgage Rates of the Group I Loans

Range of Net Mortgage Rates (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
4.0000 to 4.4999	4	$1,835,135	10.54%	$458,784	701	72.77%	25.00%
4.5000 to 4.9999	11	4,755,901	27.32	432,355	610	77.41	31.11
5.0000 to 5.4999	16	4,712,377	27.07	294,524	628	81.57	34.58
5.5000 to 5.9999	7	1,425,074	8.19	203,582	587	77.78	43.92
6.0000 to 6.4999	15	4,027,431	23.14	268,495	643	84.73	46.51
6.5000 to 6.9999	2	282,514	1.62	141,257	596	79.31	42.83
7.0000 to 7.4999	1	368,000	2.11	368,000	583	80.00	47.00
Total:	56	$17,406,432	100.00%	$310,829	629	79.86%	38.62%

As of the Cut-off Date, the weighted average Net Mortgage Rate of the Group I Loans will approximately 5.3563% per annum.

Mortgage Rates of the Group I Loans

Range of Mortgage Rates (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
4.5001 to 5.0000	6	$2,976,298	17.10%	$496,050	670	77.68%	24.58%
5.0001 to 5.5000	11	5,040,738	28.96	458,249	615	76.04	34.28
5.5001 to 6.0000	15	3,752,708	21.56	250,181	613	82.31	34.88
6.0001 to 6.5000	6	958,744	5.51	159,791	611	76.70	44.37
6.5001 to 7.0000	15	4,027,431	23.14	268,495	643	84.73	46.51
7.0001 to 7.5000	2	282,514	1.62	141,257	596	79.31	42.83
7.5001 to 8.0000	1	368,000	2.11	368,000	583	80.00	47.00
Total:	56	$17,406,432	100.00%	$310,829	629	79.86%	38.62%

As of the Cut-off Date, the weighted average mortgage rate of the Group I Loans will be approximately 5.8402% per annum.

Original Loan-to-Value Ratios of the Group I Loans

Range of Original Loan-to-Value Ratios (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
50.00 or less	1	$174,000	1.00%	$174,000	583	40.47%	45.00%
50.01 to 55.00	1	96,148	0.55	96,148	614	51.97	36.00
60.01 to 65.00	4	1,170,549	6.72	292,637	620	63.78	25.23
65.01 to 70.00	3	1,419,843	8.16	473,281	679	67.80	34.39
70.01 to 75.00	2	398,966	2.29	199,483	578	74.78	36.00
75.01 to 80.00	32	10,409,666	59.80	325,302	612	79.74	40.61
80.01 to 85.00	1	267,650	1.54	267,650	624	85.00	27.00
85.01 to 90.00	5	810,363	4.66	162,073	616	90.00	35.39
90.01 to 95.00	6	2,444,248	14.04	407,375	690	94.08	40.65
95.01 to 100.00	1	215,000	1.24	215,000	722	100.00	42.00
Total:	**56**	**$17,406,432**	**100.00%**	**$310,829**	**629**	**79.86%**	**38.62%**

The weighted average loan-to-value ratio at origination of the Group I Loans will be approximately 79.86%.

Current Loan-to-Value Ratios of the Group I Loans

Range of Current Loan-to-Value Ratios (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
50.00 or less	1	$174,000	1.00%	$174,000	583	40.47%	45.00%
50.01 to 55.00	1	96,148	0.55	96,148	614	51.97	36
60.01 to 65.00	4	1,170,549	6.72	292,637	620	63.78	25.23
65.01 to 70.00	3	1,419,843	8.16	473,281	679	67.8	34.39
70.01 to 75.00	2	398,966	2.29	199,483	578	74.78	36
75.01 to 80.00	32	10,409,666	59.8	325,302	612	79.74	40.61
80.01 to 85.00	1	267,650	1.54	267,650	624	85	27
85.01 to 90.00	5	810,363	4.66	162,073	616	90	35.39
90.01 to 95.00	6	2,444,248	14.04	407,375	690	94.08	40.65
95.01 to 100.00	1	215,000	1.24	215,000	722	100	42
Total:	**56**	**$17,406,432**	**100.00%**	**$310,829**	**629**	**79.86%**	**38.62%**

The weighted average current loan-to-value ratio of the Group I Loans will be approximately 79.78%.

Geographic Distributions of Mortgaged Properties of the Group I Loans

Geographic Distributions	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
California	22	$7,273,357	41.79%	$330,607	623	81.37%	41.56%
Florida	2	1,598,499	9.18	799,250	643	72.81	30.17
Virginia	3	1,502,980	8.63	500,993	587	79.99	37.29
Maryland	5	1,124,572	6.46	224,914	602	80.59	39.56
Colorado	4	1,071,800	6.16	267,950	730	77.61	32.26
District of Columbia	2	923,135	5.3	461,567	680	79.62	0.00
Minnesota	3	728,690	4.19	242,897	624	88.68	27.43
New York	1	599,843	3.45	599,843	600	66.67	0.00
Other	14	2,583,556	14.84	184,540	625	81.15	44.20
Total:	**56**	**$17,406,432**	**100.00%**	**$310,829**	**629**	**79.86%**	**38.62%**

No more than approximately 5.33% of the Group I Loans will be secured by mortgaged properties located in any one zip code.

Mortgage Loan Purpose of the Group I Loans

Mortgage Loan Purpose	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Purchase	29	$9,181,858	52.75%	$316,616	616	79.59%	37.01%
Rate/Term Refinance	3	846,168	4.86	282,056	620	85.36	45.62
Equity Refinance	24	7,378,405	42.39	307,434	648	79.55	39.85
Total:	**56**	**$17,406,432**	**100.00%**	**$310,829**	**629**	**79.86%**	**38.62%**

Occupancy Types of the Group I Loans

Occupancy Types	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Primary Residence	54	$17,288,284	99.32%	$320,153	629	80.03%	38.67%
Second/Vacation	1	96,148	0.55	96,148	614	51.97	36.00
Non-Owner Occupied	1	22,000	0.13	22,000	728	62.86	18.00
Total:	**56**	**$17,406,432**	**100.00%**	**$310,829**	**629**	**79.86%**	**38.62%**

Mortgaged Property Types of the Group I Loans

Mortgaged Property Types of the	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Single-family detached	46	$14,795,607	85.00%	$321,644	635	80.64%	38.37%
Planned Unit Developments (detac	3	880,980	5.06	293,660	574	78.59	41.41
Co-op	1	599,843	3.45	599,843	600	66.67	0.00
Condo Low-Rise (less than 5 storie	3	535,735	3.08	178,578	607	70.41	42.65
Planned Unit Developments (attach	2	483,650	2.78	241,825	620	82.77	33.70
Two- to four- family units	1	110,618	0.64	110,618	604	90.00	44.00
Total:	56	$17,406,432	100.00%	$310,829	629	79.86%	38.62%

Mortgage Loan Documentation Types of the Group I Loans

Mortgage Loan Documentation Types	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Full Documentation	37	$11,296,826	64.90%	$305,320	632	81.59%	40.09%
Reduced Documentation	19	6,109,606	35.1	321,558	625	76.65	36.51
Total:	56	$17,406,432	100.00%	$310,829	629	79.86%	38.62%

No more than approximately 46.9% of such reduced loan documentation mortgage loans will be secured by mortgaged properties located in California.

Seasoning of the Group I Loans

Range of Seasoning (in Months)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
1 - 12	42	$12,118,636	69.62%	$288,539	626	81.62%	39.73%
13 - 24	11	4,648,750	26.71	422,614	649	75.49	33.12
61 - 72	1	466,330	2.68	466,330	538	80.00	43.00
73 - 84	1	22,000	0.13	22,000	728	62.86	18.00
85 - 96	1	150,716	0.87	150,716	538	74.42	0.00
Total:	56	$17,406,432	100.00%	$310,829	629	79.86%	38.62%

As of the cut-off Date, the weighted average seasoning of the Group I Loans will be approximately 13 months.

Original Prepayment Penalty Term of the Group I Loans

Original Prepaymetn Penalty Term	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
None	23	$8,881,849	51.03%	$386,167	631	77.38%	32.37%
12 Months	1	337,217	1.94	337,217	724	94.80	0.00
24 Months	23	5,891,748	33.85	256,163	620	80.80	41.48
36 Months	8	2,139,618	12.29	267,452	635	85.17	44.60
60 Months	1	156,000	0.90	156,000	585	80.00	56.00
Total:	**56**	**$17,406,432**	**100.00%**	**$310,829**	**629**	**79.86%**	**38.62%**

Maximum Mortgage Rates of the Group I Mortgage Loans

Range of Maximum Mortgage Rates (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
9.0000 to 9.9999	3	$1,523,135	8.75%	$507,712	719	75.27%	25.00%
10.0000 to 10.9999	6	3,345,810	19.22	557,635	627	77.66	30.51
11.0000 to 11.9999	8	2,169,737	12.47	271,217	619	82.73	33.76
12.0000 to 12.9999	23	6,011,000	34.53	261,348	634	82.83	41.52
13.0000 to 13.9999	14	3,866,173	22.21	276,155	600	77.32	45.33
14.0000 to 14.9999	2	490,577	2.82	245,288	594	79.99	45.25
Total:	**56**	**$17,406,432**	**100.00%**	**$310,829**	**629**	**79.86%**	**38.62%**

As of the cut-off Date, the weighted average maximum mortgage rate of the Group I Loans will be approximately 11.9767% per annum.

Next Interest Rate Adjustment Dates of the Group I Loans

Next Interest Rate Adjustment Da	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
October 2005	1	$312,000	1.79%	$312,000	611	60.58%	0.00%
November 2005	1	22,000	0.13	22,000	728	62.86	18.00
February 2006	2	991,899	5.70	495,949	616	80.00	0.00
April 2006	2	330,716	1.90	165,358	574	77.27	27.00
May 2006	1	436,000	2.50	436,000	617	80.00	41.00
June 2006	1	110,618	0.64	110,618	604	90.00	44.00
July 2006	1	159,937	0.92	159,937	573	78.82	45.00
August 2006	1	466,330	2.68	466,330	538	80.00	43.00
September 2006	1	138,985	0.80	138,985	621	76.50	60.00
October 2006	5	1,070,466	6.15	214,093	599	79.99	42.13
November 2006	7	1,816,020	10.43	259,431	592	76.73	37.73
December 2006	3	893,600	5.13	297,867	598	77.23	40.96
January 2007	3	793,045	4.56	264,348	641	85.66	32.22
February 2007	2	297,500	1.71	148,750	627	86.50	33.99
March 2007	1	499,999	2.87	499,999	749	94.34	48.00
April 2007	1	215,000	1.24	215,000	722	100.00	42.00
June 2007	1	304,000	1.75	304,000	623	80.00	61.00
August 2007	1	241,668	1.39	241,668	686	95.00	65.00
September 2007	1	156,000	0.90	156,000	585	80.00	56.00
October 2007	1	208,000	1.19	208,000	590	80.00	49.00
November 2007	2	420,450	2.42	210,225	626	83.18	30.63
December 2007	1	348,000	2.00	348,000	587	80.00	52.00
January 2008	1	222,750	1.28	222,750	617	90.00	30.00
February 2008	1	184,000	1.06	184,000	623	80.00	28.00
May 2008	2	826,467	4.75	413,234	706	94.92	50.00
September 2009	1	426,113	2.45	426,113	631	95.00	24.00
October 2009	1	96,148	0.55	96,148	614	51.97	36.00
December 2009	1	223,944	1.29	223,944	588	78.60	42.00
January 2010	2	1,426,000	8.19	713,000	638	79.10	36.64
March 2010	1	248,250	1.43	248,250	603	75.00	36.00
November 2010	1	599,843	3.45	599,843	600	66.67	0.00
March 2011	2	1,397,549	8.03	698,775	616	72.66	21.00
April 2011	3	1,523,135	8.75	507,712	719	75.27	25.00
Total:	***56***	***$17,406,432***	***100.00%***	***$310,829***	***629***	***79.86%***	***38.62%***

As of the cut-off Date, the weighted average Months to Next Interest Rate Adjustment Date of the Group I Loans will be approximately 31 months.

Note Margins of the Group I Mortgage Loans

Range of Note Margins (%)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
1.0000 to 1.9999	3	$1,303,899	7.49%	$434,633	614	75.35%	0.00%
2.0000 to 2.9999	17	7,100,050	40.79	417,650	641	77.42	31.20
3.0000 to 3.9999	1	436,000	2.5	436,000	617	80.00	41.00
4.0000 to 4.9999	3	581,035	3.34	193,678	607	75.19	36.69
5.0000 to 5.9999	21	4,825,514	27.72	229,786	603	79.60	41.96
6.0000 to 6.9999	11	3,159,933	18.15	287,267	656	88.40	43.80
Total:	**56**	**$17,406,432**	**100.00%**	**$310,829**	**629**	**79.86%**	**38.62%**

As of the cut-off Date, the weighted average note margin of the Group I Loans will be approximately 4.0014% per annum.

Notional Credit Classification

Notional Credit Classification	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Prime (IO)	9	$3,649,134	20.96%	$405,459	719	85.19%	41.05%
Alt A (IO)	12	3,608,224	20.73	300,685	632	83.30	34.12
Insured (IO)	1	222,750	1.28	222,750	617	90.00	30.00
A- (IO)	29	8,738,444	50.2	301,326	601	76.10	38.33
Subprime (IO)	5	1,187,879	6.82	237,576	560	78.72	45.85
Total:	**56**	**$17,406,432**	**100.00%**	**$310,829**	**629**	**79.86%**	**38.62%**

IO Term of the Group I Loans

IO Terms (months)	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
24	3	$620,077	3.56%	$206,692	628	83.11%	46.24%
36	2	712,000	4.09	356,000	669	93.44	43.74
60	38	10,644,965	61.16	280,131	621	81.88	40.06
84	8	3,693,242	21.22	461,655	654	72.78	22.79
120	5	1,736,148	9.97	347,230	614	75.80	32.59
Total:	**56**	**$17,406,432**	**100.00%**	**$310,829**	**629**	**79.86%**	**38.62%**

Deliquency of the Group I Loans

Delinquency	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
Current	54	$17,056,932	97.99%	$315,869	630	79.74%	38.58%
31-60	2	349,500	2.01	174,750	614	85.54	39.94
Total:	**56**	**$17,406,432**	**100.00%**	**$310,829**	**629**	**79.86%**	**38.62%**

Top 5 Zip Codes of the Group I Loans

Top 5 Zip Codes	Number of Group I Loans	Principal Balance	Percentage of Group I Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Original LTV	Weighted Average DTI
33149	1	$916,000	5.26%	$916,000	662	78.63%	37.00%
20176	1	715,050	4.11	715,050	615	79.98	0.00
33156	1	682,499	3.92	682,499	617	65.00	21.00
80226	1	600,000	3.45	600,000	780	68.57	25.00
10011	1	599,843	3.45	599,843	600	66.67	0.00
Other	51	13,893,040	79.82	272,413	623	81.72	40.56
Total:	**56**	**$17,406,432**	**100.00%**	**$310,829**	**629**	**79.86%**	**38.62%**